UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
____________________________________

Washington, D.C. 20549
____________________________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2022
Commission file number: 001-09531

TELEFÓNICA, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación, s/n
28050 Madrid, Spain
+34 91 482 87 00
(Address of principal executive offices)

____________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes ☐	No ☒
Indicate by check mark whether the registrant is submitting the From 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Report can be identified, in some instances, by the use of words such as “will,” “shall,” “target,” “expect,” “aim,” “hope,” “anticipate,” “should,” “may,” “might,” “assume,” “estimate,” “plan,” “intend,” “believe” and similar language or other formulations of a similar meaning or, in each case, the negative formulations thereof. Other forward-looking statements can be identified in the context in which the statements are made or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Report including, without limitation, certain statements made in “Item 4. Information on the Company”and “Item 5. Operating and Financial Review and Prospects” and include statements regarding our intent, belief or current expectations with respect to, among other things:
•the effect on our results of operations of competition in telecommunications markets;
•trends affecting our business, financial condition, results of operations or cash flows;
•ongoing or future acquisitions, investments or divestments;
•our capital expenditures plan;
•our estimated availability of funds;
•our ability to repay debt with estimated future cash flows;
•our shareholder remuneration policies;
•supervision and regulation of the telecommunications sectors where we have significant operations;
•our environmental, social and governance commitments and targets;
•our existing or future strategic partnerships or joint ventures;
•the potential for growth and competition in current and anticipated areas of our business; and
•the outcome of pending or future litigation or other legal proceedings.
Such forward-looking statements are not guarantees of future performance and involve numerous risks and uncertainties, and actual results may differ materially from those anticipated in the forward-looking statements as a result of various factors. The risks and uncertainties involved in our businesses that could affect the matters referred to in such forward-looking statements include but are not limited to:
•changes in general economic, business or political conditions in the domestic or international markets in which we operate or have material investments that may affect our business, financial condition, results of operations, cash flows and/or the performance of some or all of our financial indicators, including as a result of the evolution of increasing trade or geopolitical tensions in certain parts of the world, including as a result of the armed conflict in Ukraine, stagflation, the pace of monetary stimulus withdrawal and interest rate hikes, the worsening of the fiscal sustainability in some European countries, economic and political uncertainties in Spain, the impact of Brexit or the COVID-19 pandemic;
•compliance with data privacy regulations and the impact of our inability to comply with any such regulations, including liability for any loss, transfer or inappropriate modification of customer data or general public data stored on our servers or transmitted through our networks;
•exposure to currency exchange rates, interest rates or credit risk, including in relation to our investments or in some of our financial transactions;
•existing or worsening conditions in the international financial markets;
•the impact of current, pending or future legislation and regulation in countries where we operate, as well as any failure to renew or obtain the necessary licenses, authorizations and concessions to carry out our operations and the impact of limitations in spectrum capacity;

•compliance with anti-corruption laws and regulations and economic sanctions programs and the impact of any breach of any such laws, regulations and programs;
•our inability to anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards;
•changes in our competitive position, including as a result of the evolution of competition and market consolidation in the markets where we operate, as well as the impact of any failure to comply with any antitrust regulations or any regulatory actions imposed by antitrust authorities;
•our inability to anticipate and adapt to the rapid technological changes that characterize the sector in which we operate, or to select the right investments to make;
•our dependence on suppliers and their failure to provide necessary equipment and services on a timely basis or otherwise meet our performance expectations;
•the impact of unanticipated network interruptions, including as a result of sabotage;
•the impact of cyber-threats and cyber-security actions;
•the impact of impairment charges on our goodwill, property, plant and equipment, intangible assets, investments accounted for the equity method, deferred taxes or other assets as a result of changes in the regulatory, business, economic or political environment or other factors;
•the impact of a decrease in our liquidity or difficulties in our ability to finance ourselves;
•the outcome of pending or future litigation or other legal proceedings, and
•our ability to complete any pending acquisition, divestment or other significant transaction as planned or to achieve the expected outcome from any completed acquisition, divestment or other significant transaction (including our 50:50 joint venture with Liberty Global in the United Kingdom VMED O2 UK Limited).
Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this Report. We do not undertake any obligation to update any forward-looking statements that may be made to reflect events or circumstances after the date of this Report including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

CERTAIN TERMS AND CONVENTIONS
Our ordinary shares, nominal value 1.00 euro per share, are currently listed on each of the Spanish stock exchanges, which include the Madrid, Barcelona, Bilbao and Valencia stock exchanges and are quoted through the Automated Quotation System under the symbol “TEF”. American Depositary Shares (“ADSs”), each representing the right to receive one ordinary share, are listed on the New York Stock Exchange and on the Lima Stock Exchange. ADSs are evidenced by American Depositary Receipts (“ADRs”) issued under a Deposit Agreement with Citibank, N.A., as Depositary.
As used herein, “Telefónica,” the “Telefónica Group,” the “Group”, the “Company” and terms such as “we,” “us” and “our” mean Telefónica, S.A. and its consolidated subsidiaries, unless the context requires otherwise. In particular, certain references to such terms also include Telefonica’s interest in VMED O2 UK Limited.
"p.p." means percentage points.
"YoY" or "y-o-y" means year-on-year or period-on-period, as the case may be.
For a definition of “operating income before depreciation and amortization” (OIBDA), “OIBDA-CapEx”, “OIBDA-CapEx excluding spectrum acquisitions”, “net financial debt”, “net financial debt plus leases”, “net financial debt plus commitments”, “net financial debt plus leases plus commitments” and “free cash flow” see “Item 5. Operating and Financial Review and Prospects- Non-GAAP Financial Information”.
Below are definitions of certain terms used in this Report:
"2021 Form 20-F" refers to Telefónica, S.A.’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on February 25, 2022.
"5G", is a technology succeeding the mobile technology called 4G. The aim is to make the navigation experience and Internet downloads more agile.
"Access" refers to a connection to any of the telecommunications services offered by Telefónica. A single fixed customer may contract for multiple services, and Telefónica believes that it is more useful to count the number of accesses a customer has contracted for, rather than to merely count the number of its customers. For example, a customer that has fixed line telephony service and broadband service is counted as two accesses rather than as one customer.
"ARPU" is total mobile service revenues during the relevant period divided by the average number of retail accesses (based on the beginning and the month-end number of retail accesses during such period), divided by the number of months in such period.
"Artificial Intelligence" is intelligent tasks carried out by machines.
"AWS" or Amazon Web Services refers to Amazon's service platform offering data base storage, content delivery and other functionalities that can help a business to grow. It is also more secure than a physical server.
"B2B" or business to business is the business segment.
"B2C" or business to customer is the residential segment.
"Bundle" refers to a combination of products that combine fixed services (wirelines, broadband and television) and mobile services.
"CATV" or community antenna television is a system of delivering television programming to consumers via radio frequency (RF) signals transmitted through coaxial cables, or in more recent systems, via light pulses through fiber-optic cables.
"Churn" is the percentage of disconnections over the average customer base in a given period.
"Cloud computing" is a service, whereby shared resources, software and information are provided to computers and other devices as a utility over a network (typically, the Internet).
"Cloud Phone" is an application that allows the transfer of files between two smartphones in a simple way.

"Commercial activity" includes the addition of new lines, replacement of handsets, migrations and disconnections.
"Condensed Consolidated Interim Financial Statements" refers to Telefónica, S.A.’s unaudited condensed consolidated interim financial statements as of September 30, 2022 and for the nine-month periods ended September 30, 2021 and 2022, including the notes thereto, which have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.
"Connected car" is a vehicle equipped with Internet access and generally through a local wireless network or satellite.
"Consolidated Financial Statements" refers to Telefónica, S.A.’s audited consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019 included in the 2021 Form 20-F, including the notes thereto, which were prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

"Convergent" refers to the offer of a fixed service together with a mobile service.
"Data ARPU" is data revenues during the relevant period divided by the average number of retail accesses (based on the beginning and the month-end number of retail accesses during such period), divided by the number of months in such period.
"Data revenues" include revenues from mobile data services such as mobile connectivity and mobile Internet, premium messaging, downloading ringtones and logos, mobile mail and SMS/MMS.
"Data traffic" includes all traffic from Internet access, messaging (SMS, MMS) and connectivity services over Telefónica's network.
"DTH (Direct-To-Home)" is a technology used for the provision of TV services.
"Fixed telephony accesses" includes public switched telephone network (PSTN) lines (including public use telephony), integrated services digital network (ISDN) lines and circuits, "fixed wireless" and Voice over IP accesses.
"FTRs" or Fixed termination rates is an established fixed network tariff that applies when a customer makes a call to someone in a network operated by another operator.
"FTTH" or Fiber to Home is the installation and use of optical fiber from a central point directly to individual buildings such as apartment buildings and businesses to provide high-speed Internet access.
"FTTP" or Fiber to the Premises refers to equipment used in fiber access deployments where fibers extend all the way to the end-user premises and the equipment is designed and optimized for use in residential applications.
"FTTx" is a generic term for any broadband network architecture that uses optical fiber to replace all or part of the metal local loop.
"Gbps" means Gigabyte per second.
"GHz" means gigahertz.
"ICT" or information communication technology is the acquisition, processing, storage and dissemination of vocal, pictorial, textual and numerical information by a microelectronics-based combination of computing and telecommunications.
"Interconnection revenues" means revenues received from other operators which use Telefónica's networks to connect to or finish their calls and SMS or to connect to their customers.
"Internet and data accesses", "Fixed broadband accesses" or "FBB accesses" include broadband accesses (including retail asymmetrical digital subscriber line (ADSL), very high bit-rate digital subscriber line (VDSL), satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (Internet service through the PSTN lines) and the remaining non-broadband final customer circuits. Internet and data accesses also include "Naked ADSL", which allows customers to subscribe for a broadband connection without a monthly fixed line fee.

“IoT” or Internet of Things refers to technologies that allow both mobile and wired systems to communicate with other devices with the same capability.
"IPTV" or Internet Protocol Television refers to distribution systems for television subscription signals or video using broadband connections over the IP protocol.
"ISDN" or Integrated Services Digital Network is a format commonly used for transmitting information through a digital high speed connection.
"Local loop" means the physical circuit connecting the network termination point at the subscriber's premises to the main distribution frame or equivalent facility in the fixed public telephone network.
"LTE" or Long-Term Evolution is a 4G mobile access technology.
"Market share" is the percentage ratio of the number of final accesses over the existing total market in an operating area.
"Mb" means Megabytes.
"MHz" means megahertz.
"MMS" or Multimedia Messaging Service is a standard messaging system allowing mobile phones to send and receive multimedia content, including sound, video and photos.
"Mobile accesses" include accesses to the mobile network for voice and/or data services (including connectivity). Mobile accesses are categorized into contract, prepay and IoT accesses.
"Mobile broadband" includes Mobile Internet (Internet access from devices also used to make voice calls such as smartphones), and Mobile Connectivity (Internet access from devices that complement fixed broadband, such as PC Cards/dongles, which enable large amounts of data to be downloaded on the move).
"MTR" or mobile termination rate is an established mobile network tariff that applies when a customer makes a call to someone in a network operated by another operator.
"MVNO" or mobile virtual network operator is a mobile operator that provides mobile services through another mobile operator. An MVNO pays a determined tariff to such mobile network operator for using the infrastructure to facilitate coverage to its customers.
"Net adds/Net loss" is the difference between the customer base as of the end of a certain period compared to December of the prior year.
"OTT services" or over the top services means services provided through the Internet (such as television and video streaming).
"Pay TV" includes cable TV, direct to home satellite TV (DTH) and IPTV.
"PSTN" is Public Switched Telephone Network.
"Revenues" means net sales and revenues from rendering of services.
"Service revenues" are total revenues minus mobile handset sales. Service revenues are mainly related to telecommunication services, especially voice- and data revenues (SMS and data traffic download and upload revenues) consumed by Telefónica's customers.
"SIM" means subscriber identity module, a removable intelligent card used in mobile handsets, USB modems, etc. to identify the user in the network.
"Smart Wi-Fi" is an application in which users can control their Wi-Fi network and the devices connected to it from their mobile.
"SMS" means short messaging service.
"STB (Set-top box)" is a device that converts a digital television signal to analogue for viewing on a conventional set, or that enables cable or satellite television to be viewed.

"Tbps" means terabytes per second.
"Tracker" is a special server which contains the information needed for users to connect with other users.
"UBB" or Ultra Broadband is the fiber-to-the-premise broadband which is capable of giving a minimum download speed of 100 Mbps and a minimum upload speed of 50 Mbps.
"JV VMO2" means VMED O2 UK Limited.
"Voice traffic" means voice minutes used by Telefónica's customers over a given period, both outbound and inbound.
"VoIP" means voice over Internet protocol.
"VPN" or Virtual Private Network extends a private network across a public network and enables users to send and receive data across shared or public network.
"Wholesale accesses" means accesses Telefónica provides to other companies, who then sell services over such accesses to their residential and corporate clients.

PART I
Item 3. Key Information
A. Selected Financial Data
The following table presents certain selected consolidated financial data. It is to be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company—Business Overview” in our 2021 Form 20-F “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company—Business Overview” in this Report, the Consolidated Financial Statements and the Condensed Consolidated Interim Financial Statements.
The consolidated income statements and the consolidated statements of cash flows data for the years ended December 31, 2019, 2020 and 2021 and the consolidated statements of financial position data as of December 31, 2020 and 2021 set forth below are derived from, and are qualified in their entirety by reference to the Consolidated Financial Statements.
The consolidated income statements and the consolidated statements of cash flows data for the nine months ended September 30, 2021 and 2022 and the consolidated statements of financial position data as of September 30, 2021 set forth below are derived from, and are qualified in their entirety by reference to the Condensed Consolidated Interim Financial Statements.
Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. Our Interim Consolidated Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
The basis of presentation is described in detail in Note 2 to our Consolidated Financial Statements and in Note 2 to our Condensed Consolidated Interim Financial Statements.

Millions of euros	2019	2020	2021	Sept 2021(*)	Sept 2022(*)
Consolidated Income Statements Data
Revenues	48,422	43,076	39,277	29,603	29,793
Other income	2,842	1,587	12,673	12,019	1,527
Supplies	(13,635)	(13,014)	(12,258)	(9,095)	(9,523)
Personnel expenses	(8,066)	(5,280)	(6,733)	(3,990)	(4,108)
Other expenses	(14,444)	(12,871)	(10,976)	(7,917)	(8,096)
Depreciation and amortization	(10,582)	(9,359)	(8,397)	(6,294)	(6,670)
OPERATING INCOME	4,537	4,139	13,586	14,326	2,923
Share of income (loss) of investments accounted for by the equity method	13	2	(127)	(58)	481
Net finance expense	(1,953)	(1,740)	(1,414)	(960)	(1,346)
Net exchange differences	121	182	50	22	(47)
Net financial expense	(1,832)	(1,558)	(1,364)	(938)	(1,393)
PROFIT BEFORE TAX	2,718	2,583	12,095	13,330	2,011
Corporate income tax	(1,054)	(626)	(1,378)	(1,554)	(316)
PROFIT FOR THE PERIOD	1,664	1,957	10,717	11,776	1,695
Attributable to equity holders of the parent	1,142	1,582	8,137	9,335	1,486
Attributable to non-controlling interests	522	375	2,580	2,441	209

Other Data
Weighted average number of shares-Basic (thousands) (1)	5,933,094	5,952,695	5,864,070	5,884,374	5,753,826
Basic earnings per share attributable to equity holders of the parent (euro) (1)	0.14	0.22	1.34	1.56	0.23
Diluted earnings per share attributable to equity holders of the parent (euro) (1)	0.14	0.22	1.34	1.55	0.23
Basic earnings per ADS (euro) (1)	0.14	0.22	1.34	1.56	0.23
Diluted earnings per ADS (euro) (1)	0.14	0.22	1.34	1.55	0.23
Weighted average number of ADS-Basic (thousands)(1)	5,933,094	5,952,695	5,864,070	5,884,374	5,753,826
Dividends per ordinary share (cash and scrip) (€)	0.40	0.40	0.35	0.20	0.15
Dividends per ordinary share (cash and scrip) ($) (2)	0.45	0.47	0.41	0.24	0.16

Consolidated Statements of Financial Position Data
Cash and cash equivalents	6,042	5,604	8,580		7,275
Property, plant and equipment	32,228	23,769	22,725		24,233
Total assets	118,877	105,051	109,213		115,041
Non-current liabilities	63,236	58,674	55,034		57,721
Equity	25,450	18,260	28,684		32,622
Capital stock	5,192	5,526	5,779		5,775

Consolidated Statements of Cash Flows Data
Net cash provided by operating activities	15,022	13,196	10,268	7,544	7,598
Net cash from (used in) investing activities	(5,641)	(7,790)	5,896	7,250	(2,565)
Net cash used in financing activities	(9,021)	(5,438)	(12,990)	(10,359)	(6,631)
(*) Data derived from the unaudited Condensed Consolidated Interim Financial Statements

(1)The per share and per ADS computations for all periods presented have been reported using the weighted average number of shares and ADSs, respectively, outstanding for each period, and have been adjusted to reflect the stock dividends which occurred during the periods presented, as if these had occurred at the beginning of the earliest period presented. In accordance with IAS 33 (“Earnings per share”), the weighted average number of ordinary shares (including in the form of ADSs) outstanding for each of the periods covered has been restated to reflect the issuance of shares pursuant to Telefónica’s scrip dividend in June 2020, December 2020, June 2021, December 2021 and June 2022.
(2)Quantities in U.S. dollars are calculated in accordance with the conversion rate published by the Depositary (Citibank, N.A.) in connection with each dividend payment.

D. Risk Factors
The Telefónica Group’s business is affected by a series of risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties faced by Telefónica, which could affect its business, financial condition, results of operations and/or cash flows are set out below and must be considered jointly with the information set out in the 2021 Form 20-F and the rest of this Report.
These risks are currently considered by the Telefónica Group to be material, specific and relevant in making an informed investment decision in respect of Telefónica. However, the Telefónica Group is subject to other risks that have not been included in this section based on the Telefónica Group’s assessment of their specificity and materiality based on the Telefónica Group’s assessment of their probability of occurrence and the potential magnitude of their impact.
Risks are presented in this section grouped into four categories: business, operational, financial, and legal and compliance.
These categories are not presented in order of importance. However, within each category, the risk factors are presented in descending order of importance, as determined by Telefónica at the date of this Prospectus. Telefónica may change its vision about their relative importance at any time, especially if new internal or external events arise.

Risks related to the Business Activities.
Telefónica's competitive position in some markets could be affected by the evolution of competition and market consolidation.
The Telefónica Group operates in highly competitive markets and it is possible that the Group may not be able to market its products and services effectively or respond successfully to the different commercial actions carried out by its competitors, causing it to not meet its growth and customer retention plans, thereby jeopardizing its future revenues and profitability.
The reinforcement of competitors, the entry of new competitors (either new players or providers of OTT Services), or the merger of operators in certain markets, may affect Telefónica’s competitive position, negatively affecting the evolution of its revenues and market share or increasing its costs. In addition, changes in competitive dynamics in the different markets in which the Telefónica Group operates, such as in Chile, Colombia, Peru, Mexico and Argentina, where there are aggressive customer acquisition offers, including unlimited data and discounts on certain services, among others, can affect the competitive position and the efficiency of Telefónica’s operations.
If Telefónica is not able to successfully face these challenges, the Group’s business, financial condition, results of operations and/or cash flows could be adversely affected.

The Group requires government concessions and licenses for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.
The telecommunications sector is subject to laws and sector-specific regulations. The fact that the Group’s business is highly regulated affects its revenues, operating income before depreciation and amortization (“OIBDA”) and investments.

Many of the Group’s activities (such as the provision of telephone services, Pay TV, the installation and operation of telecommunications networks, etc.) require licenses, concessions or authorizations from governmental authorities, which typically require that the Group satisfies certain obligations, including minimum specified quality levels, and service and coverage conditions. If the Telefónica Group breaches any of such obligations it may suffer consequences such as economic fines or, in a worst-case scenario, other measures that would affect the continuity of its business. Exceptionally, in certain jurisdictions, the terms of granted licenses may be modified before the expiration date of such licenses or, at the time of the renewal of a license, new enforceable obligations could be imposed or the renewal of a license could be refused.
Additionally, the Telefónica Group could be affected by the regulatory actions of antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines. Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain of its businesses.
Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Access to new concessions/ licenses of spectrum.
The Group requires sufficient spectrum to offer its services. The Group’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to maintain the quality of existing services and on its ability to launch and provide new services, which may materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
The intention of the Group is to maintain current spectrum capacity and, if possible, to expand it, specifically through the participation of the Group in spectrum auctions which are expected to take place in the next few years, which will likely require cash outflows to obtain additional spectrum or to comply with the coverage requirements associated with some of the related licenses.
In Spain, in September 2022, the Ministry of Economic Affairs and Digital Transformation launched a public consultation on the auction rules for the 26 GHz band. A previous consultation, on the National Frequency Allocation Table, raised the possibility of assigning the 450 MHz part of the spectrum to companies, industries and organizations operating in a specific sector, that deploy private networks to support their connectivity needs (verticals). This could mean more competition in the private corporate network segment and a possible increase in spectrum prices during the auction. The auction is expected to take place before the end of 2022.
In the UK, in May 2022, Ofcom launched a public consultation on opening access to the 26 GHz and 40 GHz bands for mobile use. This is the first of a series of detailed consultations on the award, with a process possible towards the end of 2023 at the earliest. The consultation outlines the proposal to offer a range of local and city-wide licenses, differentiating between low- and high-density areas.
In Latin America, several auction processes are expected in the near term: (i) in Colombia, the “5G Plan” as well as the 2020-2024 Spectrum Public Policy and the 2020-2024 Spectrum Allocation Framework Plan were published. These policy documents announced actions to auction the remaining spectrum in the 700 MHz, 1900 MHz and 2500 MHz bands, without indicating a concrete time frame. Additionally, with regards to spectrum in the 3.5 GHz band, the Ministerio de las Tecnologías de la Información y las Comunicaciones (“MinTic”) postponed the auction without indicating a specific date to start the process. Telefónica has requested MinTic to delay any spectrum auction until the review of the existing spectrum valuation methodology, in order to align costs with the spectrum value generation capacity is completed, and specific measures to avoid resource monopolization by the dominant operator are put in place; (ii) in Peru, notwithstanding the fact that Telefónica del Perú S.A.A. was preselected for the auction on the 1750 – 1780 MHz, 2150 – 2180 MHz and 2300 – 2330 MHz bands, the auction has been suspended without indicating a specific date to start the process. Recently, Peruvian authorities have announced their interest in initiating the process before the end of the year, but no specific date has been set. With regards to 5G and the spectrum auction for the 3.5 GHz and 26 GHz band, the new government has not yet taken a decision; and (iii) in Argentina, the government has made public its intention to auction 5G spectrum in 2023, but no specific date or terms and conditions for the process have been published.
Existing licenses: renewal processes and modification of conditions for operating services.

The revocation or failure to renew the Group’s existing licenses, authorizations or concessions, or any challenges or amendments to their terms, could materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
In Germany, in the allocation procedure for the frequencies at 800 MHz, 1800 MHz and 2.6 GHz, which will partially expire at the end of 2025, the Bundesnetzagentur has submitted a position paper for consultation as a follow-up to the consultation of orientation points which were connected with an initial survey of demand. In the position paper, it considers a spectrum scarcity to be obvious and is considering an auction as an award format. In order to reflect the importance of the 800 MHz band for mobile coverage, the Bundesnetzagentur proposes a swap in the term of the frequencies to be awarded at 800 MHz with an equal amount of 900 MHz frequencies. The frequencies at 900 MHz, 1800 MHz and 2.6 GHz would then be auctioned off. The frequencies at 800 MHz would have a term until the end of 2033. Next steps in the spectrum allocation procedure in the form of cornerstones and a formal demand survey are expected in the first quarter of 2023.
In the UK, mobile spectrum licenses are generally indefinite in term, subject to an annual fee after a fixed period (usually 20 years) from the initial auction. Ofcom recently determined the spectrum fees applicable for VMO2’s 2100 MHz spectrum, after its fixed term expired at the end of 2021. There are no fee decisions now pending until 2033, when the fixed term for VMO2’s 800 MHz licenses expire.
With respect to Latin America:
In Brazil, the Agencia Nacional de Telecomunicações (“ANATEL”) approved on February 8, 2021 Resolution 741/2021 which sets the Regulation for the Adaptation of Fixed Commuted Telephony Service (“STFC”) concessions. ANATEL has presented an estimate value for calculating the migration balancing from the concession to the authorization regime, which will be validated by the Federal Court of Accounts. There is a risk that consensus between the parties on the migration calculation may not be reached. In any case, if a decision is made by Telefónica not to migrate, the STFC concession held by Telefónica will remain in force until December 31, 2025. Resolution 744/2021 of April 8, 2021 establishes that, at the end of the life of the concession contracts, the transfer of the right of use of shared-use assets will be guaranteed under fair and reasonable economic conditions, in the event that the granting authority or the company that succeeds the provider wishes to make use of these assets to maintain the continuity of the provision of STFC under the public regime. In addition, Telefónica could lose its right to operate spectrum in the 450 MHz band, granted in certain states, in the case that Telefónica could not provide evidence of service activation in the 450 MHz band as a result of the unavailability of 450 MHz devices ecosystem and of the waiver clause contained in the tender notice, interpreted by ANATEL as meaning that the waiver would operate automatically in case of non-activation of the frequency within the contractual term, and interpreted by Telefónica as meaning that such waiver would only operate if explicitly requested. On September 1, 2022, ANATEL determined the expiration of the authorizations held by other providers. As the agency will still evaluate Telefónica’s case separately, it is possible that it will follow the same path. Furthermore, regarding the extension of the 850 MHz band authorizations, if the legal and regulatory requirements are met, ANATEL agreed to extend the current authorizations for the use of radio frequencies in Bands A and B, proposing their approval, on a primary basis, until November 29, 2028. However, specific conditions for renewal, including those related to the economic valuation criteria and obligations, were challenged by the affected service providers (including Telefónica). After ANATEL dismissed the appeals filed by the providers, ANATEL referred the case to the federal court of accounts of Brazil (“TCU”), and in September 2022, TCU decided that the possibility of successive extensions brought by Law 13.879/19 should be considered as an exception, applicable only when certain requirements are met (art. 167 of Law 13.879/19 and article 12 of decree 10.402/20). Telefónica appealed that decision, defending the successive extension of licences as a rule and not as an exception, in accordance to Law 13.879/19. Additionally, on August 2022, when deciding on an extension request made by the provider TIM for the 850 MHz, 900 MHz and 1.8 GHz bands, ANATEL issued a decision for the possibility of extending the 900 MHz and 1.8 GHz bands only until 2032, when the Agency intends to carry out a refarming action of these bands. This decision may impact Telefónica’s extension requests for the aforementioned bands.
In Peru, an arbitration process was started by Telefónica, to challenge the decision adopted by the Ministry of Transportation and Communications (“MTC”), denying the renewal of concessions for the provision of fixed-line services, valid until 2027, which ended with a favorable award for Telefónica. The award recognizes that the methodology applied to assess compliance with the concession obligations was not in accordance with the provisions of the relevant Concession Contract. The MTC, following this award, must issue a new regulation for renewals in a period of time yet to be determined. Nevertheless, Telefónica del Perú S.A.A. holds other concessions for the provision of fixed-line services that allow it to provide these services beyond 2027. The renewal of the 1900 MHz band in all of Peru (except for Lima and Callao), which expired in 2018, and of other licenses to offer telecommunications services were requested by the Group and a decision by the MTC is still pending. Nevertheless, these concessions are valid while the procedures are in progress.
In Colombia, in April 2021, Telefónica requested the renewal of the license to use 15 MHz spectrum in the 1900 MHz band with expiration in October 2021. Subsequently, the MinTic issued Resolution 2803 on October 15, 2021, by which it established the conditions for the renewal of such license, with a high price set for the spectrum compared to international levels and with the inclusion of an obligation of technological modernization. Telefónica challenged such decision, in order to reduce the price and obligations proposed for the renewal of the license. Finally, the MinTic decided by resolution 2143 of June 17, 2022 to renew the 15 MHz for 20 years, reduced the price and accepted that the technological modernization obligation should be valued and be part of the price, revoking such obligation. However, given that the price is still above international levels and that Telefónica’s request to renew for a period of less than 20 years has been denied, legal proceedings will be initiated challenging the aforementioned Resolution. In 2023, Telefonica will have to renew 30 MHz of spectrum in the AWS band. The spectrum renewal process has not been initiated.
In Argentina, in connection with Decree of Necessity and Urgency 690/2020 (“DNU 690/2020”), Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, “Telefónica Argentina”) filed a lawsuit against the Argentine State, in relation to a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica Argentina and the Argentine State, including the licenses resulting from the 2014 spectrum auction. Such contracts and their regulatory framework stated that the services provided by Telefónica Argentina were private and prices would be freely set by Telefónica Argentina. However, DNU 690/2020, by providing that the services will be “public services” and that prices will be regulated by the Argentine State, substantially modifies the legal status of those contracts, affecting the performance of their obligations and substantially depriving Telefónica Argentina of essential rights derived from those contracts. The lawsuit filed by Telefónica Argentina was rejected in September 2021 and Telefónica Argentina appealed this decision. On December 17, 2021, the first instance ruling was revoked and the application of articles 1, 2, 3, 5 and 6 of DNU 690/2020 and Resolutions 1666/2020, 204/2021 and 1467/2020 (relating to the control of tariffs and the universal basic service) was suspended for six months or until the final decision is adopted. On June 10, 2022, the Federal Contentious Administrative Court extended for another six months the precautionary suspension of the effects of DNU 690/2020 in favor of Telefónica. During this period, Telefónica Argentina will not be subject to the provisions contained in the DNU 690/2020 in relation to price and public service regulations.
In Venezuela, on August 30, 2022, Telefónica presented a spectrum renewal request for the Group’s 850 MHz band (25 MHz), 1900 MHz band (50 MHz) and AWS band (20 MHz). The renewal process is expected to be completed by November 2022, and no cash payment is expected.
In Ecuador, Telefónica will renew in 2023 the Concession Contract that authorizes the provision of telecommunication services and includes the spectrum licenses (25 MHz in the 850 MHz band and 60 MHz in the 1900 MHz band).
In the nine months ended September 30, 2022, the Group’s consolidated investment in spectrum acquisitions and renewals amounted to 139 million euros, mainly due to the acquisition of spectrum in Colombia (compared to 989 million euros in the same period of 2021). In the event that the licenses mentioned above are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.
Telefónica depends on its suppliers.
The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica’s operations. This may cause legal contingencies or damages to its image in the event that a participant in the supply chain engages in practices that do not meet acceptable standards or that otherwise fail to meet Telefónica’s performance expectations. This may include delays in the completion of projects or deliveries, poor-quality execution, cost deviations and inappropriate practices.
As of September 30, 2022, the Group depended on three handset suppliers (none of them located in China) and six network infrastructure suppliers (two of them located in China), which, together, accounted for 81% and 80%, respectively, of the aggregate value of contracts awarded in the nine months ended September 30, 2022 to handset suppliers and network infrastructure suppliers, respectively. One of the handset suppliers represented 40% of the aggregate value of contracts awarded in the nine months ended September 30, 2022 to handset suppliers.

These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements or for other reasons.
If suppliers cannot supply their products to the Telefónica Group within the agreed deadlines or such products and services do not meet the Group’s requirements, this could hinder the deployment and expansion plans of the network. This could in certain cases affect Telefónica’s compliance with the terms and conditions of the licences under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group. In addition, the possible adoption of new protectionist measures in certain parts of the world, including as a result of trade tensions between the United States and China, and/or the adoption of lockdown or other restrictive measures as a result of the COVID-19 pandemic or any other crisis or pandemic, as well as those derived from geopolitical tensions such as the current war in Ukraine, could disrupt global supply chains or may have an adverse impact on certain of Telefónica’s suppliers and other players in the industry. The semiconductor industry in particular is facing various challenges, as a result mainly of supply problems at a global level, which in turn is affecting multiple sectors (including technology) through delivery delays and price increases, which could affect the Telefónica Group or others who are relevant to its business, including its customers, suppliers and partners. During 2020, 2021 and the nine months ended September 30, 2022 a specific monitoring has been carried out and action plans have been developed by the Group with respect to the supply chain challenges resulting from the COVID-19 pandemic, the war conflict in Ukraine as well as the potential discontinuation of use of some suppliers as a result of the U.S.-China conflict.
The imposition of trade restrictions and any disruptions in the supply chain, such as those related to international transport, could result in higher costs and lower margins or affect the ability of the Telefónica Group to offer its products and services and could adversely affect the Group’s business, financial condition, results of operations and/or cash flows.
Telefónica operates in a sector characterized by rapid technological changes and it may not be able to anticipate or adapt to such changes or select the right investments to make.
The pace of innovation and Telefónica’s ability to keep up with its competitors is a critical issue in a sector so affected by technology such as telecommunications. In this sense, significant additional investments will be needed in new high-capacity network infrastructures to enable Telefónica to offer the features that new services will demand, through the development of technologies such as 5G or fiber optic.
New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as mobile network virtual operators (“MNVOs”), internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group’s assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice businesses are shrinking, while new sources of revenues are increasingly derived from connectivity and digital services. Examples of these services include video, Internet of Things (“IoT”), cybersecurity, big data and cloud services.
One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the new FTTx type networks which allow the offering of broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by optical fiber, requires high levels of investment. As of September 30, 2022, in Spain, fiber coverage reached 27.8 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment, and no assurance can be given that these investments will be profitable.
In addition, the ability of the Telefónica Group’s IT systems (operational and backup) to adequately support and evolve to respond to Telefónica’s operating requirements is a key factor to consider in the commercial development, customer satisfaction and business efficiency of the Telefónica Group. While automation and other digital processes may lead to significant cost savings and efficiency gains, there are also significant risks associated with such transformation processes. Any failure by the Telefónica Group to develop or implement IT systems that adequately support and respond to the Group’s evolving operating requirements could have an adverse effect on the Group’s business, financial condition, results of operations and/or cash flows.
The changes outlined above force Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors, and, for this reason, the Group’s profit and margins may be reduced or such investment could not lead to the development or commercialization of new successful products or services. To contextualize the Group’s research and development effort, the total expenditure in the nine months ended September 30, 2022 was 477 million euros (544 million euros in the nine months ended September 30, 2021) representing 1.6% of the Group’s revenues (1.8% in the nine months ended September 30, 2021). These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development (“OECD”) manual.
If Telefónica is not able to anticipate and adapt to the technological changes and trends in the sector, or to properly select the investments to be made, this could negatively affect the Group’s business, financial condition, results of operations and/or cash flows.
The Telefónica Group's strategy which is focused on driving new digital businesses and providing data-based services, involves exposure to risks and uncertainties arising from data privacy regulation.
The Telefónica Group’s commercial portfolio includes products and/or services which are based on the use, standardization and analysis of data, as well as the deployment of advanced networks and the promotion of new technologies related to Big Data, Cloud Computing, cybersecurity, Artificial Intelligence and IoT.
The large amount of information and data that is processed throughout the Group (related to approximately 383.5 million accesses associated with telecommunications services, digital products and services and Pay TV and an average number of employees of 102,315 as of September 30, 2022), increases the challenges of complying with privacy regulations. Moreover, there is a risk that measures adopted in response to these regulations may stifle innovation. Conversely, the Group’s efforts to promote innovation may result in increased compliance risks and, where applicable, costs.
One of the most important pieces of regulation for the Telefónica Group’s operations in the European Union is Regulation (EU) 2016/679 of the European Parliament and Council of April 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (“GDPR”), whose content has become the common standard for all countries where the Telefónica Group operates. In addition, progress continues to be made on the proposal for a future European regulation concerning the respect for privacy and protection of personal data in electronic communications (“e-Privacy Regulation”), which would repeal Directive 2002/58/EC. If approved, this proposal could establish additional and more restrictive rules than those established in the GDPR, with the consequent increase in the risks and costs of non-compliance that this could entail.
Moreover, considering that the Telefónica Group operates its business on a global scale, it frequently carries out international data transfers concerning its customers, users, suppliers, employees and other data subjects to countries outside the EEA that have not been declared to have an adequate level of data protection by the European Commission, either directly or through third parties. In this context, it is particularly relevant to have the necessary controls in place to ensure that such international data transfers are carried out in accordance with the GDPR, in an environment marked by uncertainty on this issue as to the adequate and effective measures to mitigate such risks.
One of the relevant contractual measures to ensure the lawfulness of international data transfers to any country outside the EEA not found by the European Commission to have an adequate level of data protection, is the signing, between the data importer and the data exporter, of the new standard contractual clauses (“SCC”) approved by the European Commission according to Implementing Decision (EU) 2021/914 of June 4, 2021. These new SCC, which entered into force on June 27, 2021, repeal the old SCC and include a novel modular set of clauses for their application according to the data processing role of both the exporter and the importer. Furthermore, the entry into force of the new SCC obliges companies that are going to use them to legitimize their transfers to assess and adopt additional measures deemed appropriate for the due protection of the data transferred to the third country. This is because SCC, in general, are not sufficient for this purpose, as the public authorities of the third country, in accordance with their local regulations, may have the power to access or request access to the data transferred. The additional measures to be adopted are mainly technical such as data encryption, and derive in particular from the impact analysis of each transfer and the country of destination, all following the guidelines issued by the European Data Protection Board in its Recommendations 01/2020. Furthermore, the adoption of the new SCC by the European Commission as the main legal tool to legitimize transfers, obliges companies to replace the old SCC, as the old SCC will cease to be legally valid at the end of 2022 in accordance with the aforementioned Implementing Decision. The entry into force of the new SCC and their novel module structure and dispositive parts to be negotiated between data exporters and importers, the possible uncertainty about their scope of application and implementation, the mandatory assessment and analysis of each international transfer and changeable local regulations of the country of destination and also the obligation to renew all agreements that include the old SCC, pose a challenge for the Group and, with it, a potential risk of non-compliance in the performance of international data transfers in accordance with the GDPR.
With regard to the international data transfer to the United States of America, on October 7, 2022, U.S. President signed an executive order directing the steps that the United States will take to implement the U.S. commitments under the European Union–U.S. Data Privacy Framework.
In addition, it should be highlighted that: (i) in the United Kingdom, its exit from the European Union on January 1, 2021 means that the Group must monitor how its operations and business in the United Kingdom are affected in terms of applicable privacy regulations and, specifically, the flow of data to and from the United Kingdom. The European Commission declared the United Kingdom as a country with an adequate level of data protection according to the Adequacy Decision of June 28, 2021. Accordingly, entities that transfer data between both territories will not be required to adopt additional tools or measures to legitimize international transfers. The Adequacy Decision establishes an initial period of validity of four years, which may only be extended if the United Kingdom demonstrates that it continues to ensure an adequate level of data protection. In this regard, it is worth mentioning that, since European Union regulations no longer apply in the United Kingdom, the government of this country has published a draft reform of its local privacy and data protection regulations in June 2022, which, if it finally passes through parliamentary procedures and is approved, aims to update these regulations to address new technological challenges and business opportunities in the use of data. The result and approval of this amendment could impact the Telefónica Group’s business in the United Kingdom and the aforementioned international data transfers to and from the United Kingdom, either because additional regulatory restrictions or impositions are imposed that reduce the capacity for innovation and the development of new services and products, or because the European Union authorities consider that the United Kingdom is no longer a country with an adequate level of data protection, in which case the Telefónica Group may face similar challenges and risks as it is currently facing with respect to data transfers to the United States or other territories not declared as having an adequate level of protection; and (ii) in Latin America, Law No. 13,709 in Brazil imposes standards and obligations similar to those required by the GDPR, including a sanctioning regime which is in force from August 2021, with fines for non-compliance of up to 2% of the Group’s income in Brazil in the last financial year subject to a limit of 50 million Brazilian reais (approximately 9 million euros based on the exchange rate as of September 30, 2022) per infraction which may increase compliance risks and costs.
Furthermore, in the case of Ecuador, the Organic Law on Data Protection has entered into force, aligned with the principles of the European GDPR, although the effectiveness of the sanctioning regime is postponed for a two-year adaptation period which ends in 2023 and, in other countries of Latin America where the Group operates, such as Argentina and Chile, there are regulatory proposals to bring regulation more in line with the provisions set forth in the GDPR, which may increase compliance risks and costs.
Data privacy protection requires careful design of products and services, as well as robust internal procedures and rules that can be adapted to regulatory changes where necessary, all of which entails compliance risk. Failure to maintain adequate data security and to comply with any relevant legal requirements could result in the imposition of significant penalties, damage to the Group’s reputation and the loss of trust of customers and users.
Telefónica’s reputation depends to a large extent on the digital trust it is able to generate among its customers and other stakeholders. In this regard, in addition to any reputational consequences, it is important to note that, in the European Union, very serious breaches of the GDPR may entail the imposition of administrative fines of up to the larger of 20 million euros or 4% of the infringing company’s overall total annual revenue for the previous financial year. Furthermore, once it is approved, the e-Privacy Regulation may set forth sanctions for breaches of it similar to those provided for in the GDPR.
Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Telefónica may not anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards, which could adversely affect Telefónica's business and reputation.
To maintain and improve its position in the market vis-à-vis its competitors, it is vital that Telefónica: (i) anticipates and adapts to the evolving needs and demands of its customers, and (ii) avoids commercial or other actions or policies that may generate a negative perception of the Group or the products and services it offers, or that may have or be perceived to have a negative social impact. In addition to harming Telefónica’s reputation, such actions could also result in fines and sanctions.

In order to respond to changing customer demands, Telefónica needs to adapt both (i) its communication networks and (ii) its offer of digital services.
The networks, which had historically focused on voice transmission, are evolving into increasingly flexible, dynamic and secure data networks, replacing, for example, old copper telecommunications networks with new technologies such as fiber optics, which facilitate the absorption of the exponential growth in the volume of data demanded by the Group’s customers.
In relation to digital services, customers require an increasingly digital and personalized experience, as well as a continuous evolution of the Group’s product and service offering. In this sense, new services such as “Smart Wi-Fi”, “Connected Car”, “Smart Cities”, “Smart Agriculture” and “Smart Metering” which facilitate certain aspects of the Group’s customers’ digital lives, are being developed. Furthermore, new solutions for greater automation in commercial services and in the provision of the Group’s services are being developed, through new apps and online platforms that facilitate access to services and content, such as new video platforms that offer both traditional Pay TV, video on demand or multi-device access. However, there can be no assurance that these and other efforts will be successful. For example, if streaming television services, such as Netflix or others, become the principal way television is consumed to the detriment of the Group’s Pay TV service, the Group’s revenues and margins could be affected.
In the development of all these initiatives it is also necessary to take into account several factors: firstly, there is a growing social and regulatory demand for companies to behave in a socially responsible manner, and, in addition, the Group’s customers are increasingly interacting through online communication channels, such as social networks, in which they express this demand. Telefónica’s ability to attract and retain clients depends on their perceptions regarding the Group’s reputation and behavior. The risks associated with potential damage to a brand’s reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.
If Telefónica is not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected, or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Operational Risks.
Information technology is key to the Group's business and is subject to cybersecurity risks.
The risks derived from cybersecurity are among the Group’s most relevant risks due to the importance of information technology to its ability to successfully conduct operations. Despite advances in the modernization of the network and the replacement of legacy systems in need of technological renewal, the Group operates in an environment increasingly prone to cyber-threats and all of its products and services, such as mobile Internet or Pay TV services, are intrinsically dependent on information technology systems and platforms that are susceptible to cyberattacks. Successful cyberattacks could prevent the effective provision, operation and commercialization of products and services in addition to affecting their use by customers. Therefore, it is necessary to continue to identify and remedy any technical vulnerabilities and weaknesses in the Group’s operating processes, as well as to strengthen its capabilities to detect, react and recover from incidents. This includes the need to strengthen security controls in the supply chain (for example, by focusing on the security measures adopted by the Group’s providers and other third parties), as well as to ensure the security of the services in the cloud. As a result of the circumstances brought by the COVID-19 pandemic, security measures related to remote access and teleworking of employees and collaborators were reviewed and strengthened.
Telecommunications companies worldwide face continuously increasing cybersecurity threats as businesses become increasingly digital and dependent on telecommunications, computer networks and Cloud Computing technologies. The Telefónica Group is aware of the possible cybersecurity risks arising from the conflict in Ukraine, monitoring cyberattacks that may affect our infrastructure, and maintaining contact with national and international organizations to obtain cyberintelligence information, without having detected a significant increase in attacks in our perimeter compared to other previous periods. Cybersecurity threats may include gaining unauthorized access to the Group’s systems or propagating computer viruses or malicious software, to misappropriate sensitive information like customer data or disrupt the Group’s operations. In addition, traditional security threats, such as theft of laptop computers, data devices and mobile phones may also affect the Group along with the possibility that the Group’s employees or other persons may have access to the Group’s systems and leak data and/or take actions that affect the Group’s networks or otherwise adversely affect the Group or its ability to adequately process internal information or even result in regulatory penalties.

In particular, in the past three years, the Group has suffered several cybersecurity incidents. Attacks during this period include (i) intrusion attempts (direct or phishing), exploitation of vulnerabilities and corporate credentials being compromised; (ii) Distributed Denial of Service (DDoS) attacks, using massive volumes of Internet traffic that saturate the service; and (iii) exploitation of vulnerabilities to carry out fraud through online channels, usually through the subscription of services without paying for them. While none of these incidents had significant material consequences, this may change in the future.
Some of the main measures adopted by the Telefónica Group to mitigate these risks are early vulnerabilities detection, access control measures, proactive log review of critical systems, network segregation in zones and the deployment of protective systems such as firewalls, intrusion prevention systems and virus scanners among other physical and logical security measures. In the event that preventive and control measures do not prevent all damage to systems or data, backup systems are designed to provide for the full or partial retrieval of information.
Although Telefónica seeks to manage these risks by adopting technical and organizational measures, such as those referred to above, as defined in its digital security strategy, it cannot guarantee that such measures are sufficient to avoid or fully mitigate such incidents. Therefore, the Telefónica Group has insurance policies in place, which could cover, subject to the policies terms, conditions, exclusions, limits and sublimits of indemnity, and applicable deductibles, certain losses arising out of these types of incidents. To date, the insurance policies in place have covered some incidents of this nature, however due to the potential severity and uncertainty about the evolution of the aforementioned events, these policies may not be sufficient to cover all possible losses arising out of these risks.
Natural disasters, climate change and other factors beyond the Group's control may result in unanticipated network or service interruptions or quality loss.
Unforeseen service interruptions can be due to system failures, natural disasters caused by natural or meteorological events or phenomena, lack of electric supply, network failures, hardware or software failures, theft of network elements or cyber-attacks. Any of the foregoing can affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group.
Changes in temperature and precipitation patterns associated with climate change may increase the energy consumption of telecommunications networks or cause service disruption due to extreme temperature waves, floods or extreme weather events. In addition, these changes may cause increases in the price of electricity due to, for example, reduction in hydraulic generation as a result of recurrent droughts. Further, as a result of global commitments to tackle climate change, new carbon dioxide taxes may be imposed and could affect, directly or indirectly, Telefónica, and may have a negative impact on the Group’s operations results. Telefónica analyses these risks in accordance with the recommendations of the Task force on Climate-related financial disclosures (“TCFD”).
Network or service interruptions or quality loss could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group, or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Financial Risks.
Worsening of the economic and political environment could negatively affect Telefónica's business.
Telefónica’s international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments in this regard, including exchange rate or sovereign-risk fluctuations, as well as growing geopolitical tensions, may adversely affect Telefónica’s business, financial position, cash flows and results of operations and/or the performance of some or all of the Group’s financial indicators.
The beginning of the conflict between Ukraine and Russia opened a period of high uncertainty that, almost eight months later, remains unclear. Since then, inflationary pressures have intensified, not only due to the evolution of energy and food commodity prices (noting that Russia is the world’s second largest exporter of oil and the first of natural gas, and Ukraine is the European Union’s largest supplier of cereals) but also because of the effect that the recovery from the pandemic had on global supply chains (including bottlenecks caused by the combination of the strong upturn in demand and a still limited supply). Furthermore, the prolongation of this situation over time led to a significant pass-through of cost increases to the final prices of other goods, and also some services, giving rise to inflation rates not seen in the last 40 years. In response to this, most central banks have accelerated the pace of monetary stimulus withdrawal, which has dragged down risky assets such as lower-quality credit and stock market assets, further tightening conditions for the global economy. Going forward, elements that could worsen the effects of the current situation include the escalation of the armed conflict and the persistence of possible political fallout that would delay the resolution of the current supply disruptions and the cutting of key supplies by Russia such as gas, which could lead to an energy crisis, prolonging and amplifying the inflation-recession scenario.
So far, the main European countries where the Group operates have been affected through the price channel (higher commodity prices), as their trade and financial exposure is limited. However, in Europe there are concerns about energy supply for the coming winter should the most adverse scenario materialize (i.e., total supply cut and/or below-average winter temperatures), Latin America could be affected by the slowdown in global and regional growth associated with the tightening of monetary conditions to combat inflation. Although the magnitude of the impact could be partially offset in some countries in the region by higher trade and financial flows as a result of the rise in commodity prices, since these countries are generally net exporters of commodities.
As of September 30, 2022, the contribution of each segment to Telefónica Group's total assets was as follows: Telefónica Spain 22.4% (22.9% as of December 31, 2021), VMO2 10.1% (11.1 % as of December 31, 2021), Telefónica Germany 16.6% (18.3 % as of December 31, 2021), Telefónica Brazil 23.4% (19.7 % as of December 31, 2021) and Telefónica Hispam 15.1% (14.3 % as of December 31, 2021). Part of the Group's assets are located in countries that do not have an investment grade credit rating (in order of importance, Brazil, Argentina, Ecuador and Venezuela). Likewise, Venezuela and Argentina are considered countries with hyperinflationary economies in 2022 and 2021.
The main risks are detailed by geography below:
In Europe, there are several risks of an economic, political and health nature. First, the recent conflict between Russia and Ukraine has caused a major economic disruption which is already reflected in a widespread downward GDP growth revision in the Eurozone countries. The economic impact per country will depend primarily on their trade, financial and, above all, energy exposure. However, the sharp increase in global commodity prices (energy and food) resulting from the conflict, is already having a negative impact on the cost of the household consumption basket and firms’ production costs. Nevertheless, fiscal packages announced in countries such as Spain, Germany and the United Kingdom to offset the increase in energy prices could cushion part of the impact. Furthermore, the conflict has even called into question the security of the continent’s energy supply. All of the above would be coupled with existing pre-conflict economic risks such as the consequences of an excessive tightening of financing conditions, both for the private and public sectors, with a negative impact on disposable income that could even lead to episodes of financial stress. The catalyst for this scenario could be either global factors stemming from the impact of the recent rise in inflation and the consequences of the normalization of monetary policy in the majority of countries, or domestic factors such as the financial fragmentation caused by the process of raising interest rates in Europe or a worsening of fiscal sustainability in a European country, which would affect the economic conditions of the countries in which Telefónica operates.
Spain: there are several local sources of risks. One of them stems from the risk that supply disruptions will have a more persistent negative economic impact than expected in the case of, for example, supply chains and high commodity prices and/or the emergence of second round effects, prolonging the inflationary episode with a deeper impact on household income. Secondly, as one of the most open countries in the world, from a commercial point of view, being among the top ten countries in respect of capital outflows and inflows globally, any situation of protectionist backlash could have significant implications. Lastly, the high public debt levels accumulated are an additional risk in the event of financial stress. On the other hand, European funds (NGEU) and the reforms needed to continue accessing them could raise the country’s potential growth, although delays in their implementation could limit their effect.
Germany: In the short term, the main sources of risk relate to the country’s energy supply (as 35% of energy comes from Russia) and the prolongation of bottlenecks in the supply of raw materials and intermediate goods in the manufacturing sector, which could continue to limit the expansion of economic activity. As for the medium to long term, there is a risk that a potential escalation of geopolitical tensions could significantly reduce international trade, with a consequent impact on the country’s potential growth, which is highly dependent on exports. In addition, long-term challenges remain, such as the ageing of the population, in a context where the drivers of growth are showing a worrying stagnation.
United Kingdom: an intensification of inflationary pressures, together with a labour market showing signs of tightening, could lead to a faster and closer monetary tightening than expected, which would negatively affect growth. On the political front, the low popularity of the current government together with the growing support received in recent polls by the Labour party could detract political capital from the incoming executive, becoming another source of uncertainty in the short to medium term. Finally, the formal exit of the United Kingdom from the European Union on December 31, 2020 (Brexit) will entail an economic adjustment regardless of the agreement reached on the new economic and commercial relationship between the two regions. The current dispute between the UK Government and the EU over the application of the Free Trade Agreement to Northern Ireland has the potential to create new trade barriers if it is not resolved.
In Latin America, the exchange risk is moderate. The commodity cycle, the end of electoral events and rapid central bank actions to contain inflation may, at least partially, limit the impact of external risks (global trade tensions, abrupt movements in commodity prices, concerns about global growth, tightening U.S. monetary policy and financial imbalances in China) and internal risks (managing the monetary normalization and the possible underlying fiscal deterioration).
Brazil: fiscal sustainability remains the main domestic risk, given the high level of public debt and expectations of public spending growth in the coming years, amid discussions about adjustments to the spending cap, which has been the main fiscal anchor in the past years. Uncertainty now centers on the unknown economic guidelines for the coming years of the new government, including the definition of a new fiscal rule, expenditure increase and the economic reform agenda. This has been contributing to increased volatility in asset prices, including episodes of exchange rate depreciation. The fact that the country’s rating is below investment grade and that its domestic financing needs are high, poses an added financial risk in a hypothetical global financial stress scenario, which could also have a negative impact on the evolution of the exchange rate. In addition, global recession risks may affect Brazilian growth in the future, reducing exports and increasing risk aversion. Finally, as the inflation scenario remains challenging, interest rates are expected to remain at higher levels for a relatively long period to facilitate the convergence of inflation towards the target, contributing to lower economic growth.
Argentina: macroeconomic and exchange rate risks remain high. The challenges faced by the economy, both internal (which include achieving political consensus to reduce the public deficit and rebuilding international reserves in a context of high inflation in order to meet the targets agreed with the International Monetary Fund) and external (a possible drop in soybean prices would significantly affect the country’s foreign currency income), make the economy vulnerable to episodes of volatility in the financial markets with limited margin for action. In addition, the worsening inflation outlook, political uncertainty, increasing foreign exchange restrictions and the unorthodox price containment measures threaten Telefónica’s profitability.
Chile, Colombia and Peru: they are exposed not only to changes in the global economy, given their vulnerability and exposure to changes in commodity prices, but also to tightening of global financial conditions. On the domestic side, existing political instability and the possibility of further social unrest and the resurgence of populism could have a negative impact in both the short and medium term. The limited fiscal space after the increased spending to mitigate the effects of COVID-19 could have negative effects on the future performance of the economy and social stability to the extent that, on the one hand, fiscal consolidation drives tax reforms or adjustments in the path of social spending and, on the other hand, undermines the capacity to respond to shocks. High inflation threatens to be more persistent than expected, which is generating a strong reaction from central banks, which could eventually result in an excessive deterioration in local financing conditions, as well as a potential source of new social protests. In political terms, the risks of an early change of government prevail in Peru due to the constant clashes between the President and the Congress, in Colombia the arrival of a new President to the government is expected to imply legislative changes that could affect private investments, and in Chile the rejection of the proposed Constitution in the exit plebiscite has not managed to resolve the institutional uncertainty, as it is still unclear how the constituent process will continue and, therefore, what its impacts will be in the medium term.

The Group has and in the future could experience impairment of goodwill, investments accounted for by the equity method, deferred tax assets or other assets.

In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill (which as of September 30, 2022, represented 16.5% of the Group’s total assets), investments accounted for by the equity method (which represented 10.8% of the Group's total assets as of September 30, 2022), deferred tax assets (which as of September 30, 2022, represented 4.7% of the Group’s total assets), or other assets, such as intangible assets (which represented 10.8% of the Group’s total assets as of September 30, 2022), and property, plant and equipment (which represented 21.1% of the Group’s total assets as of September 30, 2022). In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated at the time it is originated. By way of example, in 2021 impairment losses in the goodwill of Telefónica Perú were recognized for a total of 393 million euros.
In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group’s ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement. By way of example, in 2021 deferred tax assets corresponding to the tax Group in Spain amounting to 294 million euros were derecognized.
Further impairments of goodwill, deferred tax assets or other assets may occur in the future which may materially adversely affect the Group’s business, financial condition, results of operations and/or cash flows.
The Group faces risks relating to its levels of financial indebtedness, the Group's ability to finance itself, and its ability to carry out its business plan.
The operation, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the implementation of Telefónica’s strategic plan and the development of new technologies, the renewal of licenses and the expansion of the Telefónica Group’s business in countries where it operates, may require a substantial amount of financing.
The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of September 30, 2022, the Group’s gross financial debt amounted to 42,505 million euros (42,295 million euros as of December 31, 2021), and the Group’s net financial debt amounted to 28,918 million euros (26,032 million euros as of December 31, 2021). As of September 30, 2022, the average maturity of the debt was 13.0 years (13.6 years as of December 31, 2021), including undrawn committed credit facilities.
A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group’s business, financial condition, results of operations and/or cash flows.
Funding could be more difficult and costly in the event of a deterioration of conditions in the international or local financial markets due, for example, to monetary policies set by central banks, including increases in interest rates and/or decreases in the supply of credit, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.
As of September 30, 2022, the Group’s gross financial debt scheduled to mature in 2022 amounted to 1,923 million euros, and gross financial debt scheduled to mature in 2023 amounted to 2,992 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of September 30, 2022. As of September 30, 2022, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 11,811 million euros (11,414 million euros of which were due to expire in more than 12 months). Liquidity could be affected if market conditions make it difficult to renew undrawn credit lines. As of September 30, 2022, 3.4% of the aggregate undrawn amount under credit lines was scheduled to expire prior to September 30, 2023.
In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could adversely impact the availability and cost of Telefónica’s financing and its liquidity strategy. This in turn could have a negative effect on the Group’s business, financial condition, results of operations and/or cash flows.

Finally, any downgrade in the Group’s credit ratings may lead to an increase in the Group’s borrowing costs and could also limit its ability to access credit markets.
The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.
Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed); and (ii) the value of long-term liabilities at fixed interest rates.
In nominal terms, as of September 30, 2022, 74% of the Group’s net financial debt plus commitments had its interest rate set at fixed interest rates for periods of more than one year. To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of September 30, 2022: (i) a 100 basis point increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 41 million euros, whereas (ii) a 100 basis point decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 41 million euros. For the preparation of these calculations, a constant position equivalent to the position at that date is assumed of net financial debt, which takes into account the financial derivatives contracted by the Group excluding commitments with employee’s hedges.
Exchange rate risk arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United Kingdom); (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group’s calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies to which the Group is most exposed, against the euro would result in exchange gains of 33 million euros as of September 30, 2022 and a 10% appreciation of Latin American currencies against the U.S. dollar and a 10% appreciation of the rest of the currencies to which the Group is most exposed, would result in exchange losses of 33 million euros as of September 30, 2022. These calculations have been made assuming a constant currency position with an impact on profit or loss for the nine months ended September 30, 2022 taking into account derivative instruments in place.
In the nine months ended September 30, 2022, the evolution of exchange rates positively impacted the Group’s results, increasing the year-on-year growth of the Group’s consolidated revenues and OIBDA by an estimated 4.3 percentage points and 2.3 percentage points, respectively, mainly due to the evolution of the Brazilian real (negative impact of 3.0 percentage points and 3.7 percentage points, respectively, in the same period of 2021). Furthermore, translation differences in the nine months ended September 30, 2022 had a positive impact on the Group’s equity of 2,295 million euros (3,648 million euros in the same period of 2021).
The Telefónica Group uses a variety of strategies to manage this risk including, among others, the use of financial derivatives, which are also exposed to risk, including counterparty risk. The Group’s risk management strategies may be ineffective, which could adversely affect the Group’s business, financial condition, results of operations and/or cash flows. If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial condition, results of operations and/or cash flows.
Legal and Compliance Risks.
Telefónica and Telefónica Group companies are party to lawsuits, antitrust, tax claims and other legal proceedings.
Telefónica and Telefónica Group companies operate in highly regulated sectors and are and may in the future be party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the outcome of which is unpredictable.
The Telefónica Group is subject to regular reviews, tests and audits by tax authorities regarding taxes in the jurisdictions in which it operates and is a party and may be a party to certain judicial tax proceedings. In particular, the Telefónica Group is currently party to certain litigation in Peru concerning certain previous years’ income taxes, in respect of which a contentious-administrative appeal is currently pending, and to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax.
With respect to the latter, as of September 30, 2022, Telefónica del Perú has registered a provision amounting to 790 million euros, without payment of the aforementioned liquidations as of September 30, 2022; while Telefónica Brazil maintained provisions for tax contingencies amounting to 467 million euros and provisions for regulatory contingencies amounting to 393 million euros. Although the Group considers its tax estimates to be reasonable, if a tax authority disagrees, the Group could face additional tax liability, including interest and penalties. There can be no guarantee that the payment of such additional amounts will not have a significant adverse effect on the Group’s business, results of operations, financial condition and/or cash flows. In addition to the most significant litigation indicated above, further details on these matters are provided in Note 25 and 29 of the Consolidated Financial Statements. The details of the provisions for litigation, tax sanctions and claims can be found in Note 24 of the Consolidated Financial Statements.
An adverse outcome or settlement in these or other proceedings, present or future, could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations and/or cash flows.
The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
The Telefónica Group is required to comply with the anti-corruption laws and regulations of the jurisdictions where it conducts operations around the world, including in certain circumstances with laws and regulations having extraterritorial effect such as the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010. The anti-corruption laws generally prohibit, among other conduct, providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage or failing to keep accurate books and records and properly account for transactions.
In this sense, due to the nature of its activities, the Telefónica Group is increasingly exposed to this risk, which increases the likelihood of occurrence. In particular, it is worth noting the continuous interaction with officials and public administrations in several areas, including the institutional and regulatory fronts (as the Telefónica Group carries out a regulated activity in different jurisdictions), the operational front (in the deployment of its network, the Telefónica Group is subject to obtaining multiple activity permits) and the commercial front (the Telefónica Group provides services directly and indirectly to public administrations). Moreover, Telefónica is a multinational group subject to the authority of different regulators and compliance with various regulations, which may be domestic or extraterritorial in scope, civil or criminal, and which may lead to overlapping authority in certain cases. Therefore, it is very difficult to quantify the possible impact of any breach, bearing in mind that such quantification must consider not only the economic amount of sanctions, but also the potential negative impact on the business, reputation and/or brand, or the ability to contract with public administrations.
Additionally, the Telefónica Group’s operations may be subject to, or otherwise affected by, economic sanctions programmes and other forms of trade restrictions (“sanctions”) including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control. The sanctions regulations restrict the Group’s business dealings with certain sanctioned countries, individuals and entities. In this context, the provision of services by a multinational telecommunications group, such as the Telefónica Group, directly and indirectly, and in multiple countries, requires the application of a high degree of diligence to prevent the contravention of sanctions (which take various forms, including economic sanctions programmes applicable to countries, lists of entities and persons sanctioned or export sanctions). Given the nature of its activity, the Telefónica Group’s exposure to these sanctions is particularly noteworthy.
Although the Group has internal policies and procedures designed to ensure compliance with the above mentioned applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group’s policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group, its subsidiaries or they may be ultimately held responsible. In this regard, the Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group’s financial condition.

Notwithstanding the above, violations of anti-corruption laws and sanctions regulations could lead not only to financial penalties, but also to exclusion from government contracts, licences and authorisations revocation, and could have a material adverse effect on the Group’s reputation, or otherwise adversely affect the Group’s business, financial condition, results of operations and/or cash flows.
Item 4. Information on the Company
B. Business Overview
    Telefónica is a telecommunications service provider with its footprint in some markets in Europe and Latin America. Our objective is to create, protect and promote fixed and mobile connections for our customers helping them to take control over their digital lifestyle. Therefore, we primarily offer our customers the connectivity they need to interact and live in the markets where we operate through simple products and services while protecting their data and managing it in a responsible way. We rely on modern technology to create a better and more inclusive society. We aim at offering our customers the possibility to reach the digital world regardless of their location, economic status, level of digital knowledge and capacities.
The Telefónica Group’s strategy aims to:
Enhance value through:
•Making our world more human, by connecting lives in a sustainable way.
•Offering good connectivity, for which our infrastructure management and our continuous investment in network and platforms are key.
•Good connectivity is the enabler for all digital services. Telefónica provides a wide range of services over connectivity through a fixed and mobile bundled offer which includes video and digital services. We offer our customers additional data in order to amplify services through unique, simple and clear offers.
•Focusing on customers’ needs, making their life and digital experience easier through customized offers,
With the following enablers:
•Fiber, 4G and 5G deployment enables Telefónica to continue gaining prominence among customers through better experience and a lower churn. These networks help Telefónica to continue to maintain high quality services for home offices and a higher consumption of entertainment services.
•Big Data and innovation to add value to our customers and return the control over data to our customers.
•Digital trust: as we manage ever more personal information about our customers, their trust in us is key. Telefónica seeks a relationship of trust with its customers, and therefore we invest in network security. Telefónica is developing tools to protect information in end user devices and communications, fixed and mobile, networks, as well as to protect customers' digital identity.
•End-to-end digitalization: seeking the reduction of our legacy investments to increase virtualization, the reduction of physical servers, data centers and applications, the digitalization of IT systems and processes and the digitalization of front and back office. Digitalization efforts undertaken in the past have allowed Telefónica to provide a rapid response to companies as they adapted to and sought to enhance their competitiveness in the new landscape.
•Continued focus on the simplification of processes.

9M 2022 highlights

Telefónica has improved growth momentum as the Company continues to leverage opportunities in the markets and deliver against Telefónica's strategy focused on value creation. During the first nine months of 2022 Telefónica successfully launched miMovistar portfolio in Spain, Oi mobile assets were integrated in Brazil, further strengthening the Company's leadership, investments in the United Kingdom digital infrastructure accelerated and VMO2 showed revenue growth in its first year of integration, whilst commercial and financial momentum remained intact in Germany.

These steps have contributed to our sustainable growth goals, driven by the relentless execution of our strategy, demonstrating the ability to proactively manage existing macro challenges.

Telefónica’s total accesses totaled 383.5 million as of September 30, 2022. This amount includes 100% of the accesses of JV VMO2 (in respect of which Telefónica has a 50% stake). In addition, it includes the Oi mobile accesses base incorporated on April 1, 2022 within Telefónica Brazil. For additional information on the related transactions, see Note 2 to the Condensed Consolidated Interim Financial Statements. The accesses base increased by 4.9% year-on-year, mainly due to the impact of such transactions. Excluding the sale of Telefónica El Salvador (which sale was completed on January 13, 2022) since January 1, 2022, the increase of the accesses base is 5.4%.

The table below shows the evolution of Telefónica’s total accesses over the past two years as of September 30 of such years.

ACCESSES
Thousands of accesses	September 2021	September 2022	% Reported YoY	% excl El Salvador YoY
Fixed telephony accesses (1)	30,521.3	28,151.3	(7.8%)	(7.4%)
Broadband	25,713.4	26,107.7	1.5%	1.5%
UBB	21,873.3	23,328.3	6.7%	6.7%
FTTH	11,709.8	13,720.0	17.2%	17.2%
Mobile accesses	274,263.8	292,749.0	6.7%	7.5%
Prepay	129,147.7	132,771.1	2.8%	4.1%
Contract	115,899.8	124,973.8	7.8%	8.0%
IoT	29,216.4	35,004.0	19.8%	19.8%
Pay TV	11,152.0	10,740.8	(3.7%)	(3.7%)
Retail Accesses	341,887.8	357,963.9	4.7%	5.3%
Wholesale Accesses	23,854.6	25,573.8	7.2%	7.2%
Fixed wholesale accesses	3,699.8	3,687.7	(0.3%)	(0.3%)
FTTH wholesale accesses	2,913.5	3,174.2	8.9%	8.9%
Mobile wholesale accesses	20,154.8	21,886.1	8.6%	8.6%
Total Accesses	365,742.4	383,537.6	4.9%	5.4%
Notes:
-The table includes, with respect to 2021, accesses of Telefónica El Salvador (2.0 million total accesses). The sale of Telefónica El Salvador was completed on January 13, 2022.
(1) Includes fixed wireless and VoIP accesses.

The Group's strategy is based on capturing high value customers in the markets in which it operates.

Mobile accesses totaled 292.7 million as of September 30, 2022, up 6.7% compared to September 30, 2021 mainly due to the inclusion of Oi accesses, offset in part by the exclusion of Telefónica El Salvador. Excluding the sale of Telefónica El Salvador, mobile accesses increased by 7.5%. Postpaid accesses represented 48.5% of the mobile accesses excluding IoT (+1.2 p.p. in reported terms and +0.9 p.p. excluding the impact of the sale of Telefónica El Salvador).

Fixed broadband accesses stood at 26.1 million at September 30, 2022, up 1.5% year-on-year. Retail fiber (FTTH) accesses stood at 13.7 million at September 30, 2022, growing by 17.2% compared to September 30, 2021.

Pay TV accesses totaled 10.7 million as of September 30, 2022, down 3.7% year-on-year.

The table below shows Telefónica´s results for the nine months ended September 30, 2022 and 2021:

	September 30,		Variation
Consolidated Results	2021	2022	2022 vs 2021
Millions of euros	Total	Total	Total	%
Revenues	29,603	29,793	190	0.6%
Other income	12,019	1,527	(10,492)	(87.3%)
Supplies	(9,095)	(9,523)	(428)	4.7%
Personnel expenses	(3,990)	(4,108)	(118)	2.9%
Other expenses	(7,917)	(8,096)	(179)	2.3%
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	20,620	9,593	(11,027)	(53.5%)
OIBDA Margin	69.7%	32.2%		-37.5 p.p.
Depreciation and amortization	(6,294)	(6,670)	(376)	6.0%
OPERATING INCOME (OI)	14,326	2,923	(11,403)	(79.6%)
Operating Margin	48.4%	9.8%		-38.6 p.p.
Share of income of investments accounted for by the equity method	(58)	481	539	c.s.
Net financial expense	(938)	(1,393)	(455)	48.5%
PROFIT BEFORE TAX	13,330	2,011	(11,319)	(84.9%)
Corporate income tax	(1,554)	(316)	1,238	(79.7%)
PROFIT FOR THE PERIOD	11,776	1,695	(10,081)	(85.6%)
Attributable to equity holders of the parent	9,335	1,486	(7,849)	(84.1%)
Attributable to non-controlling interests	2,441	209	(2,232)	(91.4%)
Analysis of results
The Group's operating results in the first nine months of 2022 have been impacted mainly by:
–Changes in the scope of consolidation: The main changes are the exclusion from the perimeter of consolidation of the entities that comprised our former Telefónica United Kingdom segment (after the incorporation of JV VMO2 in June 2021, which results are accounted for under the equity method, based on the Group’s 50% stake), the tower divisions of Telxius Group (since June 2021), Telefónica de Costa Rica (since August 2021) and InfraCo, SpA in Chile (since the sale of a 60% interest therein in July 2021).

–Capital gains/losses on sale of business, which significantly decreased period-on-period: In the first nine months of 2022 Telefónica booked a gain from the sale of fiber optic assets in Colombia (183 million euros). In the first nine months of 2021, Telefónica recorded capital gains generated in the incorporation of JV VMO2 (4,408 million euros), the sale of the tower divisions of the Telxius Group (6,099 million euros), the sale of 60% of the shares in InfraCo, SpA in Chile (274 million euros), the establishment of FiBrasil (26 million euros), and the sale of Telefónica de Costa Rica (142 million euros).

–Foreign exchange effects: Foreign exchange effects had a positive impact on our reported results for the first nine months of 2022 compared with the same period of 2021, mainly due to the appreciation of the Brazilian real.

See also "Item 5. Operating and Financial Review and Prospects―Operating Results―Significant Factors Affecting the Comparability of Our Results of Operations in the Periods under Review”.

Revenues in the first nine months of 2022 totaled 29,793 million euros, increasing 0.6% year-on-year, negatively impacted by changes in the consolidation perimeter (-9.3 p.p.), mainly the exit of Telefónica United Kingdom from the perimeter on June 1, 2021, partially offset by the exchange rate effect (+4.3 p.p.), mainly due to the appreciation of the Brazilian real against the euro. Telefónica highlights the increase in revenues year on year in all segments, with double digit growth in Telefónica Brazil and Telefónica Hispam and growth in Telefónica Germany and Telefónica Spain.
Other income mainly includes gains on disposal of assets and capitalized costs on fixed assets. In the first nine months of 2022, other income totaled 1,527 million euros compared to 12,019 million euros recorded in the same period of 2021. In the first nine months of 2022, other income included the capital gains resulting from the sale of Fiberco Colombia (183 million euros). In the first nine months of 2021, other income was attributable mainly to the capital gains from the establishment of JV VMO2 (4,408 million euros), the sale of the Telxius towers business (6,099 million euros), the sale of 60% of the shares in InfraCo, SpA in Chile (274 million euros), the sale of Telefónica de Costa Rica to Liberty Global (142 million euros) and the establishment of FiBrasil (26 million euros).

The total amount of supplies, personnel expenses and other expenses (mainly external services and taxes) was 21,727 million euros in the first nine months of 2022, up 3.5% year-on-year compared to the first nine months of 2021. This increase was mainly attributable to the impact of changes in foreign exchange rates (+4.0 p.p.).The evolution of these expenses is explained in greater detail below:
•Supplies amounted to 9,523 million euros in the first nine months of 2022, up 4.7% year-on-year, mainly as a result of the impact of changes in foreign exchange rates (+3.1 p.p.) and of higher handset costs in all segments, offset in part by the deconsolidation of the entities that comprised our former Telefónica United Kingdom segment in June 2021.
•Personnel expenses amounted to 4,108 million euros in the first nine months of 2022, up 2.9% year-on-year compared to the first nine months of 2021, mainly as a result of the impact of changes in foreign exchange rates (+3.8 p.p.), restructuring costs mainly in Telefónica Hispam totaling 85 million euros and higher expenses in Germany, Brazil and Hispam, offset in part by the deconsolidation of the entities that comprised our former Telefónica United Kingdom segment in June 2021.
The average headcount was 102,315 employees in the first nine months ended September 30, 2022, down 6.0% compared to the same period of 2021, mainly as a result of the deconsolidation of the entities that comprised our former Telefónica United Kingdom segment in June 2021.
•Other expenses amounted to 8,096 million euros in the first nine months of 2022, up 2.3% year-on-year. This increase was mainly attributable to the impact of foreign exchange rates (+5.2 p.p.) and higher expenses in all segments, offset in part by the deconsolidation of the entities that comprised our former Telefónica United Kingdom segment in June 2021.
As a result of the foregoing, OIBDA totaled 9,593 million euros in the first nine months of 2022, compared with 20,620 million euros in the first nine months of 2021. The period-on-period evolution was strongly impacted by the capital gains, in 2021, from the transactions recorded in "Other income" (-52.2 p.p.) and changes in the scope of consolidation (-4.8 p.p.), partially offset by favorable exchange rate moves (+2.3 p.p.). Telefónica highlights the increased OIBDA period on period with double digit growth in Telefónica Brazil and a steady growth in Telefónica Germany. OIBDA is a non-GAAP financial measure. For a reconciliation of OIBDA to operating income, see “Item 5. Operating and Financial Review and Prospects- Non-GAAP Financial Information”.

Depreciation and amortization amounted to 6,670 million euros in the first nine months of 2022, increasing by 6.0% mainly affected by the impact of foreign exchange rates (+5.3 p.p.) and changes in the scope of consolidation (+1.8 p.p.) which had an impact on the amortization of rights of use, in particular the tower divisions sale completed in the first nine months of 2021, partially offset by the lower impact of the accelerated amortization in Telefónica Mexico as a consequence of the transformation of its operational model.
Operating income (OI) for the first nine months of 2022 totaled 2,923 million euros compared to 14,326 million euros recorded in the same period of 2021. The period-on-period evolution was strongly impacted by the capital gains on the sale of businesses in 2021 discussed above (-75.2 p.p.), the changes in the scope of consolidation (-7.6 p.p.) and the increase in depreciation and amortization.

The share of income (loss) of investments accounted for by the equity method in the first nine months of 2022 was a profit of 481 million euros, compared to a loss of 58 million euros in 2021, mainly due to the results from JV VMO2, affected by the change in fair value of derivatives.
Net financial expense amounted to 1,393 million euros in the first nine months of 2022, increasing by 455 million euros compared to the first nine months of 2021 largely due to the rise in interest rates and the increase in debt denominated in Brazilian reais ( including as a result of the appreciation of this currency against the euro).
Corporate income tax amounted to 316 million euros in the first nine months of 2022, decreasing by 1,238 million euros compared to the same period of 2021. The period on period change was mainly due to the accounting in 2021 of the tax charge resulting from a tax inspection which was closed that year in Spain, the recording in 2021 of a new tax provision in Telefónica Peru, the effect of the deconsolidation of the entities that comprised our former Telefónica United Kingdom segment in 2021, and the reversal, in 2022, of a tax provision related to the 3G Group in Germany.
As a result, profit for the period attributable to equity holders of the parent in the first nine months of 2022 was 1,486 million euros (9,335 million euros in the same period of 2021).
Profit attributable to non-controlling interests was 209 million euros in the first nine months of 2022 (2,441 million euros in the first nine months of 2021). The variation year-on-year is mainly due to the minority interest of Telxius Telecom in connection with the sale of the tower divisions in Europe and Latin America in 2021.
Capex totaled 4,020 million euros in the first nine months of 2022, down 17.8% year-on-year, impacted by the change in the consolidation perimeter (-20.0 p.p.) and lower spectrum purchases in 2022 (-12.4 p.p.), partially offset by the exchange rates effect (+4.2 p.p.).
OIBDA-CapEx stood at 5,573 million euros in the first nine months of 2022, compared to 15,727 million euros in the first nine months of 2021, strongly affected by the above mentioned capital gains from the sale of businesses (-68.5 p.p.), partially offset by the positive effect of lower spectrum purchase (+3.9 p.p.) and foreign exchange effects (+1.7 p.p.).

2022/2021 Segment results
For information on how segment information is presented in this Report, see "Item 5. Operating and Financial Review and Prospects―Operating Results―Presentation of Financial Information”.
TELEFÓNICA SPAIN
The table below shows the evolution of accesses in Telefónica Spain over the past two years as of September 30 of such years:

ACCESSES
Thousands of accesses	September 2021	September 2022	%Reported YoY
Fixed telephony accesses (1)	8,437.9	8,186.3	(3.0%)
Broadband	5,873.6	5,853.9	(0.3%)
FTTH	4,774.5	4,980.5	4.3%
Mobile accesses	18,732.9	19,176.8	2.4%
Prepay	783.6	757.5	(3.3%)
Contract	15,194.8	15,085.7	(0.7%)
IoT	2,754.5	3,333.6	21.0%
Pay TV	3,755.5	3,553.1	(5.4%)
Retail Accesses	36,809.2	36,778.7	(0.1%)
Wholesale Accesses	3,679.1	3,669.1	(0.3%)
FTTH Wholesale Accesses	2,907.1	3,168.6	9.0%
Total Accesses	40,488.3	40,447.8	(0.1%)

(1) Includes "fixed wireless" and Voice over IP accesses.

In May 2022, miMovistar was presented, a new global portfolio for the general public through which customers will be able to choose the products and services they need in a simple, customizable and flexible way. The proposal is the natural evolution of Movistar Fusión, Movistar's benchmark product over the last ten years.
The portfolio starts with connectivity (Internet, voice and data), to which, if the customer wishes, modules can be added to include a television content offer and value-added services such as, initially, health, gaming and security, to build the most complete and adapted formula that the customer wants. The company plans to integrate in the future more services within the miMovistar ecosystem, such as Movistar Car/Moto, Movistar Money, Home Insurance, Energy, as well as additional connectivity options.
With this new move, Telefónica Spain responds to the needs derived from the transformation of the market and a consumer who demands flexibility and personalization, both in connectivity services and in content or services relevant to his life, being able to control costs.
In addition, any of the miMovistar connectivity options will also include a device at no cost to the customer, whose catalog will depend on their choice and will include, in addition to smartphones, smart TVs, tablets, laptops or smart watches.
Existing Fusión customers can choose to continue with their current tariff or switch to miMovistar and adapt it to what they choose.
On the other hand, the investment in the 5G mobile network made it possible to achieve 83% of population coverage as of September 30, 2022.
Additionally, in 2022, Telefónica Spain has continued to improve its offer proposals to strengthen its relationship with customers and reach new segments, highlighting Solar 360, the joint venture of Repsol and Telefónica Spain to develop the solar self-consumption business. The new company started to operate in June 2022, offering a comprehensive self-consumption solution to private customers, communities of neighbors and companies, SMEs, and large companies, through solar panel installation.
Telefónica Spain had 40.4 million accesses as of September 30, 2022, a decline of 0.1% as compared to September 30, 2021, partly driven by a commercial policy focused on generating value and promoting higher market rationalization by reducing promotional activity, which had an impact on commercial performance.
The convergent offer (residential and SMEs) had a customer base of 4.6 million customers as of September 30, 2022, a decrease of 2.7% y-o-y.
Retail fixed accesses totaled 8.2 million and decreased 3.0% as compared to September 30, 2021, with a net loss of 190 thousand accesses as of September 30, 2022.
Retail broadband accesses totaled 5.9 million (-0.3% y-o-y), with a net loss of 21 thousand accesses as of September 30, 2022.
Retail fiber (FTTH) accesses reached 5.0 million customers (+4.3% as compared to September 30, 2021), representing 85.1% of total retail broadband customers (+3.8 p.p. y-o-y) with net adds of 133 thousand accesses as of September 30, 2022. At September 30, 2022, fiber deployment reached 27.8 million premises, 1.3 million more than at September 30, 2021.
Total retail mobile accesses stood at 19.2 million as of September 30, 2022, an increase of 2.4% as compared to September 30, 2021 as a result of an increase in the IoT accesses base (+21.0% y-o-y positively impacted by a revision recorded in March 2022 with respect to 2021 figures in an amount of 500 thousand accesses), offset by a decrease in both mobile contract accesses (-0.7% y-o-y) and prepay accesses (-3.3% y-o-y).

Pay TV accesses reached 3.6 million at September 30, 2022, decreasing 5.4% year-on-year.
Wholesale accesses stood at 3.7 million at September 30, 2022, decreasing 0.3% year-on-year, and wholesale fiber (FTTH) accesses (86.4% of total wholesale accesses at September 30, 2022 compared with 79.0% at September 30, 2021) were up 9.0% year-on-year.

The table below shows Telefónica Spain’s results for the nine months ended September 30, 2022 and 2021:

Millions of euros
TELEFÓNICA SPAIN	September 2021	September 2022	% Reported YoY
Revenues	9,209	9,283	0.8%
Mobile handset revenues	253	414	63.6%
Revenues ex-mobile handset sales	8,956	8,869	(1.0%)
Retail	7,220	7,161	(0.8%)
Wholesale and Other	1,736	1,708	(1.6%)
Other income	369	558	51.4%
Supplies	(3,357)	(3,699)	10.2%
Personnel expenses	(1,362)	(1,278)	(6.2%)
Other expenses	(1,324)	(1,461)	10.4%
OIBDA	3,535	3,403	(3.7%)
Depreciation and amortization	(1,615)	(1,619)	0.3%
Amortization of intangible assets, depreciation of property, plant and equipment	(1,359)	(1,322)	(2.7%)
Amortization of rights of use	(256)	(297)	16.5%
Operating income (OI)	1,920	1,784	(7.1%)
CapEx	1,365	1,045	(23.5%)
OIBDA-CapEx	2,170	2,358	8.7%

Analysis of results
Revenues in the first nine months of 2022 amounted to 9,283 million euros, growing 0.8% y-o-y. This trend was supported by the continued growth of mobile handset revenues, due to the inclusion in the portfolio of several devices as part of the packages (including 5G smartphones of different brands, Smart TVs, tablets and laptops, among others). The evolution of revenues excluding mobile handset sales is described below:
•Retail revenues totaled 7,161 million euros in the first nine months of 2022, decreasing by 0.8% year-on-year, due in part to the customer base decline, partially offset by higher IT revenues due to the higher demand for digitalization projects in the B2B segment.
•Wholesale and other revenues totaled 1,708 million euros in the first nine months of 2022, decreasing by 1.6% year-on-year, due mainly to the decrease in fixed traffic revenues, mobile interconnection revenues due to lower mobile termination rates, and the impact of the lesser "La Liga" content available in the wholesale offer since mid-August. These have been partially offset by the recovery in roaming-in revenues to pre-pandemic levels and growth of MVNO’s revenues.
OIBDA reached 3,403 million euros in the first nine months of 2022, a year-on-year decrease of 3.7%.
Depreciation and amortization amounted to 1,619 million euros in the first nine months of 2022, increasing by 0.3% year-on-year.
Operating income amounted to 1,784 million euros in the first nine months of 2022, a year-on-year decrease of 7.1%. The year-on-year decrease was mainly driven by lower service revenues and the impact of the higher supplies and energy costs for most of the first nine months of 2022.
VMO2
After receiving the final approval from the Competition & Markets Authority (CMA), the joint venture between Liberty Global and Telefónica was established on June 1, 2021, and our former Telefónica United Kingdom segment was replaced by the new VMO2 segment. Telefónica ceased to fully consolidate the results of the entities that comprised our former Telefónica United Kingdom segment in its consolidated financial statements and started to account for JV VMO2's results under the equity method. Therefore, since June 1, 2021, for purposes of the Group’s consolidated results, the results of JV VMO2 are reflected under a single heading of the consolidated income statement, “Share of income of investments accounted for by the equity method”. However, the VMO2 segment information included in this section is presented under management criteria, and shows 100% of the JV VMO2's results; Telefónica’s actual percentage ownership of JV VMO2 is 50%.
Since it is not practicable to restate the Group’s historical segment financial information to reflect this change, the VMO2 segment information included in this section refers to the period from January 1 to September 30, 2022 compared to the period from June 1 to September 30, 2021. For additional information, see "Note 2. Basis of presentation of the consolidated financial statements - Agreement between Telefónica and Liberty Global plc to combine their operating businesses in the UK" to the Condensed Consolidated Interim Financial Statements. See also For information on how segment information is presented in this Report, see "Item 5. Operating and Financial Review and Prospects―Operating Results―Presentation of Financial Information”. See also "Item 5. Operating and Financial Review and Prospects―Operating Results―Significant Factors Affecting the Comparability of Our Results of Operations in the Periods under Review―Changes in the consolidation perimeter”.

More than one year after the formation of JV VMO2, the company continues to integrate and innovate while investing heavily to expand and upgrade its fiber and 5G networks to provide the highest quality connectivity to more regions of the country.
The FTTP speed upgrade of the existing network is accelerating after the completion of tests in the first quarter of 2022, paving the way for the planned deployment of fiber throughout the fixed network starting later this year and ending in 2028.
The “Lightning” project rollout now totals 2.9 million accesses, further reinforcing VMO2's gigabit leadership in the UK with speeds of 1.1 Gbps offered across its entire footprint of 16 million premises passed.
In July 2022, Liberty Global and Telefónica Infra, S.L.U, together with InfraVia Capital Partners (“InfraVia”), a leading independent financial investment firm specialising in infrastructure and technology investments, reached an agreement to set up a new joint venture that will roll out fibre-to-the-home (FTTH) to greenfield premises across the country. The partnership will initially roll out fibre to 5 million homes not currently served by JV VMO2’s network by 2026, with the opportunity to expand to an additional c.2 million homes. This investment will provide a major boost to the nation’s digital economy and make a significant contribution to the Government’s gigabit broadband ambitions.
Liberty Global and Telefónica will jointly hold a 50% stake in the joint venture through a holding company, with InfraVia owning the remaining 50%. Telefónica Group’s participation will be held through Telefónica Infra.
VMO2 launched the “Better Connections Plan”, its first sustainability strategy, on May 22 with a commitment to reduce carbon emissions, champion the circular economy, such as recycling devices and donating smartphones and tablets, and supporting the society.
The table below shows the evolution of accesses of VMO2 over the past two years as of September 30 of such years. Accesses include 100% of the accesses of JV VMO2 (in respect of which Telefónica has a 50% stake):

ACCESSES
Thousands of accesses	September 2021	September 2022	% Reported YoY
Broadband	5,566.0	5,639.2	1.3%
UBB	5,536.4	5,631.1	1.7%
Mobile accesses	31,864.6	33,507.9	5.2%
Prepay	8,284.0	8,169.7	(1.4%)
Contract	15,809.3	16,008.4	1.3%
IoT	7,771.3	9,329.7	20.1%
Pay TV	3,381.0	3,200.8	(5.3%)
Retail Accesses	45,549.5	46,601.9	2.3%
Wholesale Accesses	9,773.7	10,647.2	8.9%
Total Accesses	55,323.2	57,249.2	3.5%

The total accesses base grew 3.5% year-on-year and stood at 57.2 million at September 30, 2022, mainly driven by the increase in the mobile accesses base, which grew 5.2% year-on-year and reached 33.5 million accesses.
The contract mobile customer base grew 1.3% year-on-year and reached 16.0 million accesses adding 70.4 thousand new accesses to the base in the first nine months of the year 2022. Churn remained stable at low levels.
The prepay mobile customer base decreased 1.4% year-on-year and totaled 8.2 million accesses, despite the addition of 50.6 thousand new accesses in the first nine months of the year 2022.
IoT mobile customer base grew 20.1% year-on-year and reached 9.3 million accesses underpinned by the Smart Metering Programme roll out.
Fixed broadband base grew 1.3% year-on-year and reached 5.6 million accesses adding 12.5 thousand new accesses in the first nine months of the year 2022 supported by the increase in demand for higher speeds. The company’s average broadband speed is 247 Mbps and grew 22% year-on-year, almost x4 times higher than the national average according to Ofcom.
The table below shows VMO2's results for the nine months ended September 30, 2022 and for the four months ended September 30, 2021:

Millions of euros
VMO2	June 1 to September 30, 2021	January 1 to September 30, 2022
Revenues	4,026	9,013
Mobile Business	2,258	5,084
Handset revenues	612	1,313
Fixed Business	1,589	3,519
Other	179	410
OIBDA	1,415	3,320
Depreciation and amortization	(1,342)	(3,105)
Operating income (OI)	73	215
Share of income (loss) of investments accounted for by the equity method	—	1
Financial income	6	16
Financial expenses	(276)	(724)
Realized and unrealized gains on derivative instruments, net (1)	579	4,078
Foreign currency transaction losses, net	(485)	(2,234)
Net financial expense	(176)	1,136
Result before taxation	(103)	1,352
Result for the period	(112)	993
CapEx	785	1,987
OIBDA-CapEx	630	1,333
Notes:
(1) JV VMO2 entered into various derivative instruments to manage interest rate exposure and foreign currency exposure. Generally, JV VMO2 does not apply hedge accounting to its derivative instruments. Accordingly, changes in the fair values of most of its derivatives are recorded in the finance results of its consolidated income statement.
Analysis of results
In the first nine months of 2022, revenues amounted to 9,013 million euros supported by the price increase in fixed and mobile businesses alongside with synergies realization, offset in part by the impact of the macroeconomic downturn.

Mobile Revenues amounted to 5,084 million euros in the first nine months of the year 2022 and included 1,313 million euros from handset sales, which were impacted by the current macroeconomic environment, mitigated in part by price increases.
Fixed business revenues amounted to 3,519 million euros in the first nine months of 2022 also impacted by rise of cost-of-living partially mitigated by price increases.
Other revenues amounted to 410 million euros in the first nine months of 2022 driven by the roll out of SMIP (Smart metering programme) and other digital products.
OIBDA in the first nine months of 2022 reached 3,320 million euros.
Depreciation and Amortization amounted to 3,105 million euros in the first nine months of 2022.
Operating Income (OI) amounted to 215 million euros in the first nine months of 2022 underpinned by price rises, cost efficiencies and synergies realization mitigating the impact of the rising cost of living.
The table below shows the reconciliation between VMO2 result for the period and the share of income (loss) of investments accounted for by the equity method in Telefónica:

Millions of euros	June 1 to September 30, 2021	January 1 to September 30, 2022
Result for the period (100% VMO2)	(112)	993
50% attributable to Telefónica Group	(56)	497
Share-based compensation	8	11
Other adjustments	—	32
Share of income (loss) of investments accounted for by the equity method	(48)	540

TELEFÓNICA GERMANY
The table below shows the evolution of accesses of Telefónica Germany over the past two years as of September 30 of such years:

ACCESSES
Thousands of accesses	September 2021	September 2022	%Reported YoY
Fixed telephony accesses (1)	2,172.8	2,193.5	1.0%
Broadband	2,255.4	2,275.9	0.9%
UBB	1,837.7	1,910.8	4.0%
Mobile accesses	45,325.3	46,974.0	3.6%
Prepay	19,161.2	19,185.6	0.1%
Contract	24,590.3	26,072.6	6.0%
IoT	1,573.8	1,715.8	9.0%
Retail Accesses	49,838.4	51,523.7	3.4%
Total Accesses	49,838.4	51,523.7	3.4%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.

In the first nine months of 2022, Telefónica Germany delivered strong operational and financial momentum. The company continues to expand its mobile market share in a rational yet dynamic environment on the back of core business strength building on strong O2 brand appeal including strong customer demand for the innovative O2 Grow tariff, network parity and ESG leadership. Telefónica Germany’s key milestones the first nine months of 2022 were as follows:

•Sustained commercial momentum, with 964 thousand new clients in contract driven by O2 Free portfolio and strong traction of the successful tariff innovation O2 Grow.
•5G population coverage target over-achieved well ahead of year-end due to roll-out efficiencies within the Capex full year target.
•Telefónica Germany celebrated the 20th anniversary of the O2 brand in Germany with the launch in May 2022 of the promotional tariff O2 Grow and O2 my Home products enriched with a new 1 Gigabit/sec offer on the cable network.
The total access base grew 3.4% year-on-year and stood at 51.5 million at September 30, 2022, mainly driven by a 3.6% increase in the mobile accesses base, which reached 47.0 million.
The contract mobile customer base grew 6.0% year-on-year and reached 26.1 million accesses, increasing the share over the total mobile accesses base to 55.5%. Net adds reached 1.0 million accesses driven by strong gross add momentum of the O2 tariff portfolio whilst the contribution of partner brands continued to be solid. The strong commercial traction of the O2 brand is partially compensated for some anticipated temporarily higher churn on the back of the European Electronic Communications Code introduction (EECC), as contract customers can finish the contract at any time.
The prepay mobile customer base increased 0.1% year-on-year to 19.2 million accesses due to the revenue neutral SIM card reactivations, that offset the German market trend of prepaid to postpaid migration, reaching net adds of 213 thousand prepay customers in the first nine months of 2022.
The broadband accesses reached 2.3 million accesses (up 0.9% y-o-y), with net adds of 13.6 thousand accesses in the first nine months of 2022, showing the good customer demand for Telefónica Germany's technology agnostic O2 my Home products (where customers can choose between four tariffs with different fixed-line and internet offers) with cable as a main driver.
The table below shows the evolution of Telefónica Germany’s results for the nine months ended September 30, 2022 and 2021:

Millions of euros
TELEFÓNICA GERMANY	September 2021	September 2022	% Reported YoY
Revenues	5,711	6,034	5.7%
Mobile Business	5,102	5,416	6.2%
Handset revenues	1,004	1,190	18.6%
Fixed Business	603	603	(0.1%)
Other income	90	113	25.6%
Supplies	(1,765)	(1,868)	5.8%
Personnel expenses	(430)	(451)	4.8%
Other expenses	(1,811)	(1,935)	6.9%
OIBDA	1,795	1,893	5.5%
Depreciation and amortization	(1,786)	(1,708)	(4.4%)
Amortization of intangible assets, depreciation of property, plant and equipment	(1,361)	(1,231)	(9.6%)
Amortization of rights of use	(425)	(477)	12.2%
Operating income (loss)	9	185	n.m.
CapEx	810	902	11.3%
OIBDA-CapEx	985	991	0.6
Analysis of results

Total revenues were 6,034 million euros in the first nine months of 2022, with a year-on-year increase of 5.7%, driven by the increase in the mobile business.
•Mobile business revenues totaled 5,416 million euros, increasing 6.2% y-o-y. This reflects the sustained mobile service revenue momentum on the back of the ongoing strong commercial traction of the O2 brand and a solid contribution from partners, more than compensating for the lower revenues from MTR.

•Handset revenues amounted to 1,190 million euros, increasing 18.6% y-o-y due to continued good customer demand and availability of devices at Telefónica Germany while customers are increasingly opting for longer-term handset financing for high-value handsets.
•Fixed business revenues were 603 million euros, almost stable y-o-y (-0.1%), with a higher proportion of high-value customers in the base.
Mobile ARPU was 10.0 euros (-0.3% y-o-y) due to the decrease by 3.6% y-o-y in contract ARPU, while prepay ARPU increased by 5.5% y-o-y. Data ARPU was 6.6 euros (+8.0% y-o-y), fueled by the successful O2 portfolio.

TELEFÓNICA GERMANY	2021	2022	% Reported YoY
ARPU (EUR)	10.0	10.0	(0.3%)
Prepay	6.3	6.6	5.5%
Contract (1)	13.5	13.0	(3.6%)
Data ARPU (EUR)	6.1	6.6	8.0%
(1) Excludes IoT.
OIBDA totaled 1,893 million euros in the first nine months of 2022, increasing by 5.5% y-o-y.
Depreciation and amortization amounted to 1,708 million euros in the first nine months of 2022, decreasing 4.4% year-on-year mainly as a result of the 3G switch-off at year end 2021 which was partly offset by higher Right of Use and spectrum depreciation and amortization in line with the operator’s network modernization.

Operating income totaled 185 million euros in the first nine months of 2022, compared to 9 million euros in the first nine months of 2021 reflecting lower depreciation and amortization, own brand momentum, further efficiency gains as well as higher roaming revenues, that more than offset the higher supplies and other costs.

TELEFÓNICA BRAZIL
The table below shows the evolution of accesses of Telefónica Brazil over the past two years as of September 30 of such years:

ACCESSES
Thousands of accesses	September 2021	September 2022	%Reported YoY
Fixed telephony accesses (1)	7,802.4	7,047.3	(9.7%)
Broadband	6,264.9	6,359.0	1.5%
UBB	5,430.1	5,855.0	7.8%
FTTH	4,356.0	5,277.2	21.1%
Mobile accesses	82,244.6	97,321.3	18.3%
Prepay	34,163.4	39,873.7	16.7%
Contract	36,608.6	43,244.1	18.1%
IoT	11,472.6	14,203.4	23.8%
Pay TV	1,146.6	1,000.1	(12.8%)
IPTV	917.8	887.7	(3.3%)
Retail Accesses	97,516.6	111,780.4	14.6%
Total Accesses	97,517.6	111,780.7	14.6%

(1) Includes "fixed wireless" and Voice over IP accesses.

In the first nine months of 2022, Telefónica Brazil has strengthened its leadership in the mobile value segment (38.3% market share as of August 31, 2022, source: ANATEL), both due to the growth of its customer base and the incorporation of Oi accesses (42% in postpaid). In the fixed business, Telefónica Brazil continued to focus on the implementation of strategic technologies, such as fiber, to compensate the fall in the fixed traditional business.
Telefónica Brazil reached 111.8 million accesses as of September 30, 2022, 14.6% higher than September 30, 2021 due to the sustained growth in the mobile business, in addition to the incorporation of the mobile customer base of Oi, despite the 3.0 million Oi inactive customer base disconnection, and the growth in FTTH, which more than offset the decline in the fixed voice business due to the continuous migration from fixed to mobile, encouraged by unlimited voice offers in the market, the contraction of the lower-value fixed broadband customer base and the loss of DTH customers as a result of the company’s strategic decision to discontinue legacy technologies.
In the mobile business, Telefónica Brazil maintained its leadership in terms of total accesses, with an access market share of 38.3% as of August 31, 2022 (source: ANATEL) growing both in terms of contract customers (+18.1% year-on-year) and prepaid customers (+16.7% year-on-year). Telefónica Brazil's strategy continues to be focused on strengthening the high-value customer base, reaching a 42% contract market share, as of August 31, 2022 (source: ANATEL). Contract commercial offers are focused on data plans, with extra data allowances subject to subscription to digital invoicing, supplemented by OTT services of their choice (for example, Disney+, Netflix, Spotify, Vivo Meditação, Vivo Pay, Babbel, GoRead, among others). The Vivo Travel roaming service for voice and data is maintained in a selection of countries of America and Europe, depending on the plan. For higher-value customers, Family plans are maintained, with a greater number of available apps. Additionally, Vivo Easy Prime was launched, with flexible proposals ranging from 7GB to 20GB and allowing customers to tailor their plans according to their needs. In the prepaid segment, Telefónica Brazil offers VIVO PreTurbo, which includes WhatsApp and unlimited minutes. All of this is supported by the interaction with our customers through the AURA virtual assistant in the Meu VIVO application, transforming the service channels to improve the user experience.

In the broadband business, Telefónica Brazil maintained its strategic focus on the deployment of fiber, reaching 28.3 million real estate units passed with FTTx access as of September 30, 2022, of which 22.3 million correspond to FTTH. Additionally, it continued to develop alternative deployment models to accelerate the expansion of fiber with lower CapEx and a reduced time to market. Telefónica Brazil reached 5.9 million connected homes of which 5.3 million homes connected with FTTH as of September 30, 2022, increasing 21.1% year-on-year. These growths offset the drop in other broadband accesses (xDSL), placing retail broadband accesses at 6.4 million as of September 30, 2022, increasing by 1.5% year-on-year.
Fixed business accesses decreased by 9.7% year-on-year due to the aforementioned fixed-mobile substitution.
Pay TV customers fell to 1.0 million as of September 30, 2022, decreasing 12.8% year-on-year due to the strategic decision to discontinue the DTH service (as from December 2022), whose customer base decreased 50.8% year-on-year.

The table below shows Telefónica Brazil’s results for the nine months ended September 30, 2022 and 2021:

Millions of euros
TELEFÓNICA BRAZIL	September 2021	September 2022	% Reported YoY
Revenues	5,108	6,509	27.4%
Mobile Business	3,380	4,447	31.5%
Handset revenues	277	390	40.9%
Fixed Business	1,728	2,062	19.4%
Other income	339	314	(7.3%)
Supplies	(848)	(1,244)	46.6%
Personnel expenses	(595)	(804)	35.1%
Other expenses	(1,678)	(2,073)	23.6%
OIBDA	2,326	2,702	16.2%
Depreciation and amortization	(1,430)	(1,753)	22.6%
Amortization of intangible assets, depreciation of property, plant and equipment	(1,113)	(1,336)	20.0%
Amortization of rights of use	(317)	(417)	31.6%
Operating income (OI)	896	949	6.0%
CapEx	1,002	1,297	29.5%
OIBDA-CapEx	1,324	1,405	6.1%
Analysis of results
In the first nine months of 2022, revenues totaled 6,509 million euros, growing by 27.4%, mainly due to the increase in service revenues, supported by the evolution of the mobile business, the incorporation of the business acquired from Oi, and services associated with new technologies (FTTH, IPTV and Digital Services) and the appreciation of the Brazilian real, which offset the erosion of revenues associated with voice and traditional fixed accesses and the decrease in the sale of handsets.
•Mobile business revenues totaled 4,447 million euros in the first nine months of 2022, increasing 31.5% mainly because of the good performance of Vivo’s customer base, the progressive update of tariffs, the incorporation of Oi accesses and the appreciation of the Brazilian real.
•Fixed business revenues totaled 2,062 million euros in the first nine months of 2022, growing by 19.4% mainly related to higher FTTH and IT Services revenues plus the impact of the appreciation of the Brazilian real.
Mobile ARPU increased by 12.3% year-on-year on the back of the appreciation of the Brazilian real.

TELEFÓNICA BRAZIL	2021	2022	% Reported YoY	%Local Currency YoY
ARPU (EUR)	4.1	4.6	12.3%	(4.1%)
Prepay	1.9	2.3	17.4%	0.2%
Contract (1)	7.4	8.3	12.2%	(4.2%)
Data ARPU (EUR)	3.1	3.7	20.0%	2.4%
(1) Excludes IoT.
OIBDA stood at 2,702 million euros in the first nine months of 2022, increasing 16.2%.
Depreciation and amortization amounted to 1,753 million euros in first nine months of 2022, increasing 22.6% affected by the appreciation of the Brazilian real and renegotiations of lease contracts.

Operating income (OI) amounted to 949 million euros in first nine months of 2022, increasing 6.0%. This variation is due to the impact of the appreciation of the Brazilian real, a greater commercial activity and the integration of Oi's accesses, that more than offset the increase in supplies and other costs.

TELEFÓNICA HISPAM
The table below shows the evolution of accesses of Telefónica Hispam over the past two years as of September 30 of such years:

ACCESSES
Thousands of accesses	September 2021	September 2022	% Reported YoY
Fixed telephony accesses (1)	7,237.3	6,470.1	(10.6%)
Broadband	5,700.5	5,934.1	4.1%
UBB	4,280.0	4,950.8	15.7%
FTTH	4,086.9	4,834.4	18.3%
Mobile accesses	93,173.0	94,647.6	1.6%
Prepay	65,143.7	64,784.6	(0.6%)
Contract	23,494.7	24,563.0	4.5%
IoT	4,534.6	5,299.9	16.9%
Pay TV	2,869.0	2,986.8	4.1%
IPTV	811.2	1,245.0	53.5%
Retail Accesses	109,061.1	110,112.1	1.0%
Total Accesses	109,080.7	110,130.4	1.0%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
Telefónica Hispam's total accesses amounted to 110.1 million as of September 30, 2022 (+1.0% year-on-year), as a result of the increase in mobile and FTTH accesses.
Mobile accesses amounted to 94.6 million, increasing by 1.6% y-o-y mainly due to the higher post-pay customer base.
•Contract accesses increased by 4.5% year-on-year due to the increase in accesses in Mexico (+14.8%), Colombia (+9.7%) and Argentina (+4.1%), partially offset by the decrease in Venezuela (-6.7%). This evolution was mainly driven by the commercial activity recovery and attractive commercial offers.
•Prepay accesses decreased by 0.6% year-on-year, with a net loss of 1.3 million accesses as of September 30, 2022. The year-on-year accesses evolution was greatly impacted by the loss of accesses in Mexico (-1.2 million accesses) due to a higher number of disconnected non-active customers and the decrease in commercial campaigns. In addition, accesses in Peru decreased by 613 thousand. The year-on-year decrease was partially offset by a strong increase in accesses in Colombia (+816 thousand accesses), and Chile (+110 thousand accesses) in a lesser extent.

Fixed accesses stood at 6.5 million as of September 30, 2022 (-10.6% year-on-year) with a net loss of 564 thousand accesses due to the continued erosion of the traditional fixed business.
Fixed broadband accesses amounted to 5.9 million as of September 30, 2022 (+4.1% year-on-year). The penetration of FBB accesses over fixed accesses stood at 91.7% (+13.0 p.p. y-o-y), as a result of the focus on Ultra Broadband (UBB) deployment in the region reaching 5.0 million connected accesses (+15.7% y-o-y) and 17.9 million premises. The penetration of UBB accesses over fixed broadband accesses stood at 83.4% (+8.4 p.p. y-o-y).
Pay TV accesses stood at 3.0 million as of September 30, 2022, with an increase of 4.1% y-o-y as a result of the net adds of 81 thousand customers, mainly as a result of the increase in IPTV accesses (+332 thousand accesses), in which Telefónica is placing strategic focus, offset in part by the lower Direct-To-Home (DTH) technology accesses

(-168 thousand accesses) due to the change in commercial strategy, and the lower cable access base (-82 thousand accesses).
The table below shows Telefónica Hispam’s results for the nine months ended September 30, 2022 and 2021:

Millions of euros
TELEFÓNICA HISPAM	September 2021	September 2022	% Reported YoY
Revenues	6,069	7,036	15.9%
Mobile Business	3,954	4,611	16.6%
Handset revenues	1,007	1,161	15.3%
Fixed Business	2,104	2,425	15.3%
Other income	526	400	(23.9%)
Supplies	(2,050)	(2,546)	24.2%
Personnel expenses	(857)	(964)	12.4%
Other expenses	(2,047)	(2,331)	13.9%
OIBDA	1,641	1,595	(2.8%)
Depreciation and amortization	(1,449)	(1,467)	1.3%
Amortization of intangible assets, depreciation of property, plant and equipment	(1,138)	(1,071)	(5.9%)
Amortization of rights of use	(311)	(396)	27.6%
Operating income (OI)	192	128	(33.3%)
CapEx	654	659	0.6%
OIBDA-CapEx	987	936	(5.0%)

Analysis of results
Revenues amounted to 7,036 million euros in the first nine months of 2022, increasing 15.9% year-on-year. This growth was attributable in part to the foreign exchange effects (+4.8 p.p.), higher revenues from handsets and B2C (business to customer) and B2B (business to business) services and increased fixed voice, broadband and new services and TV revenues.
Mobile business revenues amounted to 4,611 million euros in the first nine months of 2022, increasing 16.6% year-on-year. This increase was due in part to the foreign exchange effects (+5.4 p.p.), higher handset sales due to increasing commercial activity and higher postpaid B2C (business to customer) revenues. The performance by country was as follows:
•In Argentina, mobile revenues amounted to 1,189 million euros in the first nine months of 2022, increasing 29.0% year-on-year. This growth was mainly due to the good performance of handset revenues, higher service revenues due to the increase in accesses and continued tariff upgrades.
•In Chile, mobile revenues amounted to 715 million in the first nine months of 2022, decreasing 4.9% year-on-year, explained by decreasing handset revenues that offset the higher mobile contract service revenues.
•In Peru, mobile revenues amounted to 685 million euros in the first nine months of 2022, increasing 21.5% year-on-year, with higher handset revenues due to increasing commercial activity, higher service revenues as a result of the bigger contract client base and the price increases carried out in the first half of 2022.
•In Colombia, mobile revenues amounted to 683 million euros in the first nine months of 2022, increasing 16.4% year-on-year. This growth was due to the good performance of handset revenues, higher B2C revenues due to increasing commercial activity, favorable churn evolution, and higher digital services revenues.
•In Mexico, mobile revenues amounted to 843 million euros in the first nine months of 2022, increasing 14.1% year-on-year, due to higher service revenues and B2C contract revenues.
Fixed business revenues amounted to 2,425 million euros in the first nine months of 2022, increasing 15.3% year-on-year. This increase was due in part to foreign exchange effects (+3.3 percentage points), driven by higher broadband revenues, new services in Peru and Colombia, TV in Chile and Colombia and access and voice revenues in Colombia, Chile and Peru.
OIBDA reached 1,595 million euros in the first nine months of 2022, decreasing 2.8% year-on-year.
Depreciation and amortization amounted to 1,467 million euros in the first nine months of 2022, increasing 1.3% year-on-year. This result was mainly attributable to the foreign exchange effects (+4.8 p.p.), partially offset by the lower depreciation and amortization base in Telefónica Mexico resulting from the transformation of the operational model in the company.
Operating income (OI) was 128 million euros in the first nine months of 2022 decreasing 33.3% year-over-year. This result is mainly explained by higher capital gains on the sale of optic fiber assets in 2021 versus 2022, the foreign exchange effects and higher supplies and other costs, partially offset by the lower amortization base in Telefonica Mexico resulting from the transformation of the operational model in the company and the decrease in restructuring costs in the region in 2022 compared to 2021.
Below is additional information by country:
•In Argentina, operating loss was 162 million euros in the first nine months of 2022 (operating loss of 121 million euros in the first nine months of 2021). The y-o-y evolution in the operating loss was impacted by the higher depreciation and amortization expense, which more than offset the higher revenues.
•In Chile, operating income was 140 million euros in the first nine months of 2022, decreasing 73.9% year-on-year, impacted by the capital gains on the sale of optic fiber assets in 2021, offset by lower depreciation and amortization.

•In Peru, operating income was 28 million euros in the first nine months of 2022 (operating loss of 57 million euros in the first nine months of 2021). This evolution is mainly due to higher revenues and expenses efficiencies, offset by higher depreciation and amortizations expenses.
•In Colombia, operating income reached 265 million euros in the first nine months of 2022 (73 million euros in the first nine months of 2021), due to higher revenues, non-commercial cost efficiencies and lower depreciation and amortization costs.
•In Mexico, operating loss was 210 million euros in the first nine months of 2022 (operating loss of 288 million euros in the first nine months of 2021). The y-o-y reduction in the operating loss was positively impacted by the lower depreciation and amortization base in Telefónica Mexico resulting from the transformation of the operational model in the company.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Presentation of Financial Information
The information in this section should be read in conjunction with our Condensed Consolidated Interim Financial Statements , included elsewhere in this Report. Our Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
In 2022 the Telefónica Group is reporting financial information, both internally and externally, according to the following segments: Telefónica Spain, VMO2, Telefónica Germany, Telefónica Brazil and Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay).
During 2021, the Telefónica Group changed its reporting segments as follows:
(i) On June 1, 2021, upon the establishment of the JV VMO2 (whose results are accounted for under the equity method), the former Telefónica United Kingdom segment was replaced by the VMO2 segment (see notes 2 and 9 to the Condensed Consolidated Interim Financial Statements). The Group’s consolidated results of the nine months ended September 30, 2021 include the consolidation of Telefónica United Kingdom from January 1 to June 1, and the equity accounting of 50% of the net result of JV VMO2 from June 1 to September 30 (see Note 9 to the Condensed Consolidated Interim Financial Statements). The gain registered on the establishment of the JV VMO2, amounting to 4,408 million euros (see notes 2 and 23 to the Condensed Consolidated Interim Financial Statements), are recorded in "Other companies". The VMO2 segment information included in this Report is presented under management criteria, and shows 100% of JV VMO2’s results; Telefónica’s actual percentage ownership of JV VMO2 is 50%. Since it is not practicable to restate the Group’s historical segment financial information to reflect this change, the VMO2 segment information included in this Report refers to the period from January 1 to September 30, 2022 compared to the period from June 1 to September 30, 2021.
(ii) The Telxius Group ceased to be a reporting segment in 2021 as a result of the sale of the telecommunications towers divisions in Europe and Latin America (see Note 2 to the Condensed Consolidated Interim Financial Statements). The Telxius Group’s results as well as the gain obtained for the sale of the telecommunications towers divisions, amounting to 6,099 million euros (see notes 2 and 23 to the Condensed Consolidated Interim Financial Statements) are included in "Other companies".
The segments referred to above include the information related to the fixed, wireless, cable, data, Internet and television businesses and other digital services provided in the related region. Inter-segment transactions are carried out on an arm's length basis.
Information relating to other Group companies not specifically included in the segments referred to above is reported under "Other companies" (see Appendix I to the Condensed Consolidated Interim Financial Statements), which includes Telefónica, S.A. and other holding companies, our Central American operations, as well as companies whose main purpose is to provide cross-sectional services to Group companies, and other operations not included in the segments. The Incremental and BE-Terna groups, acquired by Telefónica Tech in March and June of 2022 (see Note 5 to the Condensed Consolidated Interim Financial Statements), respectively, are reported within "Other companies".

    The Group centrally manages borrowing activities, mainly through Telefónica, S.A. and other companies included in Other companies, so most of the Group's financial assets and liabilities are reported under Other companies. In addition, Telefónica, S.A. is the head of the Telefónica tax group in Spain. Therefore, a significant part of the deferred tax assets and liabilities is included under Other companies. For these reasons, the results of the segments are disclosed up through operating income.
Revenues and expenses arising from intra-group invoicing for the use of the trademark and management services were eliminated from the operating results of each Group segment. The results of the holding companies also exclude dividends from Group companies and impairments of investments in Group companies. These adjustments have no impact on the Group’s consolidated results. In addition, segment reporting considers the impact of the purchase price allocation to the assets acquired and the liabilities assumed by the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, regardless of their legal structure.

Significant Factors Affecting the Comparability of Our Results of Operations in the Periods under Review
The following factors affect the comparability of our results of operations in the periods under review:
Corporate transactions
The main corporate transactions in the first nine months ended September, 30 2022 are related to the acquisition of mobile assets of Oi Group on April 20, 2022, the acquisition of Incremental on March 21, 2022 and the acquisition of BE-Terna on June 9, 2022 (see Note 5 to the Condensed Consolidated Interim Financial Statements).
The main corporate transactions in the first nine months ended September, 30 2021 were related to the sale of Telxius Group’s telecommunications towers on June 1, 2021, June 3, 2021 and August 2, 2021, the closing of the transaction for the establishment of JV VMO2 on June 1, 2021 (see Note 2 to the Condensed Consolidated Interim Financial Statements), the sale of Telefónica de Costa Rica on August 9, 2021 and the partial sale of InfraCo, SpA on July 1, 2021.
In particular, JV VMO2 was the result of the combination of Telefónica’s and Liberty Global’s operating businesses in the United Kingdom (O2 Holdings Ltd. and Virgin Media UK, respectively). Following the establishment of the JV VMO2 on June 1, 2021, Telefónica ceased to fully consolidate the results of O2 Holdings, Ltd (and the rest of the entities that comprised its former Telefónica United Kingdom segment) in its consolidated financial statements and started to account for JV VMO2's results under the equity method, based on its stake in the JV VMO2 (50%). Therefore, since June 1, 2021, the results of Telefónica’s operations in the United Kingdom are reflected under a single heading of the consolidated income statement, “Share of income of investments accounted for by the equity method”. However, the VMO2 segment information is presented under management criteria and shows 100% of JV VMO2’s results.
Spectrum acquisition
Spectrum acquisitions have a significant impact on our CapEx.
In the first nine months of 2022, these acquisitions totaled 139 million euros, mainly including 129 million euros corresponding to Colombia Telecomunicaciones.
In the first nine months of 2021, these acquisitions totaled 989 million euros, with 515 million euros corresponding to our former Telefónica United Kingdom segment before the establishment of JV VMO2 on June 1, 2021, 335 million euros corresponding to Telefónica Spain and 133 million euros corresponding to Telefónica Chile.
Foreign Exchange Effects and Hyperinflation in Argentina and Venezuela
Foreign exchange rates had a positive impact on our reported September 2022 results, mainly due to the appreciation of various Latin American currencies (in particular the Brazilian real) against the euro. Our reported results have also been impacted by hyperinflation adjustments in Argentina and Venezuela.

B. Liquidity and Capital Resources
Cash Flow Analysis
The table below sets forth consolidated cash flow information for the nine months ended September 30, 2021 and 2022. Positive figures refer to cash inflows and those in parentheses refer to cash outflows.

	2021	2022
(Millions of euros)
Net cash from operating activities	7,544	7,598
Net cash from (used in) investing activities	7,250	(2,565)
Net cash used in financing activities	(10,359)	(6,631)
For additional details regarding our cash flows for the nine months ended September 30, 2021 and 2022, please see the Consolidated Statements of Cash Flows and Note 25 to our Condensed Consolidated Interim Financial Statements.
Anticipated Uses of Funds
Our principal liquidity and capital resource requirements consist of the following:
•costs and expenses relating to the operation of our business;
•debt service requirements relating to our existing and future debt;
•capital expenditures (including spectrum acquisitions) for existing and new operations;
•acquisitions of new licenses or other operators or companies engaged in complementary or related businesses; and
•dividends, other shareholder remuneration, and pre-retirement payments.
In 2022, we expect to continue transforming our networks, evolving them towards all-IP hyper-connected networks, by investing in FTTx in key markets, and by expanding our mobile networks with LTE in most of our operations. We also expect to continue investing in TV and digital services to take advantage of the opportunities in the digital markets. We may also use funds to acquire new licenses engaged in complementary or related businesses in the digital world.
We also have liquidity requirements related to the costs and expenses relating to the operation of our business, financial investments (including investment commitments with joint venture partners), our payment of dividends, shareholder remuneration and pre-retirement payment commitments.
We also have liquidity constraints related to debt service requirements in connection with our existing and future debt. On September 30, 2022, we had gross financial debt of 42,505 million euros compared with 42,295 million euros on December 31, 2021. For the amortization schedule of our consolidated gross financial debt at September 30, 2022 and a further description of financing activity in 2022, see “-Anticipated Sources of Liquidity” below. Our net financial debt increased by 2,886 million euros to 28,918 million euros at September 30, 2022 (26,032 million euros at December 31, 2021) despite a positive free cash flow generation of 2,474 million euros. This was related to (i) net financial investments of 1,840 million euros (mainly the acquisitions of Oi’s mobile assets, BE-terna and Incremental, net of the sale of El Salvador and the closing of Colombia's InfraCo transaction), (ii) shareholder remuneration of 833 million euros (including coupon payments on capital instruments), (iii) labor-related commitment payments of 649 million euros, and, (iv) other factors totaling in net 2,038 million euros (mainly due to the higher value in euros of net debt in foreign currencies, highlighting the impact of the Brazilian real, spectrum renewal in Colombia in the second quarter of 2022 and the partial use of the tax credits from the favorable court decisions in Brazil).
For a reconciliation of net financial debt to gross financial debt, see “—Non-GAAP Financial Information—Net financial debt and net financial debt plus commitments”.
The following table describes our contractual obligations and commitments with definitive payment terms which may require significant cash outlays in the future. The amounts payable (including accrued interest payments) are as of September 30, 2022. For additional information, see our Condensed Consolidated Interim Financial Statements.

	Payments Due by Period
Millions of euros	Total	Less than 1 year	More than 1 year
Financial liabilities (1)	42,505	5,496	37,009
Lease liabilities (2)	9,196	2,040	7,156
Purchase and other contractual obligations (3)	11,911	1,825	10,086
Other liabilities (4)	2,589	637	1,952
Total	66,201	9,998	56,203
(1)Estimated future interest payments as of September 30, 2022 on our interest-bearing debt (not included above) are as follows: 270 million euros in 2022, 1,311 million euros in 2023, 1,205 million euros in 2024, 1,115 million euros in 2025, 1,034 million euros in 2026 and 9,389 million euros in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on September 30, 2022. This item includes the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and excludes the fair value of derivatives classified as current financial assets (1,178 million euros), and those classified as non-current (3,968 million euros) (i.e., those with a positive mark-to-market). For a more detailed description of our financial derivative transactions, see Note 17 to our Condensed Consolidated Interim Financial Statements. For details of the composition of this item, see “—Liquidity and Capital Resources– Anticipated Sources of Liquidity”. Estimated future principal payments as of September 30, 2022 on our long term bonds are as follows: 12,851 million euros until 2028, 8,589 million euros between 2029 and 2033, 3,027 million euros between 2034 and 2038, 1,100 million euros between 2039 and 2043 and 5,281 million euros in subsequent years.
(2)This item includes lease liabilities. For a more detailed description see Note 21 to our Condensed Consolidated Interim Financial Statements.
(3)This item includes definitive payments (non-cancellable without penalty cost) due for agreements to purchase goods (such as network equipment) and services. Payments due by period were as follows: Less than 1 year (1,825 million euros), 1-3 years (5,117 million euros), 3-5 years (2,886 million euros) and more than 5 years (2,083 million euros).
(4)“Other liabilities” include: (a) long-term obligations that require us to make cash payments, excluding financial debt obligations included in the table under “Financial Liabilities” above and (b) other provisions. Because of the nature of the risks covered by “Other liabilities” such as other provisions, it is not possible to determine a reliable schedule of potential payments, if any. For details of the composition of other provisions, see Note 20 to our Condensed Consolidated Interim Financial Statements.

Commitments for short-term leases and low value leases amounted to 26 million euros as of September 30, 2022.
In addition, at September 30, 2022, we had short-term and long-term employee benefits provisions amounting to 887 million euros and 4,238 million euros, respectively, not included in the table above (see Note 20 to our Condensed Consolidated Interim Financial Statements) and non-current and current account payables, such as trade payables, payables to suppliers of property, plant and equipment and payables for spectrum acquisitions, amounting to 1,980 million euros and 12,362 million euros, respectively (see Note 18 and 19 to our Condensed Consolidated Interim Financial Statements), not included in the table above.
In addition, at September 30, 2021, JV VMO2 had commitments amounting to 7,014 million euros related to purchase, programming, network and connectivity and other commitments not included in the table above (see Note 9 to our Condensed Consolidated Interim Financial Statements).
For details of the composition of, and changes in, our debt, see “—Liquidity and Capital Resources—Anticipated Sources of Liquidity” and Note 16 "Financial Liabilities" to our Condensed Consolidated Interim Financial Statements.

Anticipated Sources of Liquidity
Cash flows from operations are our primary source of cash funding for existing operations, capital expenditures, investments, licenses, interest obligations and principal payments. We also rely on external financing, including a variety of short, medium and long-term financial instruments, principally bonds and debentures, undated deeply subordinated securities and borrowings from financial institutions. Cash and cash equivalents are mainly held in euros and euro-denominated instruments.
We hold most our cash and cash equivalents in demand and three-month time deposits in euro. Additionally, we hold cash and cash equivalents in time deposits in U.S. dollars, typically with a term of less than one year and hedged to avoid any FX risk. These transactions are executed with financial counterparties that have credit ratings that satisfy Telefónica’s standards.

In recent years, we raised funds by issuing principally equity instruments (undated deeply subordinated securities) and debt securities. We have also raised funds through a series of asset divestitures. In 2021, the main sources of funds came from the sale of the European and Latin American tower divisions of Telxius to American Tower Corporation for an amount of 6,346 million euros and 887 million euros, respectively, and the completion of the agreement between Telefónica and Liberty Global plc to combine their respective operating businesses in the United Kingdom in a 50:50 joint venture, pursuant to which Telefónica received 5,376 million pounds sterling of proceeds in total after an equalization payment of 2,622 million pounds sterling. We also completed the sale of Telefónica de Costa Rica and the sale of 60% of the shares of InfraCo, SpA to KKR Alameda Aggregator. In 2022, we completed the sale of Telefónica Móviles El Salvador.

Financing
The following table shows the amortization schedule of our consolidated gross financial debt at September 30, 2022 as stated in euro, excluding estimated future interest payments. We may have exchange rate financial derivatives as instruments assigned to the underlying debt instruments. The table below includes the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and excludes the fair value of derivatives classified as current financial assets (1,178 million euros), and those classified as non-current (3,968 million euros) (i.e., those with a positive mark-to-market). For description of our financial liabilities, see Note 16 to our Condensed Consolidated Interim Financial Statements.

Millions of euros
Maturity	Current	Non-current	Total
Debentures and bonds	3,200	30,671	33,871
Promissory notes & commercial paper	295	356	651
Total Issues	3,495	31,027	34,522
Loans and other payables	1,022	4,011	5,033
Derivative instruments	979	1,971	2,950
Total	5,496	37,009	42,505
Notes:
- Estimated future interest payments as of September 30, 2022 on our interest-bearing debt (not included above) are as follows: 270 million euros in 2022, 1,311 million euros in 2023, 1,205 million euros in 2024, 1,115 million euros in 2025, 1,034 million euros in 2026 and 9,389 million euros in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on September 30, 2022.

During the first nine months of 2022, we obtained financing (excluding the refinancing of euro commercial paper and short-term banking loans) totaling approximately 9,984 million euros of which 7,584 million euros was at the Group level, 1,740 million euros equivalent were obtained by JV VMO2 and 599 million euros were obtained by Cornerstone, a subsidiary of VMO2 and 61 million euros were obtained by FiBrasil. Our financing activity in the first nine months of 2022 was focused on maintaining a solid liquidity position, as well as refinancing and extending the debt maturities.
For a description of our financing, see Note 16 to our Condensed Consolidated Interim Financial Statements.
Our borrowing requirements are not significantly affected by seasonal trends.

Telefónica and its affiliates may, at any time and from time to time, seek to retire or purchase our outstanding debt, hybrid or other securities through cash purchases and/or exchanges for equity or debt, in open-market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, may occur at any time or from time to time, will be upon such terms and at such prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements, contractual and legal restrictions and other factors. The amounts involved may be material.
Availability of funds

At September 30, 2022, we had funds available (including cash and cash equivalents, undrawn lines of credit and current financial assets) totaling 22,108 million euros. This amount included: undrawn lines of credit for an amount of 11,811 million euros (11,414 million euros expiring in more than 12 months); cash and cash equivalents and certain current financial assets.

We believe that, in addition to internal generation of funds, our working capital, our medium-term note program, our euro commercial paper program, our corporate domestic promissory note program, other potential offerings of securities and available lines of credit will allow us to meet our future capital requirements, including (according to our liquidity policy) gross debt maturities in the next 12 months.
For a description of our liquidity and undrawn lines of credit available at September 30, 2022, see Note 16 to our Condensed Consolidated Interim Financial Statements.
Telefónica, S.A. is the parent company of the Telefónica Group and receives funding from its subsidiaries in the form of dividends and loans. Consequently, certain restrictions on the ability of the Group’s subsidiaries to transfer funds to Telefónica, S.A. in the form of cash dividends, loans or advances, capital repatriation and other forms would negatively affect our liquidity and thus our business.
Certain Latin American economies, such as currently Venezuela or Argentina, have experienced shortages in foreign currency reserves and their respective governments have adopted restrictions on the ability to transfer funds out of the country and/or convert local currencies into U.S. dollars. This may limit our ability to repatriate funds out of certain subsidiaries from such countries. Regarding net repatriation of funds to Spain, at September 30, 2022 we received 130 million euros from our Latin American subsidiaries of which 259 million euros were related to dividends partially offset by capital increases amounting to 127 million euros.
Credit Ratings
Our ability to use external sources of financing will depend largely on our credit ratings. We believe that we are well-positioned to raise capital in financial markets. However, negative conditions in the financial markets or a downgrade of any of the ratings of our debt or the Kingdom of Spain’s debt by any of Fitch, Moody’s and/or Standard & Poor’s may increase the cost of our future borrowings or may make it more difficult to access the public debt markets. In connection with the credit rating agencies’ review of our debt ratings, the rating agencies may give considerable weight to general macroeconomic and political conditions (including sovereign credit rating prospects), the performance of our businesses in countries where we operate, our financial and shareholder remuneration policy, our M&A and divestiture policy, our ability to integrate acquired companies and our ability to refinance debt.
At September 30, 2022, Telefónica, S.A.’s long-term issuer default rating is "BBB stable outlook" from Fitch, “BBB- stable outlook" from Standard & Poor's and “Baa3 stable outlook" from Moody's. During the first nine months of 2022, there have not been changes in the long-term credit ratings by any of the three agencies. The last changes in the credit ratings took place in 2020 when Standard and Poor’s revised the outlook to “negative“ from “stable” on April 1, 2020 and later, on November 20, 2020 downgraded the rating to “BBB - stable” from “BBB negative”. On November 7, 2016 Moody's downgraded the rating to “Baa3 stable” from “Baa2 negative” and on September 5, 2016 Fitch downgraded the rating to “BBB stable” from “BBB+ stable”.

In 2022, measures taken to protect the credit rating included the closing of the sale of Telefónica Móviles El Salvador and the completion of the agreement reached between Telefónica Colombia and a Colombian company controlled by KKR, for the sale of fiber assets and for the provision of connectivity services and deployment of fiber network. In July 2022, Telefónica announced another strategic deal to reinforce its business profile, namely, the agreement reached with Vauban and Crédit Agricole Assurances (CAA) to incorporate a joint company, Bluevia Fibra, S.L., for the deployment and commercialization of a FTTH network mainly in rural areas in Spain. Vauban and

CAA will acquire a 45% stake in Bluevia from Telefónica España through an upfront consideration of 1,021 million euros in cash.
Intra-group Loans
We lend funds to our operating subsidiaries, directly or through holding companies that head our different lines of business. At September 30, 2022, companies in the Telefónica Group owed Telefónica, S.A. a total of 2,180 million euros (3,772 million euros at December 31, 2021), including amounts due under intra-group loans and dividends distributed and uncollected at September 30, 2022. Funds provided by Telefónica, S.A. to its subsidiaries are derived from retained cash flows, loans, bonds, issuances of undated deeply subordinated securities and other sources (such as dividends and asset disposals).
F. Non-GAAP Financial Information
In addition to the measures expressly defined in the IFRS, the Group also uses a series of other measures for decision-making because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.
The non-GAAP financial measures included in this Report are operating income before depreciation and amortization (OIBDA), OIBDA-CapEx, OIBDA-CapEx excluding spectrum acquisitions, net financial debt, net financial debt plus leases, net financial debt plus commitments, net financial debt plus leases plus commitments and free cash flow.
Operating income before depreciation and amortization
Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other stakeholders in the telecommunications industry. However, it is not a measure expressly defined in the IFRS and therefore it may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.
Furthermore, the Group management uses the measure OIBDA margin, which is the result of dividing the OIBDA by the revenues.
After the implementation of IFRS 16 Leases in 2019, most of the lease expenses that affected OIBDA until 2018 affect instead depreciation and amortization and net financial expenses, resulting in higher reported OIBDA under IFRS 16, which is therefore not directly comparable with OIBDA for the years before 2019.
The following table provides a reconciliation of our OIBDA to operating income for the periods indicated.

Nine months ended September 30,
Millions of euros	2021	2022
Operating income	14,326	2,923
Depreciation and amortization	(6,294)	(6,670)
Operating income before depreciation and amortization	20,620	9,593

The following tables provide a reconciliation of OIBDA to operating income for the Group and for each of the Group’s fully consolidated segments for the periods indicated.

Nine months ended September 30, 2021
Millions of euros	Telefónica Spain	Telefónica United Kingdom(1)	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Operating income	1,920	919	9	896	192	10,372	18	14,326
Depreciation and amortization	(1,615)	—	(1,786)	(1,430)	(1,449)	(254)	240	(6,294)
Operating income before depreciation and amortization	3,535	919	1,795	2,326	1,641	10,626	(222)	20,620

Nine months ended September 30, 2022
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Operating income	1,784	185	949	128	(79)	(44)	2,923
Depreciation and amortization	(1,619)	(1,708)	(1,753)	(1,467)	(156)	33	(6,670)
Operating income before depreciation and amortization	3,403	1,893	2,702	1,595	77	(77)	9,593
(1) Our former Telefónica United Kingdom segment was replaced by our new VMO2 segment on June 1, 2021. For additional information on this change and how segment information is presented in this Report, see “Item 5. Operating and Financial Review and Prospects―Operating Results―Presentation of Financial Information”. In the September 30, 2021 table, the “Telefónica United Kingdom” column reflects the results of such segment from January 1, 2021 until its elimination on June 1, 2021.

The OIBDA of "Other companies" for the first nine months of 2021 includes the gains on the sale of the towers divisions of Telxius, amounting to 6,099 million euros and from the establishment of JV VMO2, amounting to 4,408 million euros (see Note 4 to the Condensed Consolidated Interim Financial Statements).
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions

OIBDA-CapEx is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures, and OIBDA-CapEx excluding spectrum acquisitions is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. For example, we believe that considering capital expenditures, and capital expenditures excluding spectrum acquisitions together with OIBDA provides useful information regarding both our performance during the year as well as the investments we made during such year in order to support our business going forward. As a result, we use these measures internally to track the performance of our business, to establish operating and strategic targets of the businesses of the Group and in our internal budgeting process.
In addition, we believe that these measures provide useful information to investors and other stakeholders to allow them to better compare performance across telecommunications companies with business models that differ based on whether they obtain network access, IT and other infrastructure services by paying fees that would be reflected in OIBDA versus through the development of owned networks and infrastructures that would be reflected in capital expenditures. Furthermore, similar metrics are reported externally by other telecommunications companies, and investors and analysts often track and compare these measures across different telecommunications companies.
Based on our use of OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions, we consider such measures to be primarily performance measures. While our primary liquidity measure is free cash flow, OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions also provide certain information regarding our liquidity given that they provide an indication of the resources generated by the operation of our business during the year, after deducting the investments we made during such year in order to support our business going forward.
Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions are measures expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered substitutes for operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
The Group management also uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by revenues.
In the table below we provide a reconciliation of our OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions to operating income for the periods indicated.

Nine months ended September 30,
Millions of euros	2021	2022
Operating income	14,326	2,923
Depreciation and amortization	(6,294)	(6,670)
OIBDA	20,620	9,593
Capital expenditures in intangible assets	(1,873)	(1,038)
Capital expenditures in property, plant and equipment	(3,020)	(2,982)
CapEx	(4,893)	(4,020)
OIBDA-CapEx	15,727	5,573
Spectrum acquisitions	989	139
OIBDA-CapEx excluding spectrum acquisitions	16,716	5,712

Net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments
    As calculated by us, net financial debt includes:
(A) adding the following liabilities:
i. Current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives),
ii. Other liabilities included in "Payables and other non-current liabilities" and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component), and
iii. Financial liabilities included in "Liabilities associated with non-current assets and disposal groups held for sale".

(B) subtracting the following amounts from the resulting amount of the preceding step:
i. "Cash and cash equivalents",
     ii. "Other current financial assets" (which include short-term derivatives),
     iii. Cash and other current financial assets included in "Non-current assets and disposal groups held for sale",
iv. The positive mark-to-market value of derivatives with a maturity beyond one year,
v. Other interest-bearing assets (included in "Financial assets and other non-current assets", "Receivables and other current assets" and "Tax receivables" in our consolidated statement of financial position), and
vi. Mark-to-market adjustment by cash flow hedging activities related to debt.

With respect to step (B)(v), "Financial assets and other non-current assets" includes derivatives, installments for the long-term sales of terminals to customers and other long-term financial assets, and "Receivables and other current assets" includes the customer financing of terminal sales classified as short-term.
We calculate net financial debt plus leases by adding lease liabilities calculated under IFRS 16 (including those corresponding to the companies held for sale) to net financial debt and deducting assets from subleases.
We calculate net financial debt plus commitments by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those commitments related to employee benefits and the tax benefits arising from the future payments of those commitments related to employee benefits. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
    We believe that net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use them to calculate internally certain solvency and leverage ratios. Nevertheless, none of them as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The following table presents a reconciliation of net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments as of September 30, 2022 and December 31, 2021 to the Telefónica Group’s gross financial debt as indicated in the consolidated statement of financial position.

Millions of euros	12/31/2021	09/30/2022
Non-current financial liabilities	35,290	37,009
Current financial liabilities	7,005	5,496
Gross financial debt (see Note 16 to the Condensed Consolidated Interim Financial Statements)	42,295	42,505
Cash and cash equivalents	(8,580)	(7,275)
Other current financial assets	(3,823)	(3,022)
Cash and other current financial assets included in "Non-current assets and disposal groups held for sale" (see Note 27 to the Condensed Consolidated Interim Financial Statements)	(7)	—
Positive mark-to-market value of long-term derivative instruments (see Note 12 and 17 to the Condensed Consolidated Interim Financial Statements)	(2,772)	(3,968)
Other liabilities included in "Payables and other non-current liabilities"	933	1,451
Other liabilities included in "Payables and other current liabilities"	455	147
Other assets included in "Financial assets and other non-current assets"	(1,808)	(1,605)
Other assets included in "Receivables and other current assets"	(468)	(366)
Other current assets included in "Tax receivables"	(250)	(221)
Financial liabilities included in "Liabilities associated with non-current assets and disposal groups held for sale" (see Note 27 to the Condensed Consolidated Interim Financial Statements)	35	—
Mark-to-market adjustment by cash flow hedging activities related to debt	22	1,272
Net financial debt	26,032	28,918
Lease liabilities	8,080	9,163
Net financial debt plus leases	34,112	38,081
Gross commitments related to employee benefits	6,337	5,076
Value of associated long-term assets	(94)	(95)
Tax benefits	(1,626)	(1,303)
Net commitments related to employee benefits	4,617	3,678
Net financial debt plus commitments	30,649	32,596
Net financial debt plus leases plus commitments (*)	38,729	41,759
(*) Includes assets and liabilities considered to be Net financial debt plus leases plus commitments related to employee benefits for companies classified as held for sale (see Note 27 to the Condensed Consolidated Interim Financial Statements).

Free Cash Flow
The Group’s free cash flow is calculated starting from "Net cash flow provided by operating activities" as indicated in the consolidated statement of cash flows; deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, adding the cash received from government grants, deducting dividends paid to non-controlling interests and payments of financed spectrum without explicit interest. The cash used to pay for commitments related to employee benefits (included in the Net cash flow provided by operating activities) is added back since it represents the payments of principal of the debt incurred with those employees.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders (which is why free cash flows do not consider payments to minority interests). The same measure is used internally by our management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various cash flows presented in the consolidated statements of cash flows.
The following table presents the reconciliation between the Telefónica Group’s Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows and the free cash flow for the first nine months of 2022, and 2021 :

Nine months ended September 30,
Millions of euros	2021	2022
Net cash flow provided by operating activities	7,544	7,598
(Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net	(5,144)	(4,019)
Dividends paid to non-controlling interests	(263)	(275)
Payments for commitments related to employee benefits	657	649
Payments of financed spectrum without explicit interest	(21)	(21)
Free Cash Flow excluding lease principal payments	2,773	3,932
Lease principal payments	(1,303)	(1,458)
Free Cash Flow	1,470	2,474

Condensed Consolidated Interim Financial Statements for the nine months period ended September 30, 2022

Telefónica, S.A. and subsidiaries composing the Telefónica Group.

Consolidated Statements of financial position
Millions of euros	Notes	09/30/2022	12/31/2021
ASSETS
A) NON-CURRENT ASSETS		90,921	84,284
Intangible assets	(Note 6)	12,478	11,725
Goodwill	(Note 7)	18,942	16,519
Property, plant and equipment	(Note 8)	24,233	22,725
Rights of use	(Note 21)	8,455	7,579
Investments accounted for by the equity method	(Note 9)	12,407	12,773
Financial assets and other non-current assets	(Note 12)	9,046	7,347
Deferred tax assets	(Note 24)	5,360	5,616
B) CURRENT ASSETS		24,120	24,929
Inventories	(Note 13)	1,868	1,749
Receivables and other current assets	(Note 14)	9,323	8,287
Tax receivables	(Note 24)	2,577	2,120
Other current financial assets	(Note 15)	3,033	3,835
Cash and cash equivalents	(Note 15)	7,275	8,580
Non-current assets and disposal groups held for sale	(Note 27)	44	358
TOTAL ASSETS (A+B)		115,041	109,213

	Notes	09/30/2022	12/31/2021
EQUITY AND LIABILITIES
A) EQUITY		32,622	28,684
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 11)	25,724	22,207
Equity attributable to non-controlling interests	(Note 11)	6,898	6,477
B) NON-CURRENT LIABILITIES		57,721	55,034
Non-current financial liabilities	(Note 16)	37,009	35,290
Non-current lease liabilities	(Note 21)	7,156	6,391
Payables and other non-current liabilities	(Note18)	3,660	3,089
Deferred tax liabilities	(Note 24)	3,241	2,602
Non-current provisions	(Note 20)	6,655	7,662
C) CURRENT LIABILITIES		24,698	25,495
Current financial liabilities	(Note 16)	5,496	7,005
Current lease liabilities	(Note 21)	2,040	1,679
Payables and other current liabilities	(Note 19)	13,770	13,210
Current tax payables	(Note 24)	1,753	2,026
Current provisions	(Note 20)	1,639	1,441
Liabilities associated with non-current assets and disposal groups held for sale	(Note 27)	—	134
TOTAL EQUITY AND LIABILITIES (A+B+C)		115,041	109,213
Unaudited data at September 30, 2022. The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Consolidated income statements		July - September		January - September
Millions of euros	Notes	2022	2021	2022	2021
Revenues	(Note 4)	10,343	9,298	29,793	29,603
Other income	(Note 23)	458	1,144	1,527	12,019
Supplies		(3,323)	(2,878)	(9,523)	(9,095)
Personnel expenses		(1,435)	(1,246)	(4,108)	(3,990)
Other expenses	(Note 23)	(2,795)	(2,584)	(8,096)	(7,917)
Depreciation and amortization	(Note 4,6,8,21)	(2,334)	(2,155)	(6,670)	(6,294)
OPERATING INCOME		914	1,579	2,923	14,326
Share of income (loss) of investments accounted for by the equity method	(Note 4,9)	376	10	481	(58)
Finance income		185	174	865	1,075
Exchange gains		2,280	515	5,244	2,028
Finance costs		(945)	(605)	(2,211)	(2,035)
Exchange losses		(2,253)	(470)	(5,291)	(2,006)
Net financial expense		(733)	(386)	(1,393)	(938)
PROFIT BEFORE TAX		557	1,203	2,011	13,330
Corporate income tax	(Note 24)	(4)	(354)	(316)	(1,554)
PROFIT FOR THE PERIOD		553	849	1,695	11,776
Attributable to equity holders of the parent		460	706	1,486	9,335
Attributable to non-controlling interests		93	143	209	2,441
Basic earnings per share (euros)		0.07	0.11	0.23	1.56
Diluted earnings per share euros)		0.07	0.11	0.23	1.55
Unaudited data. The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Consolidated Statements of comprehensive income	January - September 2022	January - September 2021
Millions of euros
Profit for the period	1,695	11,776
Other comprehensive income (loss)	3,400	3,911
Gains (losses) from financial assets measured at Fair value through other comprehensive income	3	1
Income tax impact	(1)	—
	2	1
Gains (losses) on hedges	2,007	1,142
Income tax impact	(519)	(279)
Reclassification of (gains) losses included in the income statement	(1,629)	(1,600)
Income tax impact	409	408
	268	(329)
(Losses) gains on hedges costs	(58)	93
Income tax impact	15	(23)
Reclassification of (gains) losses included in the income statement	(7)	(8)
Income tax impact	2	2
	(48)	64
Share of gains (losses) recognized directly in equity of associates and others	74	—
Income tax impact	—	—
	74	—
Translation differences (Note 11)	2,948	3,665
Total other comprehensive income (loss) recognized for the period that may be reclassified subsequently to profit or loss	3,244	3,401
Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	175	62
Income tax impact	(57)	(15)
Reclassification to reserve actuarial losses (gains) and impact of limit on assets for defined benefit pension plans (Note 2)	—	392
	118	439
(Losses) gains from financial assets measured at fair value through comprehensive income	(23)	71
Income tax impact	—	—
Reclassification to reserve of gains (losses) from financial assets measured at fair value through comprehensive income	71	—
	48	71
Share of (losses) gains recognized directly in equity of associates	(10)	—
	(10)	—
Total other comprehensive income (loss) recognized for the period that will not be reclassified subsequently to profit or loss	156	510
Total comprehensive income (loss) recognized for the period	5,095	15,687
Attributable to:
Equity holders of the parent and other holders of equity instruments	4,220	13,206
Non-controlling interests	875	2,481
	5,095	15,687
Unaudited data. The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	Attributable to equity holders of the parent and other holders of equity instruments											Non-contro-lling interests (Note 11)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instru-ments	Legal reser-ve	Retained earnings	Fair value finan-cial assets	Hedges	Equity of associa-tes and others	Transla-tion differen-ces	Total
Financial position at December 31, 2021	5,779	4,233	(547)	7,550	1,038	26,091	(547)	438	64	(21,892)	22,207	6,477	28,684
Profit for the year	—	—	—	—	—	1,486	—	—	—	—	1,486	209	1,695
Other comprehensive income (loss) for the year	—	—	—	—	—	82	49	293	15	2,295	2,734	666	3,400
Total comprehensive income (loss) for the year	—	—	—	—	—	1,568	49	293	15	2,295	4,220	875	5,095
Dividends and distribution of profit (Note 11)	135	—	—	—	21	(369)	—	—	—	—	(213)	(331)	(544)
Capital reduction	(139)	(409)	548	—	—	—	—	—	—	—	—	—	—
Net movement in treasury shares	—	—	(268)	—	—	(12)	—	—	—	—	(280)	—	(280)
Acquisitions and disposals of non-controlling interests and business combinations (Note 2)	—	—	—	—	—	(61)	—	—	—	—	(61)	(124)	(185)
Undated deeply subordinated securities (Note 11)	—	—	—	—	—	(171)	—	—	—	—	(171)	—	(171)
Other movements	—	—	—	—	—	22	—	—	—	—	22	1	23
Financial position at September 30, 2022	5,775	3,824	(267)	7,550	1,059	27,068	(498)	731	79	(19,597)	25,724	6,898	32,622
Unaudited data.
The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	Attributable to equity holders of the parent and other holders of equity instruments											Non-contro-lling interests (Note 11)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instru-ments	Legal reser-ve	Retained earnings	Available-for-sale investments	Hedges	Equity of associa-tes and others	Transla-tion differen-ces	Total
Financial position at December 31, 2020	5,526	4,538	(476)	7,550	1,038	19,046	(597)	647	(57)	(25,980)	11,235	7,025	18,260
Profit for the year	—	—	—	—	—	9,335	—	—	—	—	9,335	2,441	11,776
Other comprehensive income (loss) for the year	—	—	—	—	—	430	71	(342)	64	3,648	3,871	40	3,911
Total comprehensive income (loss) for the year	—	—	—	—	—	9,765	71	(342)	64	3,648	13,206	2,481	15,687
Dividends and distribution of profit (Note 11)	195	—	—	—	—	(503)	—	—	—	—	(308)	(309)	(617)
Capital reduction	(83)	(305)	388	—	—	—	—	—	—	—	—	—	—
Net movement in treasury shares	—	—	(249)	—	—	(19)	—	—	—	—	(268)	—	(268)
Acquisitions and disposals of non-controlling interests and business combinations (Note 11)	—	—	—	—	—	(363)	—	—	—	—	(363)	(88)	(451)
Undated deeply subordinated securities (Note 11)	—	—	—	—	—	(208)	—	—	—	—	(208)	—	(208)
Other movements	—	—	—	—	—	8	—	—	—	—	8	(1)	7
Financial position at September 30, 2021	5,638	4,233	(337)	7,550	1,038	27,726	(526)	305	7	(22,332)	23,302	9,108	32,410
Unaudited data.
The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.

Consolidated Statements of cash flows
Millions of euros	Notes	January - September 2022	January - September 2021
Cash received from operations	(Note 25)	35,210	35,105
Cash paid from operations	(Note 25)	(26,528)	(26,116)
Net payments of interest and other financial expenses net of dividends received	(Note 25)	(668)	(1,066)
Taxes (paid)/proceeds	(Note 25)	(416)	(379)
Net cash flow provided by operating activities	(Note 25)	7,598	7,544
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(Note 25)	(4,019)	(5,144)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	(Note 25)	(7)	14,632
Payments on investments in companies, net of cash and cash equivalents acquired	(Note 25)	(1,529)	(460)
Proceeds on financial investments not included under cash equivalents	(Note 25)	2,535	1,399
Payments on financial investments not included under cash equivalents	(Note 25)	(1,179)	(1,196)
Proceeds/Payments on placements of cash surpluses not included under cash equivalents		1,634	(1,981)
Net cash flow used in investing activities	(Note 25)	(2,565)	7,250
Dividends paid	(Note 25)	(520)	(619)
Proceeds from share capital increase	(Note 25)	2	—
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(Note 25)	(445)	(361)
Operations with other equity holders	(Note 25)	(229)	(283)
Proceeds on issue of debentures and bonds and other debts	(Note 25)	1,743	104
Proceeds on loans, borrowings and promissory notes	(Note 25)	345	1,483
Repayments of debentures and bonds and other debts	(Note 25)	(2,123)	(5,787)
Repayments of loans, borrowings and promissory notes	(Note 25)	(3,408)	(3,446)
Lease principal payments	(Note 21,25)	(1,458)	(1,303)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(Note 25)	(538)	(147)
Net cash used in financing activities	(Note 25)	(6,631)	(10,359)
Effect of changes in exchange rates		295	(230)
Cash reclassified to assets held for sale	(Note 25, 27)	—	(6)
Effect of changes in consolidation methods and others		(2)	(12)
Net increase (decrease) in cash and cash equivalents during the period		(1,305)	4,187
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		8,580	5,604
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		7,275	9,791
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENTS OF FINANCIAL POSITION
BALANCE AT THE BEGINNING OF THE PERIOD		8,580	5,604
Cash on hand and at banks		7,353	4,600
Other cash equivalents		1,227	1,004
BALANCE AT THE END OF THE PERIOD		7,275	9,791
Cash on hand and at banks		5,846	8,200
Other cash equivalents		1,429	1,591
Unaudited data. The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Notes to the condensed consolidated interim financial statements for the nine months ended September 30, 2022
Note 1. Background and general information
Telefónica, S.A. and its subsidiaries and investees (hereinafter “Telefónica”, “the Company”, the “Telefónica Group” or "the Group”) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of wireline and wireless telephony, broadband, internet, data traffic, Pay TV and other digital services.
The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).
As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.
In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

Note 2. Basis of presentation of the consolidated financial statements
The condensed consolidated interim financial statements for the nine months ended September 30, 2022 (hereinafter, the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2021 appearing in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (the “2021 20-F”).
These interim financial statements were approved by the Company's Board of Directors at its meeting of November 3, 2022.
The figures in these interim financial statements are expressed in millions of euros, unless otherwise indicated, and may therefore be rounded.
Comparison of information
Comparisons in the accompanying interim financial statements refer to the nine months and the three months ended September 30, 2022 and 2021, except in the consolidated statement of financial position, which compares information at September 30, 2022 and at December 31, 2021.
The main changes in the consolidation scope are described in Appendix I.

With respect to seasonality, the historical performance of consolidated results does not indicate that the operations of the Group, taken as a whole, are subject to significant variations between the first and second halves of the year.

Agreement between Telefónica and Liberty Global plc to combine their operating businesses in the UK

On May 7, 2020, Telefónica reached an agreement with Liberty Global plc to combine into a 50-50 joint venture their operating businesses in the UK (O2 Holdings Ltd. and Virgin Media UK, respectively). On June 1, 2021 after obtaining the relevant regulatory approvals, consummation of the necessary recapitalization and satisfaction of other closing conditions, the closing of the transaction was carried out, resulting in the combination of both businesses into the joint venture called VMED O2 UK Ltd. (JV VMO2).

Telefonica United Kingdom, which was fully consolidated within the Group, was excluded from the scope of consolidation from June 1, 2021 (see Note 4). From that date, VMO2 is registered under the equity method (see notes 4 and 9).

The constitution of the joint venture provided Telefónica with 5,439 million pounds sterling of funds in the first nine months of 2021 (equivalent to 6,307 million euros at the transaction day), of which 2,686 million pounds corresponded to the cash payment to Telefónica to equalize ownership in the joint venture (before post-completion adjustments in the last quarter of 2021) and 2,754 million pounds corresponded to proceeds from recapitalization.

As a consequence of this transaction, the Group recognized a gain amounting to 4,408 million euros in “Other income” (see Note 23) of the consolidated income statement in the first nine months of 2021.

In addition, in the first nine months of 2021 the accumulated actuarial losses of Telefonica United Kingdom amounting to 392 million euros were reclassified to retained earnings, with no effect in equity.

Agreement between Telxius Telecom and American Tower Corporation for the sale of its telecommunications towers divisions in Europe and Latin America

On January 13, 2021 Telxius Telecom, S.A. (a company of the Telefónica Group minority-owned, directly or indirectly, by KKR and Pontegadea), signed an agreement with American Tower Corporation ("ATC") for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina).

The agreement established the sale of approximately 30,722 telecommunication tower sites and comprised two separate and independent transactions (on one hand, the Europe business and, on the other hand, the Latin American business). The agreement included the transfer to ATC of the towers that Telxius agreed to acquire from Telefónica Germany GmbH & Co. under the agreement signed on June 8, 2020, both the towers acquired in the first phase on September 1, 2020 as well as the towers that were acquired in the second phase in August 2021 (4,080 sites sold to ATC).

The closing of the transactions took place in June 2021 and August 2021, following regulatory approvals.

These transactions generated a gain of 6,099 million euros registered in "Other income" (see Note 23) of the consolidated income statement for the first nine months of 2021. The result of this transaction attributed to non-controlling interests of Telxius amounted to 2,246 million euros (see Note 11).
Acquisition of mobile assets of Oi Group

On April 20, 2022, the closing of the transaction related to the Purchase Agreement for Acquisition of Unidade Produtiva Isolada (UPI) Mobile Assets of Oi Group took place, and Telefónica Brasil acquired, on such date, all the shares of the company Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (Garliava), to which the mobile assets of Oi Group assigned to Telefónica Brazil had been contributed, in accordance with the segregation plan stated in the Oi Agreement (see Note 26).

Telefónica Brasil thus acquired its share of mobile assets of the Oi Group for an approximate amount of 5,373 million Brazilian reais, having paid, on such day, the amount of 4,885 million Brazilian reais. The remaining amount, equivalent to 10% of the payment made on that date, is withheld subject to certain price adjustments and potential indemnification obligations contained in the Oi Agreement (see Note 5). The total consideration also includes 110 million Brazilian reais subject to the fulfilment of certain targets, and others costs amounting to 8 million Brazilian reais. Thus, the total consideration transferred amounted to 5,492 million Brazilian reais (1,093 million euros at the date of the closing of the transaction).

At the date of preparation of these condensed consolidated interim financial statements, the purchase price allocation is provisional. The fair value assigned to Oi's licenses amounts to 520 million euros. The preliminary goodwill amounts to 668 million euros (see Note 5).

Exchange rates evolution

Variation of average exchange rate
	January-September 2021 vs 2020	January-September 2022 vs 2021
Brazilian real	(11.6%)	17.1%
Pound sterling	2.4%	2.0%
New peruvian sol	(15.3%)	13.1%
Chilean peso	2.1%	(3.3%)
Colombian peso	(6.2%)	2.4%
Mexican peso	1.0%	11.9%

Variation of closing exchange rate
	09/30/21 vs 12/31/20	09/30/22 vs 12/31/21
Brazilian real	1.3%	20.0%
Pound sterling	4.3%	(4.9%)
New peruvian sol	(7.2%)	16.4%
Chilean peso	(7.2%)	2.2%
Colombian peso	(4.6%)	0.8%
Mexican peso	2.6%	18.4%

In the first nine months of 2022, there was a positive impact on Equity attributable to equity holders of the Parent Company for translation differences amounting to 2,295 million euros (see Note 11), mainly due to the appreciation of the Brazilian real.

Note 3. Accounting policies

The accounting policies applied in the preparation of the interim financial statements for the nine months ended September 30, 2022 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2021, except for the following amendments to standards published by the International Accounting Standards Board (IASB), which are effective for annual periods beginning on or after January 1, 2022.
The application of these amendments for the current reporting period did not have a significant impact on the interim condensed consolidated financial statements of the Group. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amendments.

Onerous Contracts: Costs of Fulfilling a Contract - Amendments to IAS 37
The amendments to IAS 37 clarify that when assessing whether a contract is onerous, an entity needs to include all unavoidable costs that relate directly to a contract, including both incremental costs and an allocation of costs directly related to fulfilling contract activities. The Group applied the amendments to the contracts for which it had not fulfilled all of its obligations at the beginning of the reporting period.

Reference to the Conceptual Framework – Amendments to IFRS 3

Minor amendments were made to update the references to the Conceptual Framework for Financial Reporting and to add an exception to the recognition principle in IFRS 3 Business Combinations regarding liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. The amendments to IFRS 3 also clarify that contingent assets do not qualify for recognition at the acquisition date.

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16
The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while the entity is preparing the asset for its intended use (including while assessing technical and physical performance of the asset). Instead, an entity recognises the proceeds from selling such items, and the costs of producing those items, in profit or loss.

Annual improvements to IFRS Standards 2018-2020

As part of the annual improvements finalized in May 2020, IFRS 9 Financial Instruments was amended to clarify which fees should an entity include when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf.

New standards and amendments to standards issued but not effective as of September 30, 2022
At the date of preparation of the interim consolidated financial statements, the following IFRSs and amendments had been published by the IASB, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendments to IAS 1	Classification of Liabilities as Current and Non-Current	1/1/2023
IFRS 17	Insurance Contracts	1/1/2023
Amendments to IAS 1	Disclosure of Accounting Policies	1/1/2023
Amendments to IAS 8	Definition of Accounting Estimates	1/1/2023
Amendments to IAS 12	Deferred Taxes related to Assets and Liabilities arising from a Single Transaction	1/1/2023
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback	1/1/2024
Based on the analyses conducted to date, the Group estimates that the adoption of these new pronouncements will not have a significant impact on the consolidated financial statements in the initial period of application, although the Group is currently assessing whether there are any contracts that meet the definition of insurance contracts and therefore could be affected by the future adoption of IFRS 17 Insurance Contracts.

Note 4. Segment information
In 2022 the Telefónica Group is reporting financial information, both internally and externally, according to the following segments: Telefónica Spain, VMO2, Telefónica Germany, Telefónica Brazil and Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay).
During 2021, the Telefónica Group changed its reporting segments as follows:
(i) On June 1, 2021, upon the establishment of the JV VMO2 (whose results are accounted for by the equity method), the former Telefónica United Kingdom segment was replaced by the VMO2 segment (see notes 2 and 9). The results of the first nine months of 2021 include the consolidation of Telefónica United Kingdom from January 1 to June 1, and the equity accounting of 50% of the net result of JV VMO2 from June 1 to September 30 (see Note 9). The gain registered on the establishment of the JV VMO2, amounting to 4,408 million euros (see notes 2 and 23), are recorded in "Other companies".

(ii) The Telxius Group ceased to be a reporting segment in 2021 as a result of the sale of the telecommunications towers divisions in Europe and Latin America (see Note 2). The Telxius Group’s results as well as the gain obtained for the sale of the telecommunications towers divisions, amounting to 6,099 million euros (see notes 2 and 23) are included in "Other companies".

The segments referred to above include the information related to the fixed, wireless, cable, data, internet and television businesses and other digital services provided in each country. Inter-segment transactions are carried out at market prices.

Information relating to other Group companies not specifically included in these segments is reported under "Other companies", which includes Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-sectional services to Group companies and other operations not included in the segments. The Incremental and BE-Terna groups, acquired by Telefónica Tech in March and June of 2022 (see Note 5), respectively, are reported within "Other companies".

The Group centrally manages borrowing activities, mainly through Telefónica, S.A. and other companies included in "Other companies", so most of the Group's financial assets and liabilities are reported under "Other companies". In addition, Telefónica, S.A. is the head of the Telefónica tax group in Spain. Therefore, a significant part of the deferred tax assets and liabilities is included under "Other companies". For these reasons, the results of the segments are disclosed up to operating income.

Revenues and expenses arising from intra-group invoicing for the use of the trademark and management services were eliminated from the operating results of each Group segment. The results of the holding companies also exclude dividends from Group companies and impairments of investments in Group companies. These adjustments have no impact on the Group’s consolidated results. In addition, segment reporting considers the impact of the purchase price allocation to the assets acquired and the liabilities assumed by the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, regardless of their legal structure.

The following table presents income, CapEx information (capital expenditures in intangible assets and property, plant and equipment, see Notes 6 and 8) and acquisitions of rights of use (see Note 21) of the fully consolidated reportable segments:

January - September 2022
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	9,283	—	6,034	6,509	7,036	2,332	(1,401)	29,793
External revenues	9,107	—	6,016	6,496	6,951	1,246	(23)	29,793
Intersegment revenues	176	—	18	13	85	1,086	(1,378)	—
Other operating income and expenses(1)	(5,880)	—	(4,141)	(3,807)	(5,441)	(2,255)	1,324	(20,200)
OIBDA	3,403	—	1,893	2,702	1,595	77	(77)	9,593
Depreciation and amortization	(1,619)	—	(1,708)	(1,753)	(1,467)	(156)	33	(6,670)
Operating income	1,784	—	185	949	128	(79)	(44)	2,923
Share of income (loss) of investments accounted for by the equity method	(2)	540	—	—	(11)	(46)	—	481
CapEx	1,045	—	902	1,297	659	119	(2)	4,020
Acquisitions of rights of use	690	—	448	408	364	10	5	1,925

January - September 2021
Millions of euros	Telefónica Spain	Telefónica United Kingdom(1)	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	9,209	2,628	—	5,711	5,108	6,069	2,253	(1,375)	29,603
External revenues	9,017	2,609	—	5,690	5,098	5,993	1,203	(7)	29,603
Intersegment revenues	192	19	—	21	10	76	1,050	(1,368)	—
Other operating income and expenses(1)	(5,674)	(1,709)	—	(3,916)	(2,782)	(4,428)	8,373	1,153	(8,983)
OIBDA	3,535	919	—	1,795	2,326	1,641	10,626	(222)	20,620
Depreciation and amortization	(1,615)	—	—	(1,786)	(1,430)	(1,449)	(254)	240	(6,294)
Operating income	1,920	919	—	9	896	192	10,372	18	14,326
Share of income (loss) of investments accounted for by the equity method	2	—	(48)	—	—	(2)	(10)	—	(58)
CapEx	1,365	933	—	810	1,002	654	149	(20)	4,893
Acquisitions of rights of use	324	389	—	628	355	184	101	(251)	1,730
(1)On June 1, 2021 Telefónica United Kingdom was excluded from the scope of consolidation (see Note 2).

July - September 2022
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	3,119	—	2,085	2,310	2,510	833	(514)	10,343
External revenues	3,054	—	2,078	2,305	2,480	447	(21)	10,343
Intersegment revenues	65	—	7	5	30	386	(493)	—
Other operating income and expenses(1)	(1,970)	—	(1,439)	(1,322)	(2,009)	(834)	479	(7,095)
OIBDA	1,149	—	646	988	501	(1)	(35)	3,248
Depreciation and amortization	(544)	—	(577)	(620)	(545)	(62)	14	(2,334)
Operating income	605	—	69	368	(44)	(63)	(21)	914
Share of income (loss) of investments accounted for by the equity method	(2)	402	—	—	(7)	(17)	—	376
CapEx	403	—	346	488	230	74	(3)	1,538
Acquisitions of rights of use	503	—	108	87	100	3	(2)	799

July - September 2021
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	3,114	—	1,968	1,790	2,124	706	(404)	9,298
External revenues	3,049	—	1,959	1,788	2,098	405	(1)	9,298
Intersegment revenues	65	—	9	2	26	301	(403)	—
Other operating income and expenses(1)	(1,931)	—	(1,345)	(943)	(1,252)	(462)	369	(5,564)
OIBDA	1,183	—	623	847	872	244	(35)	3,734
Depreciation and amortization	(544)	—	(594)	(503)	(465)	(126)	77	(2,155)
Operating income	639	—	29	344	407	118	42	1,579
Share of income (loss) of investments accounted for by the equity method	2	17	—	—	(1)	(8)	—	10
CapEx	645	—	302	355	153	42	(4)	1,493
Acquisitions of rights of use	41	—	96	95	62	8	—	302
The table below shows the income, CapEx and acquisitions of rights of use of VMO2 since the constitution of VMED O2 UK Ltd on June 1, 2021 (see Note 2) until September 30, 2022. VMED O2 UK Ltd is a joint venture 50% owned by Telefónica and Liberty Group and is recorded under the equity method (see Note 9). The tables below show the information of the joint venture at 100%.

VMO2
Millions of euros	July-September, 2022	July-September, 2021	January-September, 2022	June 1 to September 30, 2021
Revenues	3,017	3,033	9,013	4,026
Other operating income and expenses	(1,922)	(1,971)	(5,693)	(2,611)
OIBDA	1,095	1,062	3,320	1,415
Depreciation and amortization	(1,040)	(997)	(3,105)	(1,342)
Operating income	55	65	215	73
Share of income (loss) of investments accounted for by the equity method	—	—	1	—
Financial income	7	4	16	6
Financial expenses	(267)	(210)	(724)	(276)
Realised and unrealised gains on derivative instruments, net	2,397	423	4,078	579
Foreign currency transaction losses, net	(1,076)	(245)	(2,234)	(485)
Net financial expense	1,061	(28)	1,136	(176)
Result before taxation	1,116	37	1,352	(103)
Taxes	(318)	(18)	(359)	(9)
Result for the period (100% VMO2)	798	19	993	(112)
50% attributable to Telefónica Group	399	9	497	(56)
Share-based compensation	3	8	11	8
Other adjustments	—	—	32	—
Share of income (loss) of investments accounted for by the equity method	402	17	540	(48)
Capital expenditures (CapEx) (100% VMO2)	717	597	1,987	785
Acquisitions of rights of use (100% VMO2)	22	38	86	38

The segmentation of assets and liabilities of the reportable segments is as follows:

September 30, 2022
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,214	—	11,664	19,196	8,332	2,257	(10)	55,653
Rights of use	1,805	—	3,294	2,122	1,173	102	(41)	8,455
Investments accounted for by the equity method	264	11,610	—	—	162	371	—	12,407
Financial assets and other non-currents assets	797	—	909	1,057	1,710	7,891	(3,318)	9,046
Deferred tax assets	2,076	—	406	521	653	1,704	—	5,360
Other current financial assets	34	—	41	97	430	7,301	(4,870)	3,033
Non-current assets and disposal groups held for sale	—	—	—	—	44	—	—	44
Total allocated assets	25,791	11,610	19,068	26,936	17,402	28,188	(13,954)	115,041
Non-current financial liabilities	734	—	1,552	679	2,762	32,283	(1,001)	37,009
Non-current lease liabilities	1,428	—	2,665	1,654	1,379	48	(18)	7,156
Deferred tax liabilities	95	—	319	1,097	822	908	—	3,241
Current financial liabilities	2,150	—	124	370	4,366	8,071	(9,585)	5,496
Current lease liabilities	382	—	570	661	424	18	(15)	2,040
Liabilities associated with non-current assets and disposal groups held for sale	—	—	—	—	—	—	—	—
Total allocated liabilities	16,428	—	10,242	10,479	14,565	44,499	(13,794)	82,419

December 31, 2021
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,499	—	12,124	15,056	7,637	1,667	(14)	50,969
Rights of use	1,433	—	3,349	1,701	1,064	99	(67)	7,579
Investments accounted for by the equity method	263	12,129	—	—	128	253	—	12,773
Financial assets and other non-currents assets	549	—	883	888	1,001	7,428	(3,402)	7,347
Deferred tax assets	2,345	—	433	454	713	1,671	—	5,616
Other current financial assets	40	—	70	56	838	8,379	(5,548)	3,835
Non-current assets and disposal groups held for sale	—	—	—	—	102	256	—	358
Total allocated assets	24,971	12,129	19,953	21,461	15,628	29,544	(14,473)	109,213
Non-current financial liabilities	2,140	—	1,627	11	2,778	31,288	(2,554)	35,290
Non-current lease liabilities	1,082	—	2,781	1,317	1,192	55	(36)	6,391
Deferred tax liabilities	119	—	291	1,040	594	558	—	2,602
Current financial liabilities	1,019	—	89	199	4,620	9,669	(8,591)	7,005
Current lease liabilities	378	—	548	460	295	14	(16)	1,679
Liabilities associated with non-current assets and disposal groups held for sale	—	—	—	—	—	134	—	134
Total allocated liabilities	17,042	—	10,819	7,600	14,306	45,129	(14,367)	80,529

The detail of assets and liabilities of VMO2 is as follows (amounts corresponding to 100% of the company, see Note 9):

VMO2
Millions of euros	09/30/2022	12/31/2021
Fixed assets	43,123	46,258
Rights of use	898	1,058
Financial assets and other non-currents assets	4,419	1,348
Deferred tax assets	—	115
Other current financial assets	517	214
Total assets	52,128	52,333
Non-current financial liabilities	20,015	19,185
Non-current lease liabilities	746	885
Deferred tax liabilities	242	9
Current financial liabilities	3,150	2,841
Current lease liabilities	204	219
Total liabilities	29,032	28,198

The detail of revenues of the fully consolidated reportable segments is as follows:

Millions of euros	January - September 2022				January - September 2021
Country by segments	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total
Spain (1)				9,283				9,209
United Kingdom (2)	—	—	—	—	95	2,533	—	2,628
Germany	603	5,416	15	6,034	603	5,102	6	5,711
Brazil	2,062	4,447	—	6,509	1,728	3,380	—	5,108
Hispam	2,425	4,611	—	7,036	2,104	3,954	11	6,069
Other and inter-segment eliminations			931	931			878	878
Total Group				29,793				29,603

Millions of euros	July - September 2022				July - September 2021
Country by segments	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total
Spain (1)				3,119				3,114
Germany	204	1,876	5	2,085	203	1,760	5	1,968
Brazil	705	1,605		2,310	592	1,198		1,790
Hispam	843	1,667		2,510	741	1,380	3	2,124
Other and inter-segment eliminations			319	319			302	302
Total Group				10,343				9,298
(1) The detail of revenues for Telefónica Spain is shown in the table below.
(2) On June 1, 2021 Telefónica United Kingdom is excluded from the scope of consolidation (see Note 2).
Given the convergence reached at Telefónica Spain due to the high penetration of the convergent offers, the revenue breakdown by fixed and mobile is less relevant in this segment. For this reason, the following revenue breakdown is shown, which Management believes is more meaningful.

Millions of euros	July - September		January - September
Telefónica Spain	2022	2021	2022	2021
Mobile handset sale	131	99	414	253
Ex-Mobile handset sale	2,988	3,015	8,869	8,956
Retailers	2,389	2,393	7,161	7,220
Wholesalers and others	599	622	1,708	1,736
Total	3,119	3,114	9,283	9,209

Note 5. Business combinations

Acquisition of mobile assets of Oi Group
On April 20, 2022, the closing of the transaction related to the Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group took place, and Telefónica Brasil acquired, on such date, all the shares of the company Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (Garliava), to which the mobile assets of Oi Group assigned to Telefónica Brasil had been contributed, in accordance with the segregation plan stated in the Oi Agreement (see Note 26).

The mobile assets of Oi Group finally assigned to Telefónica Brasil were the following:
•Customers: approximately 12.5 million (equivalent to 30% of the total customer base of the mobile assets of Oi Group) – according to ANATEL’s February 2022 data;

•Spectrum: 43MHz as national population-weighted average (46% of the radiofrequency of the mobile assets of Oi Group); and

•Infrastructure: contracts for the use of approximately 2.7 thousand sites of mobile access (corresponding to 19% of the sites of the mobile assets of Oi Group).
This transaction brings benefits to the Brazilian telecommunications sector, expanding the capacity to make investments and create technological innovations in a sustainable and rational manner, contributing to the digitalization of the country through the construction and expansion of networks in cutting-edge technologies, such as 5G and fiber, which translates into services with better coverage and quality to users. In addition, the transaction has the potential to generate synergies for the Company, through the optimization of operating costs and efficient allocation of investments due to the integration of the incorporated assets.

At the date of preparation of these condensed consolidated interim financial statements, the purchase price allocation is provisional. The following table presents the consideration, the fair value of assets and liabilities identified at the acquisition date and the preliminary goodwill (which once the adjustment and review process is completed could be used for tax purposes):

Millions of euros
Consideration	1,093
Intangible assets
Licenses	520
Customer relationships	19
Property, plant and equipment	29
Rights of use	101
Deferred tax assets	44
Trade receivables	79
Other assets	30
Cash and cash equivalents	13
Lease liabilities	(114)
Trade payables	(24)
Provisions	(217)
Other liabilities	(55)
Fair value of net assets	425
Preliminary goodwill (Note 7)	668

The fair value of the licenses has been determined using the discounted cash flow method of the Income Approach, which considers the earning capacity of the asset. The amortization period of the licenses ranges from 5 to 15 years (average period of 10.04 years).
The fair value of trade receivables amounts to 79 million euros, which does not differ from the book value consisting of a gross amount of 81 million euros, net of estimated impairment losses of 2 million euros.
At the acquisition date, contingent liabilities have been recognized at fair value in the amount of 90 million euros.
The contribution of Garliava since its inclusion in the scope of consolidation and until September 30, 2022 was 146 million euros in revenues and -1 million euros in profit for the period. The information is only available since the mobile assets of Oi assigned to Telefónica Brasil were contributed to Garliava. Consequently, it is not practicable to calculate these impacts as if the transaction had taken place on January 1st, 2022.
On September 17, 2022, Telefónica Brasil, together with Claro S.A. and TIM S.A. ("Buyers"), notified Oi, pursuant to the Agreement, about (i) the determination of the post-closing price adjustment in benefit of the Buyers; and (ii) the losses known to date (as defined in the Agreement) in relation to which the Buyers have indemnification rights against the Seller in the total amount of 353 million Brazilian reais, of which 64 million Brazilian reais (approximately 12 million euros) are attributable to Telefónica Brasil. The post-closing adjustment notice presents values and calculations determined with the support of a specialized company, based on the best analysis of the information received and understanding of the Agreement, totaling the maximum amount of 3,187 million Brazilian reais for the price adjustment on behalf of the Buyers. From the price adjustment amount calculated, the amount attributable to Telefónica Brasil is equivalent to up to 1,075 million Brazilian reais (approximately 204 million euros), part of which (488 million Brazilian reais, approximately 93 million euros) is guaranteed by the retention of 10% on the amount paid for the acquisition (see Note 2). The price adjustment is subject to an evaluation procedure and manifestation by the Seller about its agreement or disagreement, as well as possible discussion, negotiation and composition between the Parties, or even the adoption of arbitration procedure, all as provided for in the Agreement.
Acquisition of Incremental
On March 21, 2022, Telefónica Tech completed the acquisition of 100% of the shares of the British group Incremental, one of Microsoft's fastest-growing business partners in the UK, for a 104 million euros consideration (including potential contingent payments linked to its future performance). In addition, at the closing of the transaction a payment was made in the amount of 91 million euros to cancel payment obligations of the acquired companies.

With this acquisition, Telefónica Tech significantly increases its scale and competencies in Microsoft technologies, making it one of Microsoft's largest business partners in the UK.

At the date of preparation of these consolidated financial statements, the purchase price allocation is provisional. The following table presents the consideration, the fair value of assets and liabilities identified at the acquisition date and the preliminary goodwill:

Millions of euros
Share purchase price	104
Payment obligations cancelled	91
Total	195
Intangible assets
Customer relationships	23
Other intangible assets	1
Property, plant and equipment	1
Rights of use	1
Accounts receivable	11
Other assets	1
Cash and cash equivalents	9
Lease liabilities	(2)
Accounts payable	(3)
Deferred tax liabilities	(6)
Other liabilities	(11)
Fair value of net assets	25
Preliminary goodwill (Note 7)	170

Acquisition of BE-Terna
On June 9, 2022, Telefónica Tech completed the acquisition of 100% of the shares of the German group BE-Terna, for a 191 million euros consideration (including potential contingent payments linked to its future performance). In addition, at the closing of the transaction a payment was made in the amount of 162 million euros to cancel payment obligations of the acquired companies.

BE-Terna currently has a highly qualified team of more than 1,000 employees in 28 locations in Germany, Austria, Switzerland, the Adriatic region and the Nordic countries, among other markets. With this new acquisition, Telefónica Tech significantly enriches its geographic scale and its professional and managed services capabilities across Europe.

At the date of preparation of these consolidated financial statements, the purchase price allocation is provisional. The following table presents the consideration, the fair value of assets and liabilities identified at the acquisition date and the preliminary goodwill:

Millions of euros
Share purchase price	191
Payment obligations cancelled	162
Total	353
Intangible assets
Customer relationships	55
Other intangible assets	6
Property, plant and equipment	6
Rights of use	4
Accounts receivable	15
Other assets	12
Cash and cash equivalents	18
Lease liabilities	(4)
Trade payables	(7)
Deferred tax liabilities	(21)
Current tax payables	(6)
Other liabilities	(20)
Accounting value of net assets	58
Preliminary goodwill (Note 7)	295

Note 6. Intangible assets
The composition of and movements in net intangible assets in the first nine months of 2022 and 2021 are as follows:

January - September 2022
Millions of euros	Balance at 12/31/2021	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Business combinations	Balance at 09/30/2022
Service concession arrangements and licenses	7,328	139	(634)	—	—	663	520	8,016
Software	2,494	273	(1,013)	(1)	731	195	6	2,685
Customer base	971	—	(265)	—	2	4	97	809
Trademarks	276	—	(25)	—	—	26	1	278
Other intangible assets	42	18	(19)	(4)	8	1	—	46
Intangible assets in process	614	608	—	—	(607)	29	—	644
Total intangible assets	11,725	1,038	(1,956)	(5)	134	918	624	12,478

January - September 2021
Millions of euros	Balance at 12/31/2020	Additions (1)	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Business combinations	Balance at 09/30/2021
Service concession arrangements and licenses	6,573	472	(540)	—	198	54	—	6,757
Software	2,380	384	(921)	2	551	5	1	2,402
Customer base	1,238	—	(275)	—	—	—	107	1,070
Trademarks	512	1	(32)	(208)	—	11	—	284
Other intangible assets	51	14	(17)	—	(4)	2	—	46
Intangible assets in process	734	434	—	(7)	(634)	—	—	527
Total intangible assets	11,488	1,305	(1,785)	(213)	111	72	108	11,086
(1) Total additions of intangible assets until 09/30/2021 amounted to 1,873 million euros, including the additions corresponding to companies held for sale and sold companies during the first nine months of 2021.

The gross cost, accumulated amortization and impairment losses of intangible assets at September 30, 2022 and December 31, 2021 are as follows:

Balance at September 30, 2022
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	16,418	(8,239)	(163)	8,016
Software	17,187	(14,489)	(13)	2,685
Customer base	5,134	(4,325)	—	809
Trademarks	962	(684)	—	278
Other intangible assets	873	(827)	—	46
Intangible assets in process	653	—	(9)	644
Total intangible assets	41,227	(28,564)	(185)	12,478

Balance at December 31, 2021
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	14,456	(7,007)	(121)	7,328
Software	15,442	(12,938)	(10)	2,494
Customer base	4,888	(3,917)	—	971
Trademarks	901	(625)	—	276
Other intangible assets	910	(868)	—	42
Intangible assets in process	614	—	—	614
Total intangible assets	37,211	(25,355)	(131)	11,725

"Additions" of spectrum in the first nine months of 2022 amounted to 139 million euros, mainly corresponding to the renewal of 15 MHz of spectrum in the 1900 MHz band by Colombia Telecomunicaciones recorded in the first nine months of 2022 in the amount of 129 million euros. The amount pending payment at September 30, 2022 is detailed in notes 18 and 19.
In the first nine months of 2021 Telefónica Spain acquired one block of 10 MHz in the 3.4 GHz band and 20 MHz of spectrum in the 700 MHz band amounting to 335 million euros.
In the first nine months of 2021 Telefónica Hispam acquired spectrum for 5G in Chile amounting to 133 million euros.
"Business combinations" in the first nine months of 2022 corresponds mainly to the acquisition of the intangible assets of Oi, amounting to 539 million euros (see notes 2, 5 and 26).
“Business combinations” in the first nine months of 2021 corresponded to the inclusion of Cancom Ltd in the consolidation perimeter.
"Transfers and others" in the first nine months of 2021 included the reclassification of the intangible assets of Telefónica de El Salvador amounting to 38 million euros to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 27).
CapEx additions by segment are detailed in Note 4.

Note 7. Goodwill

Movement in goodwill

The movement in goodwill assigned to each Group segment was as follows:

January-September 2022
Millions of euros	Balance at 12/31/2021	Additions	Disposals	Transfers	Exchange rate impact	Balance at 9/30/2022
Telefónica Spain	4,291	—	—	—	—	4,291
Telefónica Brazil	6,278	668	—	—	1,222	8,168
Telefónica Germany	4,386	—	—	—	—	4,386
Telefónica Hispam	1,166	—	—	1	80	1,247
Others	398	473	—	(6)	(15)	850
Total	16,519	1,141	—	(5)	1,287	18,942

January-September 2021
Millions of euros	Balance at 12/31/2020	Additions	Disposals	Transfers	Exchange rate impact	Balance at 9/30/2021
Telefónica Spain	4,299	—	(8)	—	—	4,291
Telefónica Brazil	6,258	—	(36)	—	81	6,303
Telefónica Germany	4,558	—	(172)	—	—	4,386
Telefónica Hispam	1,778	—	(137)	(13)	(92)	1,536
Others	151	295	—	(60)	5	391
Total	17,044	295	(353)	(73)	(6)	16,907

Additions of Telefónica Brazil in the first nine months of 2022 correspond to the preliminary goodwill from the acquisition of the assets of the mobile business of Oi Group (see notes 2 and 5).
Additions in the first nine months of 2022 also include the preliminary goodwill from the acquisitions of Incremental and BE-Terna, amounting to 170 million euros and 295 million euros, respectively (see Note 5).
Additions in the first nine months of 2021 included the goodwill related to the acquisition of Cancom, amounting to 284 million euros.
In August 2021 the closing of the second phase of the agreement of the contract dated June 8, 2020 between Telefónica Germany and Telxius was carried out and the sites corresponding to this phase were sold to ATC (see Note 2). The goodwill assigned amounting to 172 million euros was derecognized.
The amount under "Disposals" of Telefónica Hispam in the first nine months of 2021 corresponded to the goodwill assigned to the agreement for the sale of 60% of InfraCo, SpA by Telefónica Chile amounted to 137 million euros.
The amount under "Disposals" of Telefónica Brasil in the first nine months of 2021 corresponded to the goodwill assigned to the agreement with Caisse de dépôt et placement du Québec, for the construction, deployment and commercialization of a fiber-to-the-home (FTTH) network in Brazil, through a joint venture that was closed in July 2021 (see Note 9).
In order to test for impairment, goodwill was allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

Millions of euros	09/30/2022	12/31/2021
Telefónica Spain	4,291	4,291
Telefónica Brazil	8,168	6,278
Telefónica Germany	4,386	4,386
Telefónica Hispam	1,247	1,166
Colombia	155	154
Ecuador	150	129
Chile	637	622
Peru	278	239
Uruguay	24	20
Others T. Hispam	3	2
Others	850	398
TOTAL	18,942	16,519
"Others" at September 30, 2022 mainly includes the preliminary goodwill from the acquisitions of Incremental and BE-Terna explained above (162 million euros and 295 million euros, respectively, see Note 5), and the goodwill generated on the acquisition of Cancom Ltd in July 2021 (270 million euros at September 30, 2022).
Goodwill is tested for impairment at the end of the year using the business plans of the cash-generating units (CGUs) to which the goodwill is allocated, approved by the Board of Directors of Telefónica. The operating results of the CGUs in the January-September 2022 period do not present deviations with respect to what was contemplated in the current business plans, approved at the end of 2021. However, the conflict in Ukraine has opened a period of high uncertainty and changes in macroeconomic conditions that have been reflected in risk premiums especially during the third quarter, putting upward pressure on discount rates.
The Group has carried out an update of the sensitivity analysis of the impairment test performed at the end of the previous year taking into account available information and the performance of the significant assumptions, including the increase in discount rates. As a result of this sensitivity analysis at September 30, 2022, even though the existing gap as of December 31, 2021 would be reduced, no impairment testing of the goodwill allocated to any of the CGUs has been shown to be necessary. With respect to the goodwill allocated to Telefónica del Perú, for which an impairment of 393 million euros was recorded in 2021, the key assumptions have not materially changed since December 31, 2021, therefore there is not additional impairment as of September 30, 2022.
The analysis in the fourth quarter of the evolution of the energy crisis and the impact on inflation and growth in the main countries in which the Group operates will be fundamental to further refine the current turning point, as well as more information for the markets on the potential pace of interest rate hikes by Central Banks and thus monetary and financial conditions.
The annual impairment test will be carried out at the end of the year, once the new business plans, which at the date of preparation of these interim financial statements are in the process of being prepared, have been approved by the Board of Directors of Telefónica.

Note 8. Property, plant and equipment
The composition and movements in the first nine months 2022 and 2021 of the items comprising net "Property, plant and equipment" are as follows:

January - September 2022
Millions of euros	Balance at 12/31/2021	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Business combinations	Balance at 09/30/2022
Land and buildings	2,660	10	(163)	(18)	45	177	5	2,716
Plant and machinery	17,752	910	(2,806)	(16)	1,298	1,530	27	18,695
Furniture, tools and other items	552	49	(158)	(1)	63	52	4	561
PP&E in progress	1,761	2,013	—	(12)	(1,651)	150	—	2,261
Total PP&E	22,725	2,982	(3,127)	(47)	(245)	1,909	36	24,233

January - September 2021
Millions of euros	Balance at 12/31/2020	Additions (1)	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Business combinations	Business Sale	Balance at 09/30/2021
Land and buildings	2,829	18	(186)	(21)	107	14	2	(84)	2,679
Plant and machinery	18,676	858	(2,975)	(20)	1,363	132	12	(208)	17,838
Furniture, tools and other items	623	38	(173)	(3)	54	4	1	(12)	532
PP&E in progress	1,641	1,705	—	(24)	(1,844)	5	—	(79)	1,404
Total PP&E	23,769	2,619	(3,334)	(68)	(320)	155	15	(383)	22,453
(1) Total additions of property, plant and equipment in until 09/30/2021 amounted to 3,020 million euros, including the additions corresponding to companies held for sale and sold companies during the first nine months of 2021.
The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at September 30, 2022 and December 31, 2021 are as follows:

Balance at September 30, 2022
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	9,405	(6,612)	(77)	2,716
Plant and machinery	95,624	(76,518)	(411)	18,695
Furniture, tools and other items	5,307	(4,730)	(16)	561
PP&E in progress	2,273	—	(12)	2,261
Total PP&E	112,609	(87,860)	(516)	24,233

Balance at December 31, 2021
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	8,624	(5,905)	(59)	2,660
Plant and machinery	86,779	(68,713)	(314)	17,752
Furniture, tools and other items	4,697	(4,133)	(12)	552
PP&E in progress	1,774	—	(13)	1,761
Total PP&E	101,874	(78,751)	(398)	22,725

"Business combinations" in the first nine months of 2022 correspond mainly to the acquisition of property, plant and equipment assets of Oi, amounting to 29 million euros (see Notes 2, 5 and 26).
"Business combinations" in the first nine months of 2021 mainly corresponded to the inclusion of Cancom Ltd in the consolidation perimeter amounting to 15 million euros.
"Transfers and others" in the first nine months of 2021 included the reclassification of property, plant and equipment of Telefónica El Salvador and fiber optic assets of Telefónica Colombia amounting to 70 and 53 million euros respectively, to "Non-current assets and disposal groups held for sale" of the statements of financial position (see Note 27).
“Business sale” in the first nine months of 2021 mainly corresponded to the sales of InfraCo, SpA (see Note 9) and the second phase of the sale of towers by Telefonica Germany (see Note 2) amounting to 158 and 126 million euros, respectively, and the assets associated to Fibrasil following the Caisse de dépôt et placement du Québec (CDPQ) agreement and the sale of two data centers in Spain after the agreement with Nabiax (see Note 9) for a total amount of 36 and 63 million euros, respectively.
"Additions" of CapEx by segment are detailed in Note 4.

Note 9. Associates and joint ventures
The detail of investments accounted for by the equity method and the share of income (loss) of these investments is the following:

	% Holding	Investments accounted for by the equity method		Share of income (loss) of investments accounted for by the equity method
Millions of euros		9/30/2022	12/31/2021	July - September 2022	July - September 2021	January - September 2022	January - September 2021
VMED O2 UK Ltd	50%	11,610	12,129	402	17	540	(48)
Movistar Prosegur Alarmas	50%	263	263	—	2	—	2
FiBrasil Infraestructura e Fibra Ótica, S.A.	50%	78	68	(2)	—	(5)	—
Unsere Grüne Glasfaser	50%	116	53	(15)	(9)	(48)	(16)
Adquira España, S.A.	44.44%	4	4	—	—	—	—
Other companies		10	9	(2)	(1)	(1)	(1)
Joint ventures		12,081	12,526	383	9	486	(63)
Daytona Midco, S.L. (Nabiax)	20%	122	81	(1)	—	—	—
HoldCo Infraco SpA. (Onnet Fibra Chile)	40%	82	76	—	—	(1)	—
Alamo HoldCo S.L. (Onnet Fibra Colombia)	40%	21	—	(7)	—	(8)	—
Internet para todos S.A.C.	54.67%	59	52	—	(1)	(2)	(2)
Telefónica Factoring España, S.A.	50%	6	7	1	1	3	3
Telefónica Factoring do Brasil, Ltda.	50%	2	3	1	1	2	2
Telefónica Factoring Peru, S.A.C.	50%	2	3	1	—	1	1
Telefónica Factoring Colombia, S.A.	50%	1	2	1	1	1	1
Telefónica Factoring México,S.A.de C.V.	50%	1	1	—	—	—	—
Telefónica Factoring Chile, SpA.	50%	—	1	—	—	—	—
Telefónica Factoring Ecuador, S.A.	50%	—	—	—	—	—	—
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A.	50%	19	19	—	—	2	1
Movistar Consumer Finance Colombia SAS	50%	4	1	(1)	—	(2)	—
Other companies		7	1	(2)	(1)	(1)	(1)
Associates		326	247	(7)	1	(5)	5
Total		12,407	12,773	376	10	481	(58)

The detail of the movement in investments accounted for by the equity method in the first nine months of 2022 and 2021 is as follows:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/2021	12,773
Additions	118
Disposals	0
Translation differences and other comprehensive income (loss)	(485)
Income (loss)	481
Dividends	(480)
Balance at 09/30/2022	12,407

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/2020	427
Additions	12,203
Disposals	(5)
Translation differences and other comprehensive income (loss)	23
Income (loss)	(58)
Dividends	(7)
Transfers and others	(1)
Balance at 09/30/2021	12,582

On January 11, 2022, once the corresponding authorizations from the regulatory authorities were obtained and after the fulfilment of certain agreed conditions, the transaction between Colombia Telecomunicaciones S.A. ESP BIC (Telefónica Colombia) and a Colombian company controlled by Kohlberg Kravis Roberts - KKR (Onnet Fibra Colombia S.A.S) for the sale and purchase of certain fiber assets owned by Telefónica Colombia and for the provision of wholesale connectivity services by Onnet Fibra Colombia S.A.S to Telefónica Colombia, the development of activities of deployment of fiber network, and other associated services, was completed. Telefónica Colombia received, as consideration, 187 million U.S. dollars (approximately 165 million euros at the exchange rate at such date) and 40% of the shares of a Spanish company controlled by KKR, Alamo HoldCo S.L., the sole shareholder of Onnet Fibra Colombia S.A.S. (see Note 27). The gain included in "Other income" in the consolidated income statement of the first nine months of 2022 amounted to 183 million euros (see Note 23). Additions in the first nine months of 2022 include the fair value assigned to the 40% of the investment in Alamo HoldCo, S.L. amounting to 28 million euros.
On May 24, 2022, Telefónica Infra, S.L. achieved a 20% stake in Daytona Midco S.L. as a result of the agreement reached on May 7, 2021 with Asterion Industrial Partners ("Asterion") for the contribution to Nabiax (a subsidiary of Asterion) of four data centres owned by the Telefónica Group. Additions in the first nine months of 2022 regarding this transaction amounted to 41 million euros.
Additions in the first nine months of 2022 also include the capital increase of 38 million euros at Unsere Grüne Glasfaser.
Translation differences and other comprehensive income (loss) in the first nine months of 2022 mainly includes the impact of the pound sterling depreciation in the investment in VMO2, amounting to 580 million euros.
In June 2022 and September 2022, a dividend of 125 million pounds sterling (equivalent to 146 million euros) and 290 million pounds sterling (equivalent to 324 million euros), respectively, was received from VMED O2 UK Ltd (see Note 25).
Additions in the first nine months of 2021 mainly included the fair value assigned to the 50% stake in JV VMO2 at the date of incorporation (see Note 2) in the amount of 11,947 million euros.
In July 2021, the sale transaction of 60% of the shares of Infraco, SpA was completed. In additions for the first nine months of 2021, the value of the shareholding after the operation was included, amounting 75 million euros.

Additionally, the value of the 50% stake in Fibrasil at the date of the transaction amounting to 73 million euros was included in additions for the first nine months 2021.
In July 2021, the partial closing of the transaction with Asterion took place, Telefónica obtained 13.94% of the company Daytona Midco S.L. and its subsidiary Digital Data Center Bidco, S.L.U. (Nabiax), registering 81 million euros in additions.
In October 2022, Infraco SpA, a company 40% owned by the Telefónica Group, entered into a purchase agreement with Empresa Nacional de Telecomunicaciones S.A. ("Entel") for the acquisition, upon fulfillment of certain conditions including the approval of competition and regulatory authorities, of the fiber optic assets owned by Entel.

VMO2

Detail of the main items of the statement of financial position and income statement of VMED O2 UK Ltd

Millions of euros	09/30/2022	12/31/2021
Non current assets	48,440	48,779
Current assets	3,688	3,554
Cash and cash equivalents	348	415
Total Assets	52,128	52,333
Non current liabilities	21,448	20,593
Non current financial liabilities	20,015	19,185
Non current lease liabilities	746	885
Other non current liabilities	687	523
Current liabilities	7,584	7,605
Current financial liabilities	3,150	2,841
Current lease liabilities	204	219
Other current liabilities	4,230	4,545
Total Liabilities	29,032	28,198
Equity (100% VMO2)	23,096	24,135
50% Telefónica Group	11,548	12,068
Acquisition costs	62	61
Investments accounted for by the equity method	11,610	12,129

Millions of euros	July - September 22	July - September 21	January - September 2022	June 1 - September 30 2021
Revenues	3,017	3,033	9,013	4,026
Other operating income	137	111	398	147
Operating expenses	(2,059)	(2,082)	(6,091)	(2,758)
OIBDA	1,095	1,062	3,320	1,415
Amortizations	(1,040)	(997)	(3,105)	(1,342)
Operating income	55	65	215	73
Share of income (loss) of investments accounted for by the equity method	—	—	1	—
Financial income	7	4	16	6
Financial expenses	(267)	(210)	(724)	(276)
Realised and unrealised gains on derivative instruments, net (1)	2,397	423	4,078	579
Foreign currency transaction losses, net	(1,076)	(245)	(2,234)	(485)
Net financial expense	1,061	(28)	1,136	(176)
Result before taxation	1,116	37	1,352	(103)
Taxes	(318)	(18)	(359)	(9)
Result for the period (100% VMO2)	798	19	993	(112)
50% attributable to Telefónica Group	399	9	497	(56)
Share-based compensation (2)	3	8	11	8
Other adjustments	—	—	32	—
Share of income (loss) of investments accounted for by the equity method	402	17	540	(48)
Other comprehensive income (100% VMO2)	27	8	108	16
(1) VMO2 entered into various derivative instruments to manage interest rate exposure and foreign currency exposure. Generally, VMO2 does not apply hedge accounting to its derivative instruments. Accordingly, changes in the fair values of most of its derivatives are recorded in the finance results of its consolidated income statement.
(2) Amount related to incentive awards held by certain employees of VMO2 associated with ordinary shares of Liberty Global and Telefónica. Share-based compensation expense is included in Operating expenses in the consolidated income statement of VMO2.
Commitments

Millions of euros	2022	2023	2024	2025	2026	2027	Thereafter	Total
Purchase commitments	521	641	171	70	52	49	40	1,544
Programming commitments	176	700	608	448	438	415	204	2,989
Network and connectivity commitments	466	384	54	35	24	20	201	1,184
Other commitments	98	267	264	263	265	124	16	1,297
Total commitments VMO2 (100%)	1,261	1,992	1,097	816	779	608	461	7,014

Breakdown of balances and transactions of Group companies with VMO2

The breakdown of balances and transactions related to associates and joint ventures recognized with VMO2 in the consolidated statement of financial position and consolidated income statement is as follows:

Millions of euros	09/30/2022	12/31/2021
Receivables from associates and joint ventures for current operations	66	54
Payables to associates and joint ventures	131	259

	July - September		January - September
Millions of euros	2022	2021	2022	2021
Revenue from operations with associates and joint ventures	39	27	100	37
Expenses from operations with associates and joint ventures	16	—	47	—

"Payables to associates and joint ventures" mainly includes at September 30, 2022 the obligation in relation to the O2 UK pension plans arising as a result of the incorporation of VMED O2 UK Ltd amounting to 112 million pounds sterling, 127 million euros at closing exchange rate of September 2022 (213 million pounds sterling, 253 million euros at closing exchange rate, at December 31, 2021, see Note 19).

Breakdown of balances and transactions with associates and joint ventures

The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and consolidated income statements is as follows:

	9/30/2022			12/31/ 2021
Millions of euros	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Credits and other financial assets to associates and joint ventures	270	14	284	87	10	97
Receivables from associates and joint ventures for current operations (Note 14)	49	102	151	34	87	121
Long-term contractual liabilities from associates and joint ventures	79	51	130	—	31	31
Payables to associates and joint ventures (Note 19)	55	142	197	72	272	344
Short-term contractual liabilities from associates and joint ventures	6	23	29	—	8	8

	January - September 2022			January - September 2021
Millions of euros	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Revenue from operations with associates and joint ventures	147	204	351	35	179	214
Expenses from operations with associates and joint ventures	145	93	238	50	2	52
Financial income with associates and joint ventures	9	1	10	1	—	1
Financial expenses with associates and joint ventures	7	—	7	—	—	—

	July - September 2022			July - September 2021
Millions of euros	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Revenue from operations with associates and joint ventures	61	75	136	28	50	78
Expenses from operations with associates and joint ventures	52	36	88	37	2	39
Financial income with associates and joint ventures	4	—	4	1	—	1
Financial expenses with associates and joint ventures	6	—	6	—	—	—

"Credits and other financial assets to associates and joint ventures" at September 30, 2022 includes 170 million euros of loans granted by Colombia Telecomunicaciones, S.A. ESP BIC to the associate company Álamo Holdco, S.L. and it subsidiary Onnet Fibra Colombia SAS. Additionally, this line includes 100 million euros corresponding to the subordinated debt granted by Telefónica Chile to the associate company Infraco, SpA. generated by the sale of 40% of the fiber optic business (87 million euros as of December 31, 2021).
"Revenue from operations with associates and joint ventures" in the first nine months of 2022 mainly includes 66 million euros corresponding to the transactions of the Group with the associate company Infraco SpA (26 million euros in the first nine months of 2021) and 73 million euros with the associate company Álamo Holdco, S.L. In 2021 included 98 million euros corresponding to the transactions of the Group with the joint venture Tesco Mobile Ltd. from January 1, to the date of the incorporation of VMO2.
"Expenses from operations with associates and joint ventures" in the first nine months of 2022 mainly includes 88 million euros corresponding to the transactions of the Group with the associate company Infraco SpA (25 million euros in the first nine months of 2021) and 28 million euros with the associate company Álamo Holdco, S.L.

Note 10. Related parties

Significant shareholders
The significant shareholders of the Company are Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), CaixaBank, S.A. and BlackRock, Inc.
Based on the information provided by CaixaBank, S.A. to the CNMV on September 30, 2022, the shareholding of CaixaBank, S.A. in Telefónica’s share capital were 3.49%.
Based on the information provided by BBVA for the 2021 Annual Report on Corporate Governance, as updated per the share capital of Telefónica, S.A. as of September 30, 2022, the shareholding of BBVA in Telefónica’s share capital were 4.99%. Likewise, and according to the aforementioned information provided by BBVA, the percentage of economic rights attributed to Telefónica, S.A. shares owned by BBVA amounted to 5.23% of the Company's share capital.
Based on the information notified by Blackrock, Inc to the CNMV on March 31, 2020, as updated per the share capital of Telefónica, S.A. as of September 30, 2022, the shareholding of Blackrock, Inc in Telefónica’s share capital were 4.48%. Based on the Schedule 13G/A filed with the SEC, on October 7, 2022, BlackRock, Inc. beneficially owned 4.96% of Telefónica, S.A. shares and 4.49% of voting rights.
During the first nine months of 2022 and 2021 the Group did not carry out any significant transactions with Blackrock, Inc., other than the dividends paid corresponding to its stake.
At September 30, 2022, Telefónica holds a 0.73 % stake (0.66% at September 30, 2021) in the share capital of Banco Bilbao Vizcaya Argentaria, S.A.
In addition, the nominal value of outstanding derivatives held by Telefónica, S.A. with BBVA and Caixabank in the first nine months of 2022 amounted to 4,812 and 264 million euros, respectively (10,452 million euros held with BBVA and 555 million euros held with Caixabank in the first nine months of 2021). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The net fair value of these same derivatives in the statement of financial position as of September 30, 2022 is 390 and 62 million euros, respectively (292 and 16 million euros, respectively, as of September 30, 2021).
At September 30, 2022 there were collateral net guarantees (liabilities) of certain derivatives with BBVA amounting to 279 million euros (234 million euros at September 30, 2021) and 62 million euros (14 million euros at September 30, 2021 2021) with Caixabank.
In 2021, Movistar Fusión + Terminal offer came into force, a portfolio that included a handset on a rental basis. To provide this facility to the customer, the purchase of these terminals was established with Caixabank. The impacts from January to September 2022 with Caixabank are: purchase of goods for new contracts (344 million euros), payment commitments (accounts payable for outstanding installments) amounting to 435 million euros and financial expenses (12 million euros).
Likewise, other equipment rental operations were carried out with Caixabank at customer's home. The impacts from January to September 2022 are: purchases of assets corresponding to rights of use (55 million euros), payment commitments (lease liabilities) in the amount of 99 million euros and financial expenses (2 million euros).
The Telefónica Group has a 50% interest in Telefónica Factoring España and its subsidiaries in Brazil, Peru, Colombia, Mexico, Chile and Ecuador, accounted for by the equity method (see Note 9), in which BBVA and Caixabank have minority interests.
The balances as of September 30, 2022 and December 31, 2021, and the transactions carried out in the first nine months of 2022 and 2021 of Telefónica Group companies with the aforementioned associates and joint ventures in which BBVA and Caixabank hold interests are shown below:

Millions of euros	09/30/2022	12/31/2021
Receivables from associates and joint ventures for current operations	7	6
Payables to associates and joint ventures	6	36

	July - September		January - September
Millions of euros	2022	2021	2022	2021
Revenue from operations with associates and joint ventures	2	2	9	8
Expenses from operations with associates and joint ventures	2	2	6	7
Finance cost from operations with associates and joint ventures	—	—	1	—
On July 21, 2022, Telefónica, S.A. and CaixaBank Payments and Consumer E.F.C., E.P., S.A. incorporated the company Telefónica Renting, S.A. 50% each. This company is controlled by Caixabank.

Note 11. Changes in equity and shareholder remuneration
Share capital
The Board of Directors of Telefónica, S.A. at its meeting held on April 8, 2022, resolved to carry out the implementation of the share capital reduction through the cancellation of own shares approved by the Annual General Shareholders’ Meeting held on April 8, 2022.
The share capital of Telefónica, S.A. was reduced in the amount of 139,275,057 euros, through the cancellation of 139,275,057 own shares of the Company held as treasury stock, with a nominal value of one euro each. The share capital of the Company resulting from the reduction was set at 5,639,772,963 euros corresponding to 5,639,772,963 shares with a nominal value of one euro each. Related to the capital reduction the share premium was reduced in 409 million euros.
The reduction does not entail the return of contributions to the shareholders since the Company is the owner of the cancelled shares. The reduction was carried out with a charge to unrestricted reserves, through the provision of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 139,275,057 euros), which may only be used in compliance with the same requirements as those established for the reduction of share capital, by application of the provisions of section 335. c) of the Spanish Companies Act. Accordingly, as laid down in such section, the creditors of the Company will not have the right to oppose the reduction mentioned in section 334 of the Spanish Companies Act in connection with the share capital reduction.
On April 22, 2022, the deed relating to the share capital reduction was registered in the Commercial Registry of Madrid.
On June 24, 2022 the deed of capital increase amounting to 135,464,591 euros, divided into 135,464,591 ordinary shares, with a nominal value of 1 euro each, and issued against reserves as part of the scrip dividend, was filed in the Madrid Commercial registry. Following the share capital increase, the share capital was set up at 5,775,237,554 euros.
Dividends
Approval was given at the General Shareholders’ Meeting of April 8, 2022 to pay a dividend in two tranches. The first tranche through a scrip dividend amounting to approximately 0.15 euros per share took place on June 2022 and consist on the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments, following a specific calculation mechanism which might result in variations of the amount. The second tranch amounting to approximately 0.15 euros per share is envisaged will take place in December 2022, after the adoption of the corresponding corporate resolutions.
At its meeting held on May 25, 2022, the Executive Commission of Telefónica, S.A. Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 25.54% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. The payment to these shareholders was made on June 16, 2022. The gross impact of this dividend amounts to 213 million euros.
On the other hand, the shareholders of 74.46% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued on June 24, 2022 in the capital increase was 135,464,591 shares with a nominal value of 1 euro each.
Approval was given at the General Shareholders’ Meeting of April 23, 2021 to pay a scrip dividend amounting to approximately 0.35 euros per share in two tranches, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments, following a specific calculation mechanism which might result in variations of the amount. The distribution of the first tranch, amounting approximately 0.20 euros per share, took place in June of 2021 and the second tranch amounting approximately 0.15 euros per share took place in December 2021, after the adoption of the corresponding corporate resolutions.

At its meeting held on May 26, 2021, the Executive Commission of Telefónica, S.A. Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 28.53% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment to these shareholders was made on June 17, 2021. The gross impact of this dividend amounts to 308 million euros.
On the other hand, the shareholders of 71.47% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued after June 22, 2021 in the capital increase was 194,518,911 shares with a nominal value of 1 euro each.
The Executive Commission of Telefónica, S.A. Board of Directors meeting of November 3, 2021 agreed the implementation of the second capital increase with charge to reserves related to the shareholder compensation by means of a scrip dividend. Thus, each shareholder received 1 free allotment right for each Telefónica share held and such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 34.98% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment was made on December 17, 2021 and had an impact in equity amounting to 292 million euros.
On the other hand, the shareholders of 65.02% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued on December 23, 2021 in the capital increase was 140,994,513 shares with a nominal value of 1 euro each.

Other equity instruments

The characteristics of the undated deeply subordinated securities, the detail of the tender offer and the amounts repurchased in the operation and the amounts amortized in advance, are the following (millions of euros):

Issue date	Annual Fix	Variable	Exercisable by issuer	12/31/2021	Tender Offer	Amount repurchased	Redemption	9/30/2022
11/24/2021	2.875%	from 05/24/28 rate SWAP + spread incremental	2028	750	—	—	—	750
02/12/2021	2.376%	from 05/12/29 rate SWAP + spread incremental	2029	1,000	—	—	—	1,000
02/05/2020	2.502%	from 05/05/27 rate SWAP + spread incremental	2027	500	—	—	—	500
09/24/2019	2.875%	from 09/24/27 rate SWAP + spread incremental	2027	500	—	—	—	500
03/14/2019	4.375%	from 03/14/25 rate SWAP + spread incremental	2025	1,300	—	—	—	1,300
03/22/2018	3%	from 12/04/23 rate SWAP + spread incremental	2023	824	—	—	—	824
	3.875%	from 09/22/26 rate SWAP + spread incremental	2026	1,000	—	—	—	1,000
12/07/2017	2.625%	from 06/07/23 rate SWAP + spread incremental	2023	676	—	—	—	676
03/31/2014	5.875%	from 03/31/24 rate SWAP + spread incremental	2024	1,000	—	—	—	1,000
				7,550				7,550

In the first nine months of 2022, the payment of the coupons related to the undated deeply subordinated securities issued in previous years, impacted by the tender offer, amounted to an aggregate amount, net of tax effect, of 171 million euros, with a balancing entry on “Retained earnings” in the consolidated statements of changes in equity (208 million euros in the first nine months of 2021). The payments in 2022 have not been impacted by the premium of tender offers (the impact in the first nine months of 2021 amounted to 41 million euros).

Translation differences

The breakdown of the accumulated contribution of translation differences attributable to equity holders of the parent at the end of the indicated period is as follows:

Millions of euros	09/30/2022	12/31/2021
Brazilian real	(13,351)	(15,292)
Bolivar fuerte	(3,727)	(3,755)
Pound Sterling	(277)	309
Argentine peso	(1,112)	(1,702)
Other currencies	(1,130)	(1,452)
Total Group	(19,597)	(21,892)

Treasury shares

The following transactions involving treasury shares were carried out in the nine months ended September 30, 2022 and 2021:

Number of shares
Treasury shares at 12/31/2021	139,329,370
Acquisitions	65,930,283
Scrip dividend	563,415
Employee share option plan	(3,014,224)
Capital amortization	(139,275,057)
Sales	(411,681)
Treasury shares at 09/30/2022	63,122,106

Number of shares
Treasury shares at 12/31/2020	98,231,380
Acquisitions	67,179,860
Scrip dividend	1,536,656
Employee share option plan	(4,176,575)
Capital amortization	(82,896,466)
Treasury shares at 09/30/2021	79,874,855
Treasury shares in portfolio at September 30, 2022 are directly held by Telefónica, S.A. and represent 1.09% of its share capital.
The Company also has different derivative instruments, to be settled by offset, on a nominal value equivalent to 193 million of Telefónica shares recorded in the statement of financial position at September 30, 2022 in accordance with their maturity date and fair value.
As of September 30, 2021 the Company maintained derivative financial instruments subject to net settlement on a notional equivalent of 185 million of Telefónica shares.

Equity attributable to non-controlling interests
“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in the nine months ended September 30, 2022 and 2021 are as follows:

Millions of euros	Balance at 12/31/21	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 09/30/22
Telefônica Brasil, S.A.	3,106	—	(43)	(163)	141	607	(1)	3,647
Telefónica Deutschland Holding, A.G.	2,353	—	(39)	(161)	31	—	41	2,225
Colombia Telecomunicaciones, S.A., ESP	409	—	—	(7)	(3)	—	4	403
Telefónica Centroamericana Inversiones, S.L.	42	—	(44)	—	—	—	—	(2)
Telxius Telecom, S.A.	546	—	—	—	41	39	(25)	601
Other	21	—	2	—	(1)	7	(5)	24
Total	6,477	—	(124)	(331)	209	653	14	6,898

Millions of euros	Balance at 12/31/20	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 09/30/21
Telefônica Brasil, S.A.	3,106	—	(49)	(142)	163	28	1	3,107
Telefónica Deutschland Holding, A.G.	2,346	—	(40)	(165)	198	—	10	2,349
Colombia Telecomunicaciones, S.A., ESP	408	—	—	—	(7)	(19)	21	403
Telefónica Centroamericana Inversiones, S.L.	55	—	—	—	(16)	3	(2)	40
Telxius Telecom, S.A.	1,089	—	—	—	2,100	6	(9)	3,186
Other	21	—	1	(2)	3	(1)	1	23
Total	7,025	—	(88)	(309)	2,441	17	22	9,108

The profit attributable to non-controlling interests of Telxius Telecom in the first nine months of 2021 is mainly due to the gain from the sale of the towers divisions of Europe and Latin America (see Note 2).

Note 12. Financial assets and other non-current assets

The breakdown of financial assets and other non-current assets of the Telefónica Group at September 30, 2022 and December 31, 2021 is as follows:

Millions of euros	09/30/2022	12/31/2021
Non-current financial assets (Note 15)	7,566	6,361
Investments	442	479
Long-term receivables for indirect taxes	318	299
Other long-term credits	1,012	890
Deposits and guarantees	979	1,254
Trade receivables	960	752
Receivables for subleases	22	27
Impairment of trade receivables	(135)	(112)
Derivative financial assets (Note 17)	3,968	2,772
Other non-current assets	1,480	986
Contractual assets	353	209
Deferred expenses	806	555
Prepayments	321	222
Total	9,046	7,347

Note 13. Inventories

The breakdown of financial assets and other non-current assets of the Telefónica Group at September 30, 2022 and December 31, 2021 is as follows:

Millions of euros	9/30/2022	12/31/2021
Audiovisual rights, handsets and other inventories	1,901	1,786
Inventories impairment provision	(33)	(37)
Inventories	1,868	1,749

Note 14. Receivables and other current assets

The detail of receivables and other current assets of the Telefonica Group at September 30, 2022 and December 31, 2021 is as follows:

Millions of euros	09/30/2022	12/31/2021
Receivables (Note 15)	7,432	6,903
Trade receivables	9,844	8,926
Impairment of trade receivables	(2,984)	(2,531)
Receivables from associates and joint ventures (Note 9)	151	121
Other receivables	421	387
Other current assets	1,891	1,384
Contractual assets	183	133
Capitalized costs	842	668
Prepayments	866	583
Total	9,323	8,287
In the first nine months of 2022 the impact of impairment of trade receivables in the consolidated income statement (see Note 23) amounted to 529 million euros (497 million euros in the first nine months of 2021).
The detail of the age of the accounts receivable balances from customers and their corrections for impairment at September 30, 2022 and December 31, 2021 is as follows:

Millions of euros	09/30/2022		12/31/2021
	Trade receivables	Impairment	Trade receivables	Impairment
Unbilled receivables	2,520	(10)	2,316	(16)
Amount not overdue invoiced	2,913	(135)	2,976	(114)
Less than 90 days	1,119	(158)	893	(141)
Between 90 and 180 days	367	(145)	333	(125)
Between 180 and 360 days	584	(402)	416	(306)
More than 360 days	2,341	(2,134)	1,992	(1,829)
Total	9,844	(2,984)	8,926	(2,531)

Note 15. Breakdown of financial assets by category
The breakdown of financial assets of the Telefónica Group at September 30, 2022 and December 31, 2021 is as follows:

September 30, 2022
	Fair value through profit or loss		Fair value through other comprehensive income			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Debt instru-ments	Equity instru-ments	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets (Note 12)	436	—	310	401	3,583	417	4,313	—	2,836	7,566	7,566
Investments	41	—	—	401	—	335	107	—	—	442	442
Credits and other financial assets	10	—	72	—	—	82	—	—	1,248	1,330	1,330
Deposits and guarantees	—	—	—	—	—	—	—	—	979	979	979
Derivative instruments	385	—	—	—	3,583	—	3,968	—	—	3,968	3,968
Trade receivables	—	—	238	—	—	—	238	—	722	960	825
Trade receivables for subleases	—	—	—	—	—	—	—	—	22	22	22
Impairment of trade receivables	—	—	—	—	—	—	—	—	(135)	(135)	—
Current financial assets	500	—	859	—	792	127	2,024	—	15,589	17,740	17,740
Trade receivables (Note 14)	—	—	837	—	—	—	837	—	9,579	10,416	7,432
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(2,984)	(2,984)	—
Other financial assets	500	—	22	—	792	127	1,187	—	1,719	3,033	3,033
Cash and cash equivalents	—	—	—	—	—	—	—	—	7,275	7,275	7,275
Total	936	—	1,169	401	4,375	544	6,337	—	18,425	25,306	25,306

At September 30, 2022, there were non-current deposits related to the collateral guarantees (CSA) on derivatives signed by Telefónica, S.A. and its counterparties for the credit risk management of derivatives amounting to 156 million euros in the long term (564 million euros at December 31, 2021) and 316 million euros in the short term (150 million euros at December 31, 2021) of which no amount refers to financial swaps in currency (279 million euros at December 31, 2021).
In addition, 92,669 bonds issued by Telefónica Emisiones, S.A.U. are deposited in a securities account of Telefónica S.A. linked to these collateral contracts as guarantee for a nominal amount of 103 million euros (166,678 bonds for a nominal amount of 173 million euros at December 31, 2021).
The calculation of the fair values of the Telefónica Group's debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group's bonds and credit derivatives.

December 31, 2021
	Fair value through profit or loss		Fair value through other comprehensive income			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Debt instru-ments	Equity instru-ments	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets (Note 12)	506	—	269	452	2,301	380	3,148	—	2,833	6,361	6,361
Investments	27	—	—	452	—	372	107	—	—	479	479
Credits and other financial assets	8	—	—	—	—	8	—	—	1,181	1,189	1,189
Deposits and guarantees	—	—	—	—	—	—	—	—	1,254	1,254	1,254
Derivative instruments	471	—	—	—	2,301	—	2,772	—	—	2,772	2,772
Trade receivables	—	—	269	—	—	—	269	—	483	752	640
Trade receivables for subleases	—	—	—	—	—	—	—	—	27	27	27
Impairment of trade receivables	—	—	—	—	—	—	—	—	(112)	(112)	—
Current financial assets	218	1	956	—	908	160	1,923	—	17,235	19,318	19,318
Trade receivables (Note 14)	1	—	917	—	—	—	918	—	8,516	9,434	6,903
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(2,531)	(2,531)	—
Other current financial assets	217	1	39	—	908	160	1,005	—	2,670	3,835	3,835
Cash and cash equivalents	—	—	—	—	—	—	—	—	8,580	8,580	8,580
Total	724	1	1,225	452	3,209	540	5,071	—	20,068	25,679	25,679

Note 16. Financial liabilities

The composition of issues, loans and other payables, and derivative instruments, by category at September 30, 2022 and December 31, 2021 is as follows:

September 30, 2022
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	34,522	34,522	31,206
Loans and other payables	—	—	—	—	—	—	5,034	5,034	4,792
Derivative instruments	1,625	—	1,324	—	2,949	—	—	2,949	2,949
Total financial liabilities	1,625	—	1,324	—	2,949	—	39,556	42,505	38,947

December 31, 2021
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	35,408	35,408	39,412
Loans and other payables	—	—	—	—	—	—	4,693	4,693	4,656
Derivative instruments	524	—	1,670	6	2,188	—	—	2,194	2,194
Total financial liabilities	524	—	1,670	6	2,188	—	40,101	42,295	46,262
Part of the amount owed by the Telefónica Group includes adjustments to amortized cost at September 30, 2022 and December 31, 2021 as a result of fair value interest rate and exchange rate hedges.

The valuation techniques and the variables used for the fair value measurement of financial instruments are the same as those used for the elaboration of the annual consolidated financial statements for 2021.

Net financial debt as of September 30, 2022 includes a positive value of the derivatives portfolio for a net amount of 2,197 million euros (Note 17). In this amount, a positive value of 1,961 million euros is due to hedges (cross currency swaps) to transfer financial debt issued in foreign currency to local currency (a positive value of 1,573 million euros and a positive value of 188 million euros due to hedges at December 31, 2021).

The Group entered into agreements to extend payment terms with various suppliers, or with factoring companies when such payments are discounted. The corresponding amount pending payment is recognized in “Loans and other payables” (4 million euros as of September 30, 2022 and 36 million euros as of December 31, 2021). The heading “Financed operating payments and investments in property, plant and equipment and intangible assets payments”, in the “Net cash used in financing activities” flow of the consolidated statement of cash flow (see Note 25) amounted to 538 million euros (147 million euros in the first nine months of 2021) and included the payments related to financed spectrum licenses amounting to 501 million euros (64 million euros in the same period of 2021) and payments to suppliers or with factoring companies with extended terms amounting to 37 million euros (83 million euros in the first nine months of 2021).

As of September 30, 2022, the Telefónica Group presented undrawn committed credit facilities arranged with banks for an amount of 11,811 million euros (of which 11,414 million euros maturing in more than twelve months).

The description of the main issues or redemptions in the first nine months of 2022 is as follows (in millions):

Issuer	ISIN Code	Issue / Redemption	Type of security	Transaction date	Nominal amount (million)	Issue currency	Equivalent (millions euros)	Interest rate	Listing Market
Telefónica Emisiones, S.A.U.	XS2197675288	Issue	Bond	04/05/2022	100	EUR	100	1.864%	Dublin
Telefónica Emisiones, S.A.U.	XS2484587048	Issue	Bond	05/25/2022	1,000	EUR	1,000	2.592%	Dublin
Telefónica Brasil, S.A.	BRVIVTDBS093	Issue	Debentures	07/14/2022	2,000	BRL	380	1.35% CDI	Sao Paulo
Telefónica Brasil, S.A.	BRVIVTDBS085	Issue	Debentures	07/14/2022	1,500	BRL	285	1.12% CDI	Sao Paulo
Telefónica Emisiones, S.A.U.	XS1394777665	Redemption	Bond	04/13/2022	(874)	EUR	(874)	0.750%	Dublin
Telefónica Emisiones, S.A.U.	XS1069430368	Redemption	Bond	05/27/2022	(938)	EUR	(938)	2.242%	Dublin
Telefónica Brasil, S.A.	BRVIVTDBS069	Redemption	Debentures	02/08/2022	(1,000)	BRL	(166)	108.25% CDI	Sao Paulo
Telefónica, S.A.	various	Redemption	Promissory Note	various	(30)	EUR	(30)	(0.475)%	n/a
Telefónica Europe, B.V.	various	Issue	Commercial Paper	various	1,306	EUR	1,306	(0.244)%	n/a
Telefónica Europe, B.V.	various	Redemption	Commercial Paper	various	(2,079)	EUR	(2,079)	(0.474)%	n/a
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V.
Interest-bearing debt arranged in the first nine months of 2022 includes mainly the following:

Description	Limit 09/30/2022 (million euros)	Currency	Outstanding balance 09/30/2022 (million euros)	Arrangement date	Maturity date	Drawndown January-September 2022 (million euros)	Repayment January-September 2022 (million euros)
Telefónica, S.A.
Syndicated (1)	5,500	EUR	—	3/15/2018	1/13/2027	—	—
Bilateral Loan	150	EUR	—	9/26/2022	12/31/2032	—	—
Telefónica Brasil, S.A.
Bilateral loan	—	USD	218	4/4/2022	9/28/2023	218
Telxius Telecom, S.A.
Syndicated	300	EUR	214	12/1/2017	12/1/2024	100	(70)
Colombia Telecomunicaciones S.A. ESP
Bilateral loan (2)	—	USD	—	3/24/2020	1/26/2022	—	(117)

(1) On January 13, 2022 there was maturity extension of the syndicated loan for EUR 5,500 million. The loan has a two annual extension options at Telefónica, S.A. request with a maturity maximum up to 2029.
(2) On January 26, 2022 there was an early repayment for USD 132 million of the bilateral loan originally scheduled to mature in 2023.

Note 17. Derivative financial instruments

The net position of the derivatives arranged of the Telefónica Group at September 30, 2022 and December 31, 2021 is as follows:

Millions of euros	09/30/2022	12/31/2021
Non-current asset derivatives (Note 12)	3,968	2,772
Current asset derivatives	1,178	995
Non-current liability derivatives (Note 16)	(1,970)	(1,835)
Current liability derivatives (Note 16)	(979)	(359)
Net asset position	2,197	1,573

The variation at September 30, 2022 represents an increase of 624 million euros in net assets due to the rise in interest rates and the evolution of the exchange rate, mainly of the dollar and euro. Both changes in exchange rates and changes in interest rates on fair value hedges are mostly offset by a similar and opposite impact on hedge accounting of the issuances and loans in dollar and euro currency of the Telefónica Group.

Note 18. Payables and other non-current liabilities

The breakdown of "Payables and other non-current liabilities" of the Telefónica Group at September 30, 2022 and December 31, 2021 is as follows:

Millions of euros	09/30/2022	12/31/2021
Payables	1,980	1,733
Trade payables	377	236
Debt for spectrum acquisition	1,470	1,361
Other payables	133	136
Other non-current liabilities	1,680	1,356
Contractual liabilities	928	829
Deferred revenue	196	217
Tax payables	556	310
Total	3,660	3,089

"Debt for spectrum acquisition" as of September 30, 2022 and December 31, 2021, is detailed below:

Millions of euros	09/30/2022	12/31/2021
T. Spain	80	79
Colombia Telecomunicaciones	95	—
T. Brazil	320	292
T. Germany	975	990
Total	1,470	1,361

Note 19. Payables and other current liabilities

The breakdown of "Payables and other current liabilities" of the Telefónica Group at September 30, 2022 and December 31, 2021 is as follows:

Millions of euros	09/30/2022	12/31/2021
Payables	12,362	11,872
Trade payables	7,771	6,982
Payables to suppliers of property, plant and equipment	2,606	2,752
Debt for spectrum acquisition	264	569
Other payables	1,207	997
Dividends pending payment	317	228
Payables to associates and joint ventures (Note 9)	197	344
Other current liabilities	1,408	1,338
Contractual liabilities	1,035	958
Deferred revenue	97	115
Advances received	276	265
Total	13,770	13,210
Payables to associates and joint ventures at September 30, 2022 includes the obligation in relation to the O2 UK pension plans arising as a result of the incorporation of VMED O2 UK, Ltd amounting to 112 million pounds sterling, 127 million euros at closing exchange rate of September 2022 (213 million pounds sterling at December 31, 2021, 253 million euros at closing exchange rate of 2021, see Note 9).

"Debt for spectrum acquisition" as of September 30, 2022 and December 31, 2021, is detailed below:

Millions of euros	09/30/2022	12/31/2021
T. Germany	108	107
Colombia Telecomunicaciones	19	5
T. Brazil	126	434
T. España	7	7
Others	4	16
Total	264	569

Note 20. Provisions

The detail of provisions at September 30, 2022 and December 31, 2021 is as follows:

	09/30/2022			12/31/2021
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	887	4,238	5,125	1,003	5,395	6,398
Termination plans	149	324	473	254	374	628
Post-employment defined benefit plans	8	263	271	8	400	408
Other benefits	730	3,651	4,381	741	4,621	5,362
Desmantling of assets	115	465	580	25	552	577
Other provisions	637	1,952	2,589	413	1,715	2,128
Total	1,639	6,655	8,294	1,441	7,662	9,103

Note 21. Leases

The movement of rights of use is as follows:

Millions of euros	Rights of use
Balance at 12/31/2021	7,579
Additions	1,925
Amortization	(1,587)
Disposals	(46)
Business combinations	107
Translation differences and hyperinflation	471
Transfers and others	6
Balance at 09/30/2022	8,455

Millions of euros	Rights of use
Balance at 12/31/2020	4,982
Additions (*)	1,279
Amortization (*)	(1,175)
Business combinations	18
Disposals	(106)
Sale of the towers division of Telxius	2,500
Translation differences and hyperinflation	18
Transfers and others	(50)
Balance at 09/30/2021	7,466
(*) Excluding impacts of T. Costa Rica, T. UK and the towers division of Telxius.

The "Business combinations" at September 30, 2022 mainly correspond to the acquisition of rights of use of Oi for 101 million euros (see Note 5).

"Sale of the towers division of Telxius" in the first nine months of 2021 included the rights of use that the Group had with the companies of Telxius that were sold to ATC (see Note 2), that emerged after the sale, amounting to 2,633 million euros, and also includes the derecognition of rights of use with third parties corresponding to the second phase of the sale agreement between Telefónica Germany and Telxius in the amount of 133 million euros.

The detail by nature of the rights of use at September 30, 2022 and December 31, 2021 is as follows:

Millions of euros	09/30/2022	12/31/2021
Rights of use on land and natural properties	898	793
Rights of use on buildings	4,303	3,561
Rights of use on plant and machinery	3,039	3,024
Other rights of use	212	201
Advance payments for rights of use	3	—
Total	8,455	7,579

The movement of lease liabilities is as follows:

Millions of euros	Lease liabilities
Balance at 12/31/2021	8,070
Additions	1,969
Principal and interests payments	(1,719)
Principal payments (Note 25)	(1,458)
Interest payments	(261)
Business combinations	120
Disposals	(49)
Accrued interests	286
Translation differences	494
Transfers and others	25
Balance at 09/30/2022	9,196

Millions of euros	Lease liabilities
Balance at 12/31/2020	5,294
Additions (*)	1,302
Sale of the towers division of Telxius	2,650
Principal and interests payments (*)	(1,312)
Principal payments (Note 25)	(1,148)
Interest payments	(164)
Disposals	(174)
Accrued interests (*)	177
Translation differences	(3)
Transfers and others	(6)
Balance at 09/30/2021	7.928
(*) Excluding impacts of T. Costa Rica, T. UK and the towers division of Telxius.

The "Business combinations" for September 30,2022 includes 114 million euros of lease liabilities related to the acquisition of the mobile assets of Oi (see Note 5).

"Sale of the towers division of Telxius" in the first nine months of 2021 mainly included the lease liabilities that the Group had with the companies of Telxius that were sold to ATC (see Note 2), that emerged after the sale, amounting to 2,775 million euros, and also included the derecognition of lease liabilities with third parties corresponding to the second phase of the sale agreement between Telefónica Germany and Telxius in the amount of 125 million euros.

Note 22. Average number of Group employees

The average number of Group employees in the first nine months of 2022 and 2021 is as follows:

Average number of employees	January - September 2022	January - September 2021
Males	63,010	67,429
Females	39,305	41,439
Total	102,315	108,868

These figures include in the first nine months of 2021 the average number of employees of Telefónica United Kingdom amounting to 3,845 people and the average number of employees of the towers divisions of Telxius amounting to 148 people. As explained in Note 2, Telefónica United Kingdom and the telecommunications towers division of Telxius located in Europe are excluded from the scope of consolidation of the Group from June 1, 2021, and the telecommunications towers division of Telxius located in Latin America is excluded from the scope of consolidation of the Group from June 3, 2021.

In the first nine months of 2022, the average number of employees of Telefónica Tech UK & Ireland, Ltd. (acquired in July 29, 2021) and Incremental (see Note 5) amounted to 614 and 405 people, respectively.

As of June 2022, the BE-Terna Group (see Note 5) employees have been included, which at the end of September amounted to 1,020 people.

Note 23. Other income and Other expenses

Other income
The breakdown of “Other income” is as follows:

	July - September		January - September
Millions of euros	2022	2021	2022	2021
Own work capitalized	201	172	569	577
Gain on disposal of businesses	—	761	205	10,962
Gain on disposal of property, plant and equipment	145	73	445	180
Gain on disposal of intangible assets	—	—	—	6
Government grants	5	2	11	9
Other operating income	107	136	297	285
Total	458	1,144	1,527	12,019

"Gain on disposal of businesses" in the nine months of 2022 mainly included the gain from the fiber sale operation in Colombia, amounting to 183 million euros (see Note 9).
"Gain on disposal of businesses" in the first nine months of 2021 mainly included the gain from the sale of the towers divisions of Telxius amounting to 6,099 million euros, and the gain generated in the incorporation of VMED O2 Ltd amounting to 4,408 million euros (see Note 2).

"Gain on disposal of property, plant and equipment" includes gains on sale and leaseback transactions amounting to 318 million euros in January-September 2022 (50 million euros in January-September 2021).
Other expenses
The breakdown of “Other expenses” is as follows:

	July - September		January - September
Millions of euros	2022	2021	2022	2021
Leases included in "Other expenses" (1)	27	20	77	55
External services	2,281	2,062	6,602	6,490
Taxes other than income tax	200	220	660	470
Impairment of trade receivables	174	151	529	497
Losses on disposal of fixed assets and changes in provisions for fixed assets	22	46	43	71
Other operating expenses	91	85	185	334
Total	2,795	2,584	8,096	7,917
(1) Following the adoption of IFRS 16 (Leases) in 2019, only included short-term leases and leases of low-value or intangible assets (see Note 9).

Note 24. Income tax matters

The deviation in the first nine months of 2022 and 2021 with respect to the income tax expense that would result from applying the statutory tax rates prevailing in each country where the Telefónica Group operates is due to the existence of tax incentives and non-deductible expenses in accordance with the rulings of the various tax authorities, and the recognition of the tax effects identified in the Group's regular evaluation of the recoverability of deferred tax assets. The realization of deferred tax assets and liabilities is conditioned, in most of the cases, by the future development of the activities carried out by its companies, the fiscal regulation in the different countries where they operate and strategic decisions to which can be subjected.
As a result of the closure of the tax inspection of Group 3G UMTS Holding GmbH for several years up to 2015 and once it was confirmed that no adjustment was proposed, the company reversed the provision that had been recorded for this purpose, with an impact on Corporate income tax of 186 million euros and in Finance income of 69 million euros. This movement had not any cash effect.

Deferred tax assets
Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	09/30/2022	12/31/2021
Tax credits for loss carryforwards	2,592	2,639
Unused tax deductions	926	903
Deferred tax assets for temporary differences	1,842	2,074
Total deferred tax assets	5,360	5,616

Tax payables and receivables
Current tax payables and receivables at September 30, 2022 and December 31, 2021 are as follows:

Millions of euros	09/30/2022	12/31/2021
Current income taxes payable	987	1,120
Indirect taxes payable	369	476
Other current income taxes payable	397	430
Total	1,753	2,026

Millions of euros	09/30/2022	12/31/2021
Current income taxes receivable	1,802	1,310
Indirect taxes receivable	661	705
Other current income taxes receivable	114	105
Total	2,577	2,120

On May 13, 2021, the Federal Supreme Court (“STF”) rendered a favorable decision in relation to the recognition of the right to exclude ICMS from the calculation basis of contributions to PIS and COFINS. As a result of this decision, Telefónica Brazil recognized a credit in 2021 in the amount of 2,269 million Brazilian reais (356 million euros at the average exchange of 2021).
Additionally, Telefónica Brazil has another legal proceeding that became final in 2018 for which it partially recognized the credit. The remaining portion of this process, relating to the period from April 1998 to June 2002 was not recognized at that time, as Telefónica Brazil considered it to be a contingent asset and, therefore, did not meet the parameters for its accounting recognition. In August 2022, based on the evolution of more recent decisions handed down by the STF that could impact the process in question, Telefónica Brazil, supported by the opinions of its legal advisors, concluded that the aforementioned process reached the status of net recoverability and therefore would be entitled to the accounting recognition of the remaining portion of the credit, in the amount of 1,044 million

Brazilian reais (192 million euros at the average exchange rate of January-September 2022). In September 2022 the Company started the offset of said credit.
At September 30, 2022 the balance pending compensation of the aforementioned processes recorded in indirect taxes receivable amounts to 1,163 million Brazilian reais, equivalent to 221 million euros at closing exchange rate (1,579 million Brazilian reais at December 31, 2021, 250 million euros at the closing exchange rate).
Inspections of the tax group in Spain
In relation to the 2008-2011 inspection procedure, in July 2022 Telefónica was notified of the Supreme Court's decision rejecting the appeal for Cassation filed by the State Attorney's Office against the judgment of the National High Court of October 29, 2021. This confirmed Telefónica, S.A. criteria for the using of tax losses carryforward and deductions in relation to the liquidation Agreements derived from the Corporation Income Tax inspection of those years.
On October 24, 2022, an Agreement for the Execution of the Judgment of the Audiencia Nacional (National High Court) was issued, which orders the refund to Telefónica of an amount of 790 million euros for taxes paid in those years, as well as an amount of 526 million euros as delayed interest. Said amounts have been collected on October 28, 2022.
As a result of the aforementioned, (i) there has been an increase in the deferred tax assets of the Tax Group in Spain as of September 30, 2022 amounting to 42 million euros, with a counterpart in Corporate income tax in the consolidated income statement; (ii) an effective collection right in favor of Telefónica, and the corresponding financial income in the amount of 526 million euros, are recognized as of October 24, 2022; and (iii) the tax collection and the interest collection are recorded in the consolidated statement of cash flows as of October 28, 2022.
Tax litigation in Telefónica del Perú
In relation to tax claims in Peru corresponding mainly to proceedings open relating to corporate income tax for years 2000 and 2001 (payments on account included) -mentioned in the financial statements as of December 2021-, an unfavorable ruling was received on June 22 from the Supreme Court in relation to the credit balance from 1999, usable in 1999 Corporate income tax return as well as in 2000 payments in advance. The Supreme Court decided unfavorable for the company in line with its last ruling as of June 2021. However, the Group has not recognized any additional provision as of September 2022 as its effect on the Company Income Tax was already recorded in 2021 when the first Supreme Court ruling was received.
In addition to the above mentioned, a new ruling from the Tax Court was received in June 2022 in relation to Telefónica Móviles del Perú 2000 Corporate Income Tax. This ruling was favorable for the Company regarding the recognition of the tax value of certain network assets and unfavorable, regarding the exchange rate tax deductibility. Telefonica del Perú has recorded an additional provision in the first nine months financial report for these concepts amounting to 63 million Peruvian soles (16 million euros).
The total provision as of September 30, 2022, including, among others, accrued interest and the aforementioned impacts, amounts to 3,063 million Peruvian soles, equivalent to 790 million euros at the exchange rate as of September 30, 2022 (2,954 million Peruvian soles as of December 31, 2021 equivalent to 654 million euros).

Note 25. Cash flow detail
Net cash flow provided by operating activities
The detail of net cash flow provided by operating activities is the following:

Millions of euros	January - September 2022	January - September 2021
Cash received from operations	35,210	35,105
Cash paid from operations	(26,528)	(26,116)
Cash paid to suppliers	(22,544)	(22,229)
Cash paid to employees	(3,335)	(3,230)
Payments related to cancellation of commitments related to employee benefits	(649)	(657)
Net payments of interest and other financial expenses net of dividends received	(668)	(1,066)
Net interest and other financial expenses paid	(1,165)	(1,084)
Dividends received	497	18
Taxes proceeds/ (payments)	(416)	(379)
Net cash flow provided by operating activities	7,598	7,544
In the first nine months of 2022, dividends amounting to 415 million pounds sterling were received from VMO2 (see Note 9) equivalent to 470 million euros.

Net cash flow used in investing activities
The following is a detail of the items comprising the net cash flow used in investing activities.

Millions of euros	January - September 2022	January - September 2021
Proceeds from the sale in property, plant and equipment and intangible assets	624	256
Payments on investments in property, plant and equipment and intangible assets	(4,643)	(5,400)
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(4,019)	(5,144)
Payments for non-financed spectrum in the first nine months of 2022 totaled 19 million euros, mainly due to the payment of 8 million euros for Telefónica Spain, 8 million euros for Telefónica Argentina and 3 million euros for Telefónica Colombia.
Payments for non-financed spectrum in the first nine months of 2021 totaled 991 million euros, mainly due to the payment of 521 million euros for Telefónica United Kingdom, 333 million euros for Telefónica Spain and 133 million euros for Telefónica Chile.

Millions of euros	January - September 2022	January - September 2021
Incorporation of VMO2 (1)	(123)	6,064
Sale of telecommunications towers divisions of Telxius (Note 2)	2	7,518
Sale of fiber assets in Colombia	54	—
Sale of InfraCo, SpA	—	481
Tax associated with the sale of InfraCo, SpA	(124)	—
Sale of Telefónica Móviles El Salvador	117	—
Sale of Telefónica Costa Rica	—	444
Others	67	125
Proceeds on disposals of companies, net of cash and cash equivalents disposed	(7)	14,632
Oi mobile assets acquisition	(975)	—
Incremental acquisition	(162)	—
BE-Terna acquisition	(325)	—
Cancom acquisition	—	(374)
Others	(67)	(86)
Payments on investments in companies, net of cash and cash equivalents acquired	(1,529)	(460)
(1) Cash received (see Note 2) less: (i) Cash and cash equivalents of Telefonica UK at the date of its exit from the scope of consolidation, and (ii) payments made to the O2 UK pension plan and other expenses.

Millions of euros	January - September 2022	January - September 2021
Collateral guarantees on derivatives	2,466	1,248
Legal deposits	1	81
Others	68	70
Proceeds on financial investments not included under cash equivalents	2,535	1,399
Collateral guarantees on derivatives of Telefónica, S.A.	(802)	(884)
Others	(377)	(312)
Payments on financial investments not included under cash equivalents	(1,179)	(1,196)

Net cash flow used in financing activities
The following is a detail of the items comprising the net cash flow used in financing activities.

Millions of euros	January - September 2022	January - September 2021
Dividends paid to the shareholders of Telefónica, S.A. (*)	(245)	(357)
Payments to non-controlling interests of Telefônica Brasil, S.A.	(115)	(95)
Payments to non-controlling interests of Telefónica Deutschland Holding, A.G.	(161)	(165)
Others	1	(2)
Dividends paid (Note 11)	(520)	(619)
Transactions carried out by Telefónica, S.A. (Note 11)	(279)	(267)
Telefónica Centroamérica Inversiones, S.L. share premium (ECPN) refund related to the sale of T. Guatemala, T. Nicaragua and T. Panama	(44)	—
Others	(122)	(94)
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(445)	(361)
Issuance of undated deeply subordinated securities (Note 11)	—	1,000
Redemption/repurchase of undated deeply subordinated securities (Note 11)	—	(1,000)
Payment of the coupon related to the issuances of undated deeply subordinated securities issued (see Note 11)	(229)	(283)
Operations with other equity holders	(229)	(283)
(*) This amount differs from that indicated in Note 11 because of withholding taxes deducted in the payment to certain major shareholders in accordance with current legislation.

Millions of euros	January - September 2022	January - September 2021
Issued under the EMTN program of Telefónica Emisiones, S.A.U. (see Note 16)	1,100	—
Issuance of Telefónica Móviles Chile	—	104
Issuance of Telefónica Brasil	665	—
Others	(22)	—
Proceeds on issue of debentures and bonds, and other debts	1,743	104
Disposal bilateral loans of Telefónica, S.A.	—	200
Disposal loans of Chile	—	170
Disposal loans of Telefónica Germany	—	750
Disposal bilateral loans of Telefónica Brasil (*) (Note 16)	218	—
Disposal bilateral loans of Telxius Telecom, S.A. (Note 16)	100	70
Disposal loans of Colombia Telecomunicaciones	—	174
Others	27	119
Proceeds on loans, borrowings and promissory notes	345	1,483
Repayments of debentures and bonds, and other debts	(2,123)	(5,787)
Amortization of financing of Telefónica, S.A.	(1,249)	(1,133)
Amortization of financing of Colombia Telecomunicaciones (*) (Note 16)	(117)	(270)
Amortization of financing of Telefónica Germany	(37)	(452)
Amortization of financing of Telxius	(70)	(345)
Amortization issuance of promissory notes	(850)	(826)
Others	(1,085)	(420)
Repayments of loans, borrowings and promissory notes	(3,408)	(3,446)
Lease principal payments (Note 21)	(1,458)	(1,303)
Financed spectrum licenses payments	(480)	(43)
Payments for investments in spectrum use licenses financed without explicit interest	(21)	(21)
Payments to suppliers with extended payment terms	(37)	(83)
Financed operating payments and investments in property, plant and equipment and intangible assets payments (Note 16)	(538)	(147)
(*) Data converted at the exchange rate at the end of each of the corresponding periods. The impact of the exchange rate with respect to the date of the transaction is included in the "Others" line within the same sub-heading.

Note 26. Other information

Litigation

With regard to ongoing litigation, the main developments in litigation reported in Note 29.a) to the consolidated annual financial statements for the year ended December 31, 2021, from that date to the date of authorization for issue of these interim financial statements are as follows:

Appeal against the Decision of the European Commission dated 23 January 2013, to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union
In April 2022, Telefónica proceeded to pay the fine of 67 million euros imposed, bringing the procedure to an end.
Appeal against the ANATEL resolution on the calculation of amounts for the renewal of radio frequencies in Brazil associated with the provision of the personal mobile services (filed in 2015)
In 2015, Telefónica Brasil filed a lawsuit against the resolution of ANATEL which sets forth the calculation of the amount to be paid by Telefónica Brasil for the renewal of radio frequencies associated with the provision of personal mobile services (which has been granted to Telefónica Brasil for a period of fifteen years).

According to ANATEL the renewals, which must be carried out every two years, should be accompanied by a payment equivalent to 2% of all income derived from the provision of personal mobile services, while Telefónica Brasil believes that the calculation must be made with respect to the income derived from voice services only, which would exclude data services and interconnection revenues.

In August 2016, Telefónica Brasil filed an appeal before the Regional Federal Court of Brasilia after obtaining an unfavorable ruling in the Court of First Instance, which considered that the criteria defended by ANATEL was the one to be followed. Pending judgment on appeal.

As of September 30, 2022, the amount under litigation was 391 million Brazilian reais (74 million euros based on the exchange rate of such date), resulting from the method of calculation of ANATEL that has been appealed.

Other proceedings

As of the date, the Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.

Commitments

The main developments with regard to commitments and information reported in this connection in Note 29.c) to the consolidated financial statements for the year ended December 31, 2021, from that date to the date of authorization for issue of these interim financial statements are as follows:

Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.

On March 31, 2022 Telefónica, S.A. and IBM Global Services España, S.A. executed an amendment of the master services agreement for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group. By virtue of this amendment the term may be extended for those adhered companies that decide to extend their services beyond the initial term. In addition, on July 29, 2022 a new amendment was executed by virtue of which the term may be extended for those adhered companies in Latinoamerica that decide to extend some of their services.

Commitments derived from the agreements reached for the acquisition of football (soccer) related rights between Telefónica (through its affiliate Telefónica Audiovisual Digital, S.L.U.) and LaLiga and UEFA

On March 28, 2022, Telefónica entered into an agreement with the company DAZN for the distribution of DAZN LaLiga Package. Such package includes the remaining 5 football matches per match-weekend of the Spanish First Division Football Championship, in 35 out of 38 match-weekends for exploitation on pay television for residential subscribers in Spain (Option D bis, Package D.2 bis).

This is a non-exclusive agreement for 5 seasons, from 2022/2023 to 2026/2027. The agreed value amounts to 280 million euros for each of the seasons.

In addition, on July 29, 2022, Telefónica signed a new contract with LaLiga for the non-exclusive broadcasting of the channel that broadcast matches of Second Division of National Football Championship League for seasons 2022/2023, 2023/2024 and 2024/2025, with Telefonica’s unilateral option to extend for two additional seasons, with a variable cost that amounts approximately 16 million euros for each season.

Similarly, on August 4, 2022, a contract was formalized with LaLiga for the non-exclusive broadcast of the LaLiga TV Bar Channel for non-residential subscribers for 2022/2023 season with a minimum guarantee of 29 million euros, being the final price variable.

With these agreements, Telefónica will be able to continue offering all the matches of the National Championship of the First and Second Division Football League to its customers.

Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group

On April 20, 2022, the closing of the transaction related to the Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group took place, and Telefónica Brasil acquired, on such date, all the shares of the company Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (Garliava), to which the mobile assets of Oi Group assigned to Telefónica Brasil had been contributed, in accordance with the segregation plan stated in the Oi Agreement.

Telefónica Brasil thus acquired its share of mobile assets of the Oi Group for an approximate amount of 5,373 million Brazilian reais (approximately 1,063 million euros at the exchange rate at such date), having paid, on such day, the amount of 4,885 million Brazilian reais (approximately 972 million euros). The remaining amount, equivalent to 10% of the payment made on that date, was withheld and its release is currently subject to certain ongoing discussions regarding price adjustments, as provided for in the Oi Agreement (see Note 5).

Likewise, on such date, Telefónica Brasil: (i) committed to an additional payment of 110 million Brazilian reais (approximately 23 million euros) of which 40 million Brazilian reais were paid at that date (approximately 8 million euros), subject to the fulfilment of certain targets by Oi; (ii) made a payment of approximately 148 million Brazilian reais (approximately 29 million euros) for certain transition services to be provided by Oi to Garliava; and (iii) entered into a take-or-pay data transmission capacity agreement, with a net present value of 179 million Brazilian reais (approximately 35 million euros), to be paid monthly during a period of 10 years.

The mobile assets of Oi Group finally assigned to Telefónica Brasil were the following:

•Customers: approximately 12.5 million (equivalent to 30% of the total customer base of the mobile assets of Oi Group) – according to ANATEL’s February 2022 data;
•Spectrum: 43MHz as national population-weighted average (46% of the radiofrequency of the mobile assets of Oi Group); and
•Infrastructure: contracts for the use of approximately 2.7 thousand sites of mobile access (corresponding to 19% of the sites of the mobile assets of Oi Group).

Contracts for the provision of IT services with Nabiax

Once the conditions related to the contribution of the two data centers located in Chile were fulfilled, on May 24, 2022, the complete closing of the transaction took place, and T. Infra reached a 20% stake in Nabiax (see Note 9). The agreement was complemented by the signing of a contract for the provision to Telefónica of housing services from those two data centers under terms and conditions equivalent to those established in the transaction executed in 2019, for an initial period ending in 2031.

Agreement reached between Telefónica España Filiales, S.A.U. (“Telefónica España Filiales”), Telefónica Infra, Vauban and Crédit Agricole for the establishment of Bluevía Fibra

On July 25, 2022, Telefónica España Filiales, T. Infra and the consortium formed by Vauban Infrastructure Partners ("Vauban") and Crédit Agricole Assurances ("CAA") reached an agreement for the establishment of a joint venture, Bluevía Fibra, S.L. ("Bluevía"), whose corporate purpose will be the deployment and commercialization of a fiber-to-the-home (FTTH) network in mainly rural areas in Spain.

Bluevía is expected to purchase from Telefónica España 3.5 million already connected real estate units and deploy an additional 1.5 million over the next two years, reaching a total footprint of 5 million connected real estate units. The 3.5 million real estate units to be acquired by Bluevía represent 13% of Telefónica's FTTH network in Spain, with Telefónica España retaining ownership of the remainder of the network. In addition, as part of the transaction, the Telefónica Group will enter into a series of service provision agreements with Bluevía which will entail the mutual provision and receipt of services by/to Telefonica Group and Bluevia. As part of the transaction, Telefonica Group will contribute equity funds to Bluevia in the amount of approximately 1,247 million euros and the Vauban/CAA consortium will acquire 45% of Bluevía from Telefónica España for 1,021 million euros in cash.

After the closing of the transaction, the Telefónica Group will hold 55% of the capital of Bluevía (30% Telefónica España Filiales and 25% T. Infra), with Vauban/CAA holding the remaining 45%.

Closing of the transaction is subject to obtaining the relevant regulatory authorizations.

Agreement reached by T. Infra, Liberty Global and InfraVia for the establishment of a fiber-to-the-home (FTTH) joint venture in the U.K.

On July 29, 2022, T. Infra, Liberty Global plc ("Liberty Global") and InfraVia Capital Partners ("InfraVia") reached an agreement for the establishment of a joint venture that will deploy fiber-to-the-home (FTTH) to 5 million homes in the United Kingdom currently not reached by Virgin Media O2's ("VMO2") network, with potential for expansion to an additional 2 million homes. The fiber network will offer wholesale FTTH access to telecommunications service providers, with VMO2 acting as the lead customer, as well as providing a range of technical services.

Following the closing of the transaction, Liberty Global and T. Infra will hold a joint 50% interest in the joint venture, with InfraVia owning the remaining 50%.

The business plan for the initial rollout to 5 million homes envisages an investment of approximately 4,500 million pounds sterling (approximately 3,781 million euros at the exchange rate at such date). The three partners will fund their pro-rata share of equity funding for the construction, totaling up to 1,400 million pounds sterling (approximately 1,176 million euros). In addition, the joint venture has obtained underwritten debt financing from a consortium of banks of up to 3,300 million pounds sterling (approximately 2,773 million euros), which syndication process is currently ongoing. As part of the transaction, InfraVia will make certain payments to Liberty Global and T. Infra, a portion of which will be linked to the progress of the construction of the network.

Closing of the transaction is subject to customary conditions, including obtaining the relevant regulatory authorizations.

Note 27. Operations held for sale
The detail of non-current assets and disposal groups classified as held for sale and liabilities associated with non-current assets held for sale at September 30, 2022 and December 31, 2021 are as follows:

Millions of euros	09/30/2022	12/31/2021
Telefónica Móviles El Salvador	—	253
Fiber optic assets in Colombia	—	57
Other assets	44	48
Non-current assets and disposal groups classified as held for sale	44	358
Telefónica Móviles El Salvador	—	134
Liabilities associated with non-current assets held for sale	—	134

Telefónica Móviles El Salvador

On October 14, 2021, Telefónica Centroamérica Inversiones, S.L. (60% of which is held, directly and indirectly, by Telefónica and 40% by Corporación Multi Inversiones) reached an agreement with General International Telecom Limited for the sale of the entire share capital of Telefónica Móviles El Salvador, S.A. de C.V.

On January 13, 2022, after the satisfaction of the closing conditions and once the relevant regulatory approvals were obtained, Telefónica Centroamérica Inversiones, S.L transferred its stake (99.3%) in Telefónica Móviles El Salvador to General International Telecom El Salvador, S.A. de C.V. for an amount of 139 million U.S. dollars (approximately 121 million euros at the exchange rate at such date).

Fiber assets in Colombia

On July 16, 2021, Colombia Telecomunicaciones S.A. ESP BIC (Telefónica Colombia) entered into a sale with a Colombian company controlled by Kohlber Kravis Roberts - KKR (Onnet Fibra Colombia S.A.S) for the sale and purchase of certain fiber assets owned by Telefónica Colombia and for the provision of wholesale connectivity services by Onnet Fibra Colombia S.A.S to Telefónica Colombia, the development of activities of deployment of fiber network, and other associated services.

On January 11, 2022, once the corresponding authorizations from the regulatory authorities were obtained and after the fulfillment of certain agreed conditions, the transaction was completed.

Telefónica Colombia received, as consideration, 187 million U.S. dollars (approximately 165 million euros at the exchange rate at such date) and 40% of the shares of a Spanish company controlled by KKR, Alamo HoldCo S.L., the sole shareholder of Onnet Fibra Colombia S.A.S (see Note 9).

Note 28. Events after the reporting period

The following events regarding the Telefónica Group took place between the reporting date and November 3, 2022:

•On October 25, 2022, Telefónica informed that it was notified the execution Agreement of the Judgment of the Audiencia Nacional (National High Court), which had confirmed the criteria for the use of negative tax bases and deductions maintained by Telefonica in relation to the assessments Agreements derived from the 2008-2011 Corporate Income Tax Audit (see Note 24). The notified Agreement orders the refund to Telefónica of an amount of 790 million euros for taxes paid in those years, as well as an amount of 526 million euros as delayed interest. Said amounts have been collected on October 28, 2022.

Appendix I: Scope of consolidation
The main changes in the consolidation scope taking place in the first nine months of 2022 were as follows:

Telefónica Spain

On June 9, 2022, after obtaining the necessary authorizations for its incorporation, Repsol and Telefónica set up Solar360 de Repsol and Movistar S.L., with a 50% stake each, a joint venture to develop the photovoltaic self-consumption business, offering integral self-consumption solutions to private customers, neighborhood associations and companies, both SMEs and large companies, through the installation of solar panels. The company is consolidated using the equity method.

In addition, the company Solar360 Soluciones de Instalacion y Mantenimiento, S.L. was incorporated with a 51% stake held by Telefónica. The company was included in the consolidation perimeter using the full consolidation method.
Telefónica Brazil

On April 20, 2022, the transaction relating to the share purchase agreement and other commitments between Telefónica Brasil S.A., Tim S.A. and Claro S.A., all of which are the purchasers, and Oi S.A., the seller of the Oi Group's mobile telephony assets, was closed.

In this regard, Telefónica Brasil, S.A. has acquired all the shares of the company Garliava RJ Infraestrutura e Redes de Telecomunicacoes S.A., to which the mobile assets of Oi Group assigned to Telefónica Brasil, S.A. were contributed, in accordance with the Segregation and Division Plan stated in the Contract.

Telefónica Hispam

On January 11, 2022, once the corresponding authorizations from the regulatory authorities were obtained and after the fulfillment of certain agreed conditions, the transaction between T. Colombia and a Colombian company controlled by KKR (“InfraCo”) for the sale and purchase of certain fibre assets owned by T. Colombia and for the provision of wholesale connectivity services by InfraCo to T. Colombia, the development of activities of deployment of fibre network, and other associated services, was completed. T. Colombia received, as consideration the 40% of the shares of a Spanish company controlled by KKR (“HoldCo”), the sole shareholder of InfraCo.

Other companies

On January 13, 2022, after the satisfaction of the closing conditions and once the relevant regulatory approvals were obtained, T. Centroamérica Inversiones, S.L (60% of which is held, directly and indirectly, by Telefónica and 40% by Corporación Multi Inversiones) transferred its stake (99.3%) in T. Móviles El Salvador to General International Telecom El Salvador, S.A. de C.V.

On March 21, 2022, Telefónica Tech UK & Ireland, Ltd. signed and completed the acquisition of 100% of UK based Incremental.

On June 9, 2022, was closed the agreement reached by the company Telefónica Cybersecurity & Cloud Tech, S.L.U. with certain investment funds managed by Deutsche Private Equity GmbH (and other sellers) for the acquisition of the 100% of the shares of the German company BE-terna Acceleration Holding GmbH and its subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 4, 2022	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer